PROSPECTUS	Filed Pursuant to Rule 424(b)(4) Registration No. 333-141242

6,200,000 Shares

OMEGA HEALTHCARE INVESTORS, INC.
Common Stock

We are offering for sale 6,200,000 shares of our common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “OHI.” On March 28, 2007, the last reported sale price of our common stock on the NYSE was $17.03 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$ 16.75	$ 103,850,000
Underwriting discounts and commissions	$ 0.84	$ 5,192,500
Proceeds, before expenses, to us	$ 15.91	$ 98,657,500

The underwriters may also purchase up to an additional 930,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $5,971,375, and the total proceeds, before expenses, to us will be $113,456,125.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about April 3, 2007.

Sole Book Running Manager
UBS Investment Bank

Co-Managers
Banc of America Securities LLC
Deutsche Bank Securities
Stifel Nicolaus

The date of this prospectus is March 28, 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
SUMMARY HISTORICAL FINANCIAL INFORMATION	7
RISK FACTORS	9
RISKS RELATED TO THE OPERATORS OF OUR FACILITIES	9
The bankruptcy, insolvency or financial deterioration of our operators could delay or limit our ability to collect, in full or at all, unpaid rents or require us to find new operators for rejected facilities	9
A debtor may have the right to assume or reject a lease with us under bankruptcy law and his or her decision could delay or limit our ability to collect rents thereunder.	9
With respect to our mortgage loans, the imposition of an automatic stay under bankruptcy law could negatively impact our ability to foreclose or seek other remedies against a mortgagor.	11
If an operator files bankruptcy, our leases with the operator could be recharacterized as a financing agreement, which could negatively impact our rights under the lease.	11
Operators that fail to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.	12
Our operators depend on reimbursement from governmental and other third-party payors and reimbursement rates from such payors may be reduced.	13
Our operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their lease and mortgage payments to us.	14
Increased competition as well as increased operating costs due to competition for qualified employees have resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.	14
RISKS RELATED TO US AND OUR OPERATIONS	15
In connection with the restatement of our financial statements for the year ended December 31, 2005, we identified a material weakness in our internal control over financial reporting, which could materially and adversely affect our business and financial condition.	15
We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.	15
Our ability to raise capital through sales of equity is dependent, in part, on the market price of our common stock, and our failure to meet market expectations with respect to our business could negatively impact the market price of our common stock and limit our ability to sell equity.	15
We are subject to risks associated with debt financing, which could negatively impact our business, limit our ability to make distributions to our stockholders and to repay maturing debt.	16
Certain of our operators account for a significant percentage of our real estate investment and revenues.	17
The geographic concentration of our investments could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or otherwise negatively impacting our results of operations.	17
Unforeseen costs associated with the acquisition of new properties could reduce our profitability.	16
Our assets may be subject to impairment charges.	17
We may not be able to sell certain closed facilities for their book value.	18
Our substantial indebtedness could adversely affect our financial condition.	18
Our real estate investments are relatively illiquid.	18
As an owner or lender with respect to real property, we may be exposed to possible environmental liabilities.	19
The industry in which we operate is highly competitive. This competition may prevent us from raising prices at the same pace as our costs increase.	19
We are named as defendants in litigation arising out of professional liability and general liability claims relating to our previously owned and operated facilities that if decided against us, could adversely affect our financial condition.	20
We are subject to significant anti-takeover provisions.	20
We may change our investment strategies and policies and capital structure.	20
We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.	20

i

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business could suffer.	21
RISKS RELATED TO OUR STOCK	21
The market value of our stock could be substantially affected by various factors.	21
Our issuance of additional capital stock, warrants or debt securities, whether or not convertible, may reduce the market price for our shares.	21
There are no assurances of our ability to pay dividends in the future.	22
Holders of our outstanding preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.	22
TAX RISKS	22
We have submitted to the Internal Revenue Service a request for a closing agreement and may not be able to obtain a closing agreement on satisfactory terms.	22
If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.	23
Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.	24
Complying with REIT requirements may affect our profitability.	24
Dividends payable by REITs do not qualify for the reduced tax rates applicable for some dividends.	25
REIT distribution requirements could adversely affect our ability to execute our business plan.	25
Complying with REIT requirements with respect to our TRS limits our flexibility in operating or managing certain properties through our TRS.	25
We may not be able to find a suitable tenant for our healthcare property, which could reduce our cash flow.	25
Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.	26
Complying with REIT requirements may force us to liquidate otherwise attractive investments.	26
New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.	27
CAUTIONARY LANGUAGE REGARDING FORWARD_LOOKING STATEMENTS	28
USE OF PROCEEDS	29
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY	30
CAPITALIZATION	31
SELECTED CONSOLIDATED FINANCIAL DATA	32
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	34
BUSINESS	58

This prospectus includes market share, industry data and forecasts that we obtained from the United States Census Bureau and the Centers for Medicare and Medicaid Services, or CMS. In this prospectus, we refer to additional information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, on Form S-11 to register the shares offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. For further information about us and the common stock offered in this prospectus, you should review the registration statement. You should read this prospectus together with additional information described under the heading “Available Information.”

All references to “you” in this prospectus refer to those persons who invest in the common stock being offered by this prospectus, and all references to “we,” “us” and “our” in this prospectus refer to Omega Healthcare Investors, Inc., a Maryland corporation, and its subsidiaries.

ii

Prospectus summary

The following summary may not contain all the information that may be important to you. You should read the entire prospectus and the documents we have filed with the SEC before making a decision to invest in our common stock.

OUR COMPANY

We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities, or SNFs, and, to a lesser extent, assisted living facilities, or ALFs and rehabilitation and acute care facilities. We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt or equity securities, the assumption of secured indebtedness, or a combination of these methods.

Our portfolio of investments, as of December 31, 2006, consisted of 239 healthcare facilities, located in 27 states and operated by 32 third-party operators. This portfolio is made up of:

•	228 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties; and

•	fixed rate mortgages on nine long-term healthcare facilities.

As of December 31, 2006, our gross investments in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1.3 billion. In addition, we also held miscellaneous investments of approximately $22 million at December 31, 2006, consisting primarily of secured loans to third-party operators of our facilities.

For the year ended December 31, 2006, we generated operating revenue of $135.7 million, net income of $55.7 million, and $76.7 million of funds from operations, or FFO. FFO is not a financial measure recognized under generally accepted accounting principles in the United States of America, or GAAP, and, therefore, should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. For more information with respect to FFO and a reconciliation of FFO to GAAP net income, see footnote 2 in the section entitled “Summary Historical Financial Information.”

OUR PROPERTY INVESTMENTS

We own a diversified portfolio of assets. The following table summarizes our property investments as of December 31, 2006:

Investment Structure/Operator	Number of Beds(1)	Number of Facilities	Occupancy Percentage (1)	Gross Investment (in thousands)

Purchase/Leaseback(2)

Sun Healthcare Group, Inc.	4,523	38	86%	$210,222
CommuniCare Health Services, Inc.	2,781	18	89	185,821
Haven Healthcare	1,787	15	91	117,230
HQM of Floyd County, Inc	1,466	13	87	98,368
Advocat Inc	2,925	28	78	94,432
Guardian LTC Management, Inc.(4)	1,308	17	83	85,981
Nexion Health Inc	2,412	20	78	80,211
Essex Health Care Corporation	1,388	13	78	79,354
Seacrest Healthcare	720	6	92	44,223

Investment Structure/Operator	Number of Beds	Number of Facilities	Occupancy Percentage (1)	Gross Investment (in thousands)

Senior Management	1,413	8	70	35,243
Mark Ide Limited Liability Company	832	8	77	25,595
Harborside Healthcare Corporation	465	4	92	23,393
StoneGate Senior Care LP	664	6	87	21,781
Infinia Properties of Arizona, LLC	378	4	63	19,289
USA Healthcare, Inc	489	5	65	15,703
Rest Haven Nursing Center, Inc	200	1	90	14,400
Conifer Care Communities, Inc.	204	3	89	14,367
Washington N&R, LLC	286	2	75	12,152
Triad Health Management of Georgia II, LLC	304	2	98	10,000
Ensign Group, Inc	271	3	92	9,656
Lakeland Investors, LLC	300	1	73	8,893
Hickory Creek Healthcare Foundation, Inc.	138	2	85	7,250
Liberty Assisted Living Centers, LP	120	1	85	5,997
Emeritus Corporation	52	1	66	5,674
Longwood Management Corporation(5)	185	2	91	5,425
Generations Healthcare, Inc.	60	1	84	3,007
Skilled Healthcare(6)	59	1	92	2,012
Healthcare Management Services(6)	98	1	48	1,486
	25,828	224	83	1,237,165

Assets Held for Sale
Active Facilities(7)	354	5	58	3,443
Closed Facility	—	1	—	125
	354	6	58	3,568
Fixed Rate Mortgages(3)

Advocat Inc	423	4	82	12,587
Parthenon Healthcare, Inc	300	2	73	10,730
CommuniCare Health Services, Inc.	150	1	91	6,454
Texas Health Enterprises/HEA Mgmt. Group, Inc.	147	1	68	1,230
Evergreen Healthcare	100	1	67	885
	1,120	9	80	31,886

Total	27,302	239	82	$1,272,619

(1)	Represents the most recent data provided by our operators.
(2)
Certain of our lease agreements contain purchase options that permit the lessees to purchase the underlying properties from us. Some of these purchase options could result in us receiving less than fair market value for such facility. As of the date of this prospectus, leases applicable to approximately 9.16% of our total gross investments contain purchase options. The purchase options relating to .16% are currently exercisable, the purchase options relating to .70% are exercisable at specified times during the next four years, and the purchase options relating to 8.30% are exercisable in ten years.

(3)	In general, many of our mortgages contain prepayment provisions that permit prepayment of the outstanding principal amounts thereunder.
(4)	All 17 facilities are subject to a purchase option on September 1, 2015.
(5)	Both facilities are subject to a purchase option on November 1, 2007.
(6)	The facility is subject to a purchase option on November 1, 2007.
(7)	Two facilities representing $1.9 million were purchased on January 31, 2007 pursuant to a purchase option.

OUR COMPETITIVE STRENGTHS

Geographically Diverse Property Portfolio. Our portfolio of properties is broadly diversified by geographic location. We have healthcare facilities located in 27 states. Only two states comprised more than 10% of our rental and mortgage income in 2006. In addition, the majority of our 2006 rental and mortgage income was derived from facilities in states that require state approval for development and expansion of healthcare facilities. We believe that such state approvals may limit competition for our operators and enhance the value of our properties.

Large Number of Tenants. Our facilities are operated by 32 different public and private healthcare providers. Except for Sun Healthcare Group, Inc., or Sun, and CommuniCare Health Services, Inc., or CommuniCare, which together hold approximately 32% of our portfolio (by gross investment value), no single tenant holds greater than 10% of our portfolio (by gross investment value).

Significant Number of Long-term Leases and Mortgage Loans. A large portion of the properties in our core portfolio are subject to long-term lease and mortgage agreements. At December 31, 2006, approximately 94% of our leases and mortgages had primary terms that expire in 2010 or later. Our leased real estate properties are leased under provisions of single facility leases or master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the leases and master leases provide for minimum annual rentals that are subject to annual increases based upon increases in the Consumer Price Index, or CPI, or increases in revenues of the underlying properties, with certain limits. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

Experienced Management Team. The top four members of our executive team average over 19 years of experience in the long-term healthcare industry. We believe that the long, accomplished tenure of our management team helps to distinguish us from our competitors in the long-term healthcare industry.

OUR STRATEGY

In making investments in properties, we generally have focused on established, creditworthy, middle-market healthcare operators that meet our standards for quality and experience of management. We have sought to diversify our investments in terms of geographic locations and operators. In evaluating potential investments, we consider such factors as:

•	the quality and experience of management and the creditworthiness of the operator of the facility;

•
the facility’s historical and forecasted cash flow and its ability to meet operational needs, capital expenditure requirements and lease or debt service obligations, providing a competitive return on our investment;

•	the construction quality, condition and design of the facility;

•	the geographic area of the facility;

•	the tax, growth, regulatory and reimbursement environment of the jurisdiction in which the facility is located;

•	the effect of an investment in such facility on our ability to qualify as a REIT;

•	the occupancy and demand for similar healthcare facilities in the same or nearby communities; and

•	the payor mix of private, Medicare and Medicaid patients.

We prefer to invest in equity ownership of properties. Due to regulatory, tax or other considerations, we sometimes pursue alternative investment structures that can achieve returns comparable to equity investments.

 OUR INDUSTRY

We are a REIT that invests in income-producing healthcare facilities, principally long-term care facilities located in the United States. Within the long-term care industry, we focus specifically on the approximately $122 billion United States nursing home market by providing lease or mortgage financing to operators of SNFs and, to a lesser extent, assisted living and acute care facilities. According to Centers for Medicare and Medicaid Services, or CMS, as of December 2006, there were approximately 16,000 nursing homes with approximately 1.7 million total beds certified to provide Medicare and/or Medicaid services in the United States. The nursing home industry is highly fragmented. As of May 2003, the ten largest for-profit chains combined control approximately 16% of the industry’s beds, with the largest company operating just under 3% of the industry’s beds.

The aging population and increased life expectancies are the primary growth drivers for long-term care facilities. According to the United States Census Bureau, in 2005, there were approximately 35 million Americans aged 65 or older, comprising approximately 12% of the total United States population. The number of Americans aged 65 or older is expected to climb to approximately 40.2 million by 2010 and to approximately 54.6 million by 2020. In addition to positive demographic trends, the demand for the services provided by operators of long-term care facilities is expected to increase substantially during the next decade due primarily to the impact of cost containment measures by government and private-pay sources resulting in higher acuity patients being transferred more quickly from hospitals to less expensive care settings such as SNFs. According to CMS, national nursing home expenditures are expected to grow from $122 billion in 2005 to $211 billion in 2016, representing a 5.1% compounded annual growth rate. We believe that these trends will support a growing demand for the services provided by nursing and assisted living facility operators, which in turn will support a growing demand for our properties.

In recent years, Congress has enacted three significant laws that have dramatically altered payments to operators of SNFs under Medicare. Beginning with the enactment of the Balanced Budget Act of 1997, or Balanced Budget Act, payments for Medicare services were reduced and extensive changes in the Medicare and Medicaid programs were made. Congress twice enacted legislation intended to mitigate temporarily the reduction in Medicare reimbursement rates for SNFs caused by the Balanced Budget Act. These bills were the Medicare, Medicaid, and SCHIP Balanced Budget Refinement Act of 1999, or Balanced Budget Refinement Act, and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, or Benefits Improvement and Protection Act. These acts implemented several temporary payment increases for services provided under Medicare in SNFs.

On August 4, 2005, CMS published a final rule, effective October 1, 2005, establishing Medicare payments for SNFs under the prospective payment system for federal fiscal year 2006, thereby triggering the elimination of the remaining temporary payment increases arising from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act. CMS estimated that the increases in Medicare reimbursements to SNFs arising from refinements to the prospective payment system under the final rule would offset the reductions stemming from the elimination of the temporary increases during federal fiscal year 2006 (October 1, 2005 through September 30, 2006), resulting in a overall increase in Medicare payments to SNFs of $20 million in fiscal year 2006 compared to 2005. We cannot accurately predict what effect, if any, these changes will have on individual operators, and as a result, our business in 2007 and beyond.

Furthermore, Medicaid programs, which are administered at the state level and are a significant source of revenues for our operators, are impacted by fluctuations in state budgets. The recent economic climate has had a detrimental effect on state revenues in most regions of the United States. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing services in the states in which we maintain facilities.

 In large part as a result of the 1997 changes in Medicare reimbursement of services provided by SNFs and reimbursement cuts imposed under state Medicaid programs, a number of operators of our properties have encountered significant financial difficulties in recent years. Some of these operators, including Sun and Integrated Health Services, or IHS, who is no longer one of our operators, filed for bankruptcy protection. Other operators were required to undertake significant restructuring efforts. We have restructured our arrangements with many of our operators by renegotiating lease and mortgage terms, re-leasing properties to new operators and closing and/or disposing of properties.

RECENT DEVELOPMENTS

Increase in our Credit Facility

Pursuant to Section 2.01 of our credit agreement, dated as of March 31, 2006, as amended, by and among OHI Asset, LLC, a Delaware limited liability company, OHI Asset (ID), LLC, a Delaware limited liability company, OHI Asset (LA), LLC, a Delaware limited liability company, OHI Asset (TX), LLC, a Delaware limited liability company, OHI Asset (CA), LLC, a Delaware limited liability company, Delta Investors I, LLC a Maryland limited liability company, Delta Investors II, LLC, a Maryland limited liability company and Texas Lessor - Stonegate, LP, a Maryland limited partnership, the Lenders identified therein, and Bank of America, N.A., as Administrative Agent, we are permitted under certain circumstances to increase our available borrowing base under our revolving secured credit facility, or Credit Facility, from $200 million up to an aggregate of $300 million. Effective as of February 22, 2007, we exercised our right to increase our available revolving commitment under Section 2.01 of the credit agreement from $200 million to $255 million and we consented to the addition of 18 of our properties to the borrowing base assets under our Credit Facility. For additional information regarding our Credit Facility, see Management’s discussion and analysis of financial condition and results of operations - Liquidity and capital resources - Financing activities and borrowing arrangements.

Restatement
In December 2006, we filed an amended Annual Report on Form 10-K/A to correct our previously issued historical consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, for errors in previously reported amounts related to income tax matters and asset values, as well as the recording of straight-line rental income. Please see the sections of this prospectus entitled "Certain federal income tax consequences - Taxation of Omega" and "Risk Factors - Tax Risks" for additional information.

CORPORATE INFORMATION

We were incorporated in the State of Maryland on March 31, 1992. Our principal executive offices are located at 9690 Deereco Road, Suite 100, Timonium, Maryland 21093, and our telephone number is (410) 427-1700.

 The offering

Common stock we are offering	6,200,000 shares.

Common stock to be outstanding immediately after the offering	66,300,859 shares.

New York Stock Exchange symbol	OHI

Use of proceeds
We intend to use all of the net proceeds of this offering to repay indebtedness outstanding under our Credit Facility. If and to the extent there are net proceeds remaining after we have repaid all indebtedness under our Credit Facility, we will use these proceeds for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors
This investment involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of this prospectus for a discussion of certain factors you should consider before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering is based on approximately 60,100,859 shares outstanding as of March 26, 2007 and excludes:

•	47,244 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2006 at a weighted average exercise price of $12.70 per share;

•	1,516,428 shares of our common stock available for issuance under our dividend reinvestment and common stock purchase plan as of December 31, 2006;

•	2,891,980 shares of our common stock available for future grant under our 2000 Stock Incentive Plan and our 2004 Stock Incentive Plan; and

•	930,000 shares of our common stock that may be purchased by underwriters to cover over-allotments, if any.

Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary historical financial information

The following table sets forth summary consolidated financial data as of the dates and for the periods presented. The operating data and other financial data as of, and for each of the years during the three-year period ended, December 31, 2006 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating data and other financial data as of and for each of the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Operating data:
Revenues:
Core operations	$80,572	$76,803	$86,972	$109,644	$135,693
Nursing home operations	42,203	4,395	—	—	—
Total revenues	122,775	81,198	86,972	109,644	135,693

Interest expense	27,381	20,802	24,902	32,021	44,126

(Loss) income from continuing operations	(2,561)	27,770	13,371	37,355	56,042

Net (loss) income available to common shareholders	(32,801)	3,516	(36,715)	25,355	45,774

Other financial data:
Depreciation and amortization (1)	17,495	18,129	18,842	23,856	32,113
Funds from operations(2)	(15,025)	25,091	(18,474)	42,663	76,683

	Twelve months ended December 31, 2006
	Actual	As adjusted(3)
Balance sheet data:	(in thousands)

Cash	$729	729
Gross investment	1,294,697	1,294,697
Total assets	1,175,370	1,175,370
Total debt(4)	676,141	577,983
Stockholders’ equity	465,454	563,612

(1)  Excludes amounts included in discontinued operations

(2)  We consider funds from operations, or FFO, to be a key measure of a REIT’s performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts, or NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition of implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investor and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the table included below, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company’s FFO results may not be meaningful.

The following table is a reconciliation of net income (loss) available to common shareholders to FFO:

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Net income (loss) available to common shareholders	(32,801)	3,516	(36,715)	25,355	45,774
(Deduct gain) add back loss from real estate dispositions(a)	(2,548)	149	(3,310)	(7,969)	(1,354)
	(35,349)	3,665	(40,025)	17,386	44,420
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(b)	21,270	21,426	21,551	25,277	32,263
Adjustments of derivatives to fair market value	(946)	—	—	—	—
FFO	(15,025)	25,091	(18,474)	42,663	76,683

(a)
The add back of loss/deduction of gain from real estate dispositions includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Reports on Form 10-K for the three year period ended December 31, 2006.

(b)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Reports on Form 10-K for the three year period ended December 31, 2006. The 2002, 2003, 2004, 2005 and 2006 includes depreciation of $3.8 million, $3.3 million, $2.7 million, $1.4 million , and $0.2 million, respectively, related to facilities classified as discontinued operations.

(3)
As adjusted basis giving effect to our sale of the common stock in this offering at an offering price of $16.75 per share and the receipt of the estimated net proceeds of this sale of $98.2 million, (after deducting underwriting discounts and commissions and other expenses of this offering), and the assumed application of the approximately $98.2 million of net proceeds to repay a portion of our outstanding borrowings under our Credit Facility.

(4)	Total debt includes long-term debt and current maturities of long-term debt.

Risk factors

You should carefully consider the risks described below. These risks are not the only ones that we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected.

RISKS RELATED TO THE OPERATORS OF OUR FACILITIES

Our financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. These adverse developments could arise due to a number of factors, including those listed below.

The bankruptcy, insolvency or financial deterioration of our operators could delay or limit our ability to collect, in full or at all, unpaid rents or require us to find new operators for rejected facilities.
We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, title 11 of the United States Code, 11 U.S.C. §§ 101-1330, as amended and supplemented, or the Bankruptcy Code, affords certain protections to a party that has filed for bankruptcy that would probably render certain of these remedies unenforceable, or, at the very least, delay our ability to pursue such remedies. In addition, an operator in bankruptcy may be able to restrict our ability to collect unpaid rent or mortgage payments during the bankruptcy case.

Furthermore, the receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator licensed to manage the facility. In addition, some significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. In order to protect our investments, we may take possession of a property or even become licensed as an operator, which might expose us to successor liability under government programs (or otherwise) or require us to indemnify subsequent operators to whom we might transfer the operating rights and licenses. Third-party payors may also suspend payments to us following foreclosure until we receive the required licenses to operate the facilities. Should such events occur, our income and cash flow from operations would be adversely affected.

A debtor may have the right to assume or reject a lease with us under bankruptcy law and his or her decision could delay or limit our ability to collect rents thereunder.
If one or more of our lessees files bankruptcy relief, the Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. However, our lease arrangements with operators that operate more than one of our facilities are generally made pursuant to a single master lease covering all of that operator’s facilities leased from us, and consequently, it is possible that in bankruptcy the debtor-lessee may be required to assume or reject the master lease as a whole, rather than making the decision on a facility by facility basis, thereby preventing the debtor-lessee from assuming only the better performing facilities and terminating the leasing arrangement with respect to the poorer performing facilities. The Bankruptcy Code generally requires that a debtor must assume or reject a contract in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract

Risk Factors

while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly where a collection of documents are determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others. Whether a master lease agreement would be determined to be a single contract or a divisible agreement, and hence whether a bankruptcy court would require a master lease agreement to be assumed or rejected as a whole, would depend on a number of factors some of which may include, but may not necessarily be limited to, the following:

•	applicable state law;

•	the parties’ intent;

•	whether the master lease agreement and related documents were executed contemporaneously;

•	the nature and purpose of the relevant documents;

•	whether the obligations in various documents are independent;

•	whether the leases are coterminous;

•	whether a single check is paid for all properties;

•	whether rent is apportioned among the leases;

•	whether termination of one lease constitutes termination of all;

•	whether the leases may be separately assigned or sublet;

•	whether separate consideration exists for each lease; and

•	whether there are cross-default provisions.

The Bankruptcy Code provides that a debtor has the power and the option to assume, assume and assign to a third party, or reject the unexpired lease. In the event that the unexpired lease is assumed on behalf of the debtor-lessee, obligations under the lease generally would be entitled to administrative priority over other unsecured pre-bankruptcy claims. If the debtor chooses to assume the lease (or assume and assign the lease), then the debtor is required to cure all monetary defaults, or provide adequate assurance that it will promptly cure such defaults. However, the debtor-lessee may not have to cure historical non-monetary defaults under the lease to the extent that they have not resulted in an actual pecuniary loss, but the debtor-lessee must cure non-monetary defaults under the lease from the time of assumption going forward. A debtor must generally pay all rent payments coming due under the lease after the bankruptcy filing but before the assumption or rejection of the lease. The Bankruptcy Code provides that the debtor-lessee must make the decision regarding assumption, assignment or rejection within a certain period of time. For cases filed on or after October 17, 2005, the time period to make the decision is 120 days, subject to one extension ‘‘for cause.’’ A bankruptcy court may only further extend this period for 90 days unless the lessor consents in writing.

If a tenant rejects a lease under the Bankruptcy Code, it is deemed to be a pre-petition breach of the lease, and the lessor’s claim arising therefrom may be limited to any unpaid rent already due plus an amount equal to the rent reserved under the lease, without acceleration, for the greater of one year, and 15%, not to exceed three years, of the remaining term of such lease, following the earlier of the petition date and repossession or surrender of the leased property. If the debtor rejects the lease, the facility would be returned to us. In that event, if we were unable to re-lease the facility to a new operator on favorable terms or only after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

Risk Factors

With respect to our mortgage loans, the imposition of an automatic stay under bankruptcy law could negatively impact our ability to foreclose or seek other remedies against a mortgagor.
Generally, with respect to our mortgage loans, the imposition of an automatic stay under the Bankruptcy Code precludes us from exercising foreclosure or other remedies against the debtor without first obtaining stay relief from the bankruptcy court. Pre-petition creditors generally do not have rights to the cash flows from the properties underlying the mortgages unless their security interest in the property includes such cash flows. Mortgagees may, however, receive periodic payments from the debtor/mortgagors. Such payments are referred to as adequate protection payments. The timing of adequate protection payments and whether the mortgagees are entitled to such payments depends on negotiating an acceptable settlement with the mortgagor (subject to approval of the bankruptcy court) or on the order of the bankruptcy court in the event a negotiated settlement cannot be achieved.

A mortgagee also is treated differently from a landlord in three key respects. First, the mortgage loan is not subject to assumption, assumption and assignment, or rejection. Second, the mortgagee’s loan may be divided into a secured claim for the portion of the mortgage debt that does not exceed the value of the property securing the debt and a general unsecured claim for the portion of the mortgage debt that exceeds the value of the property. A secured creditor such as our company is entitled to the recovery of interest and reasonable fees, costs and charges provided for under the agreement under which such claim arose only if, and to the extent that, the value of the collateral exceeds the amount owed. If the value of the collateral exceeds the amount of the debt, interest as well as reasonable fees, costs, and charges are not necessarily required to be paid during the progress of the bankruptcy case, but they will accrue until confirmation of a plan of reorganization/liquidation and are generally paid at confirmation or such other time as the court orders unless the debtor voluntarily makes a payment. If the value of the collateral held by a secured creditor is less than the secured debt (including such creditor’s secured debt and the secured debt of any creditor with a more senior security interest in the collateral), interest on the loan for the time period between the filing of the case and confirmation may be disallowed. Finally, while a lease generally would either be assumed, assumed and assigned, or rejected with all of its benefits and burdens intact, the terms of a mortgage, including the rate of interest and the timing of principal payments, may be modified under certain circumstances if the debtor is able to effect a ‘‘cram down’’ under the Bankruptcy Code. Before such a ‘‘cram down’’ is allowed, the Bankruptcy Court must conclude that the treatment of the secured creditor’s claim is ‘‘fair and equitable.’’

If an operator files bankruptcy, our leases with the operator could be recharacterized as a financing agreement, which could negatively impact our rights under the lease.
Another risk regarding our leases is that in an operator’s bankruptcy the leases could be re-characterized as a financing agreement. In making such a determination, a bankruptcy court may consider certain factors, which may include, but are not necessarily limited to, the following:

•	whether rent is calculated to provide a return on investment rather than to compensate the lessor for loss, use and possession of the property;

•	whether the property is purchased specifically for the lessee’s use or whether the lessee selected, inspected, contracted for, and received the property;

•	whether the transaction is structured solely to obtain tax advantages;

•	whether the lessee is entitled to obtain ownership of the property at the expiration of the lease, and whether any option purchase price is unrelated to the value of the land; and

•	whether the lessee assumed many of the obligations associated with outright ownership of the property, including responsibility for maintenance, repair, property taxes and insurance.

Risk Factors

If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to the property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against our exercise of enforcement or other remedies and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay provisions of the Bankruptcy Code would preclude us from enforcing foreclosure or other remedies against the operator unless relief is first obtained from the court having jurisdiction over the bankruptcy case. High ‘‘loan to value’’ ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

Operators that fail to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.
Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators’ costs of doing business and on the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

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Medicare and Medicaid. A significant portion of our SNF operators’ revenue is derived from governmentally-funded reimbursement programs, primarily Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from such programs. Loss of certification or accreditation could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline. State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive standards governing operations. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. Our operators and their managers receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies, which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect their ability to meet their obligations to us which could adversely affect our revenues.

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Licensing and Certification. Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss or suspension of licensure would prevent a facility from operating or result in a suspension of reimbursement payments until all licensure issues have been resolved and the necessary licenses obtained or reinstated. Our SNFs require governmental approval, in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may be unable to satisfy current and future certificate of need requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time or permanently.

Risk Factors

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Fraud and Abuse Laws and Regulations. There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Federal and state Governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Furthermore, the Office of Inspector General of the U.S. Department of Health and Human Services in cooperation with other federal and state agencies continues to focus on the activities of SNFs in certain states in which we have properties. In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Because of these incentives, these so-called ‘‘whistleblower’’ suits have become more frequent. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

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Legislative and Regulatory Developments. Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Modernization Act, which is one example of such legislation, was enacted in late 2003. The Medicare reimbursement changes for the long term care industry under this Act are limited to a temporary increase in the per diem amount paid to SNFs for residents who have AIDS. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the expanded prescription drug benefit, could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements, a federal ‘‘Patient Protection Act’’ to protect consumers in managed care plans, efforts to improve quality of care and reduce medical errors throughout the health care industry and cost-containment initiatives by public and private payors. We cannot accurately predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the skilled nursing and long-term care industries in particular.

Our operators depend on reimbursement from governmental and other third-party payors and reimbursement rates from such payors may be reduced.
Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for services provided by our operators has in the past, and could in the future, result in a substantial reduction in our operators’ revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to healthcare providers. In some cases, states have

Risk Factors

enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our operators, which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our operators’ liquidity, financial condition and results of operations, which could cause the revenues of our operators to decline and potentially jeopardize their ability to meet their obligations to us.

Our operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their lease and mortgage payments to us.
As is typical in the healthcare industry, our operators are often subject to claims that their services have resulted in resident injury or other adverse effects. Many of these operators have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by our operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to operators due to state law prohibitions or limitations of availability. As a result, our operators operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on an operator’s financial condition. If an operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if an operator is required to pay uninsured punitive damages, or if an operator is subject to an uninsurable government enforcement action, the operator could be exposed to substantial additional liabilities.

Increased competition as well as increased operating costs due to competition for qualified employees have resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.
The healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. We cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

The market for qualified nurses, healthcare professionals and other key personnel is highly competitive and our operators may experience difficulties in attracting and retaining qualified personnel. Increases in labor costs due to higher wages and greater benefits required to attract and retain qualified healthcare personnel incurred by our operators could affect their ability to pay their lease or mortgage payments. This situation could be particularly acute in certain states that have enacted legislation establishing minimum staffing requirements.

Risk Factors

RISKS RELATED TO US AND OUR OPERATIONS

In addition to the operator related risks discussed above, there are a number of risks directly associated with us and our operations.

In connection with the restatement of our financial statements for the year ended December 31, 2005, we identified a material weakness in our internal control over financial reporting, which could materially and adversely affect our business and financial condition.
In connection with the restatement of our financial statements for the year ended December 31, 2005, our management identified a material weakness in internal control over financial reporting and as of December 31, 2006 we still have not concluded that our internal control over financial reporting is effective. Our management determined that as of December 31, 2005, we lacked sufficient internal control processes, procedures and personnel resources necessary to address accounting for certain complex and/or non-routine transactions. This material weakness resulted in errors in accounting for financial instruments, income taxes and straight-line rental revenue and could result in a material misstatement to our consolidated financial statements that would not be prevented or detected on a timely basis. Due to this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2005.

While we have engaged in, and continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting, as of December 31, 2006, we have not concluded that our internal control over financial reporting is effective. We cannot be certain that any remedial measures we have taken or plan to take will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate the material weakness. Our inability to remedy this identified material weakness or any additional deficiencies or material weaknesses that may be identified in the future, could, among other things, cause us to fail to file our periodic reports with the SEC in a timely manner or require us to incur additional costs or to divert management resources. Due to its inherent limitations, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation. These limitations may not prevent or detect all misstatements or fraud, regardless of their effectiveness.

We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.
In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we may not be able to fund, from cash retained from operations, all future capital needs, including capital needs to make investments and to satisfy or refinance maturing commitments. As a result, we rely on external sources of capital, including debt and equity financing. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our results of operations, growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Generally speaking, difficult capital market conditions in our industry during the past several years have limited our access to capital. The “related party tenant” issue discussed in “Note 10 - Taxes” to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this Prospectus may make it more difficult for

Risk Factors

us to raise additional capital unless and until we enter into a closing agreement with the Internal Revenue Service or IRS, or otherwise resolve such issue. While we currently have sufficient cash flow from operations to fund our obligations and commitments, we may not be in position to take advantage of attractive investment opportunities for growth in the event that we are unable to access the capital markets on a timely basis or we are only able to obtain financing on unfavorable terms.

Our ability to raise capital through sales of equity is dependent, in part, on the market price of our common stock, and failure to meet market expectations with respect to our business could negatively impact the market price of our common stock and limit our ability to sell equity.
The availability of equity capital to us will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time including:

•	the extent of investor interest;

•	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our financial performance and that of our operators;

•	the contents of analyst reports about us and the REIT industry;

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general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

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our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

•	other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

We are subject to risks associated with debt financing, which could negatively impact our business, limit our ability to make distributions to our stockholders and to repay maturing debt.
Financing for future investments and our maturing commitments may be provided by borrowings under our Credit Facility, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make timely payments of interest, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage.

Risk Factors

Certain of our operators account for a significant percentage of our real estate investment and revenues.
At December 31, 2006, approximately 25% of our real estate investments were operated by two public companies: Sun Healthcare Group, Inc., or Sun (17%), and Advocat, Inc. or Advocat (8%). Our largest private company operators (by investment) were CommuniCare Health Services, Inc., or CommuniCare (15%), Haven Eldercare, LLC, or Haven (9%), Home Quality Management, Inc., or HQM (8%), Guardian LTC Management, Inc., or Guardian (7%), Nexion Health, Inc., or Nexion (6%) and Essex Healthcare Corporation (6%). No other operator represents more than 4% of our investments.

For the year ended December 31, 2006, our revenues from operations totaled $135.7 million, of which approximately $25.1 million were from Sun (19%), $20.3 million from CommuniCare (15%) and $15.3 million from Advocat (11%). No other operator generated more than 9% of our revenues from operations for the year ended December 31, 2006.

The failure or inability of any of these operators to pay their obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

The geographic concentration of our investments could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or otherwise negatively impacting our results of operations.
For the year ended December 31, 2006, the three states in which we had our highest concentration of investments were Ohio (22%), Florida (14%) and Pennsylvania (9%). As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to Medicaid, acts of nature and other factors that may result in a decrease in demand for long-term care services in these states could have an adverse effect on our operators’ revenues, costs and results of operations, which may limit their ability to meet their obligations to us. In addition, since some of these investments are located in Florida, our operators are particularly susceptible to revenue loss, cost increase or damage caused by hurricanes or other severe weather conditions or natural disasters. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance for our operators.

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.
Our business strategy contemplates future acquisitions that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, or newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable healthcare operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations.

Our assets may be subject to impairment charges.
We periodically, but not less than annually, evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, operator performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse affect on our results of operations and funds from operations in the period in which the write-off occurs. During the year ended December 31, 2006, we recognized an impairment loss associated with three facilities for approximately $0.5 million.

Risk Factors

We may not be able to sell certain closed facilities for their book value.
From time to time, we close facilities and actively market such facilities for sale. To the extent we are unable to sell these properties for our book value; we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

Our substantial indebtedness could adversely affect our financial condition.
We have substantial indebtedness and we may increase our indebtedness in the future. As of December 31, 2006, we had total debt of approximately $676 million, of which $150 million consisted of borrowings under our Credit Facility, $310 million of which consisted of our 7% senior notes due 2014 and $175 million of which consisted of our 7% senior notes due 2016 and $39 million of non-recourse debt to us resulting from the consolidation of a variable interest entity, or VIE, in accordance with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R. Our level of indebtedness could have important consequences to our stockholders. For example, it could:

•	limit our ability to satisfy our obligations with respect to holders of our capital stock;

•	limit our ability to satisfy the distribution requirements applicable to REITs;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

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require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

•	require us to pledge as collateral substantially all of our assets;

•	require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

•	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interests;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Our real estate investments are relatively illiquid.
Real estate investments are relatively illiquid and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. All of our properties are ‘‘special purpose’’ properties that could not be readily converted to general residential, retail or office use. Healthcare facilities that participate in Medicare or Medicaid must meet extensive program requirements, including physical plant and operational requirements, which are revised from time to time. Such requirements may include a duty to admit Medicare and Medicaid patients, limiting the ability of the facility to increase its private pay census beyond certain limits. Medicare and Medicaid facilities are

Risk Factors

regularly inspected to determine compliance and may be excluded from the programs—in some cases without a prior hearing—for failure to meet program requirements. Transfers of operations of nursing homes and other healthcare-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that our lessee or mortgagor becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property may be substantially less, particularly relative to the amount owing on any related mortgage loan, than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator with a new operator licensed to manage the facility. In addition, certain significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, our income and cash flows from operations would be adversely affected.

As an owner or lender with respect to real property, we may be exposed to possible environmental liabilities.
Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property or a secured lender, such as us, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required investigation, remediation, removal, fines or personal or property damages and the owner’s liability therefore could exceed the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect our operators’ ability to attract additional residents, the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the owner’s revenues.

Although our leases and mortgage loans require the lessee and the mortgagor to indemnify us for certain environmental liabilities, the scope of such obligations may be limited. For instance, most of our leases do not require the lessee to indemnify us for environmental liabilities arising before the lessee took possession of the premises. Further, we cannot assure you that any such mortgagor or lessee would be able to fulfill its indemnification obligations.

The industry in which we operate is highly competitive. This competition may prevent us from raising prices at the same pace as our costs increase.
We compete for additional healthcare facility investments with other healthcare investors, including other REITs. The operators of the facilities compete with other regional or local nursing care facilities for the support of the medical community, including physicians and acute care hospitals, as well as the general public. Some significant competitive factors for the placing of patients in skilled and intermediate care nursing facilities include quality of care, reputation, physical appearance of the facilities, services offered, family preferences, physician services and price. If our cost of capital should increase relative to the cost of capital of our competitors, the spread that we realize on our investments may decline if competitive pressures limit or prevent us from charging higher lease or mortgage rates.

Risk Factors

We are named as defendants in litigation arising out of professional liability and general liability claims relating to our previously owned and operated facilities that if decided against us, could adversely affect our financial condition.
We and several of our wholly-owned subsidiaries have been named as defendants in professional liability and general liability claims related to our owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages, against the defendants. The lawsuits are in various stages of discovery and we are unable to predict the likely outcome at this time. We continue to vigorously defend these claims and pursue all rights we may have against the managers of the facilities, under the terms of the management agreements. We have insured these matters, subject to self-insured retentions of various amounts. There can be no assurance that we will be successful in our defense of these matters or in asserting our claims against various managers of the subject facilities or that the amount of any settlement or judgment will be substantially covered by insurance or that any punitive damages will be covered by insurance.
We are subject to significant anti-takeover provisions.
Our articles of incorporation and bylaws contain various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. Our Board of Directors is divided into three classes and the members of our Board of Directors are elected for terms that are staggered. Our Board of Directors also has the authority to issue additional shares of preferred stock and to fix the preferences, rights and limitations of the preferred stock without stockholder approval. We have also adopted a stockholders rights plan which provides for share purchase rights to become exercisable at a discount if a person or group acquires more than 9.9% of our common stock or announces a tender or exchange offer for more than 9.9% of our common stock. These provisions could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities.

We may change our investment strategies and policies and capital structure.
Our Board of Directors, without the approval of our stockholders, may alter our investment strategies and policies if it determines in the future that a change is in our stockholders’ best interests. The methods of implementing our investment strategies and policies may vary as new investments and financing techniques are developed.

We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.
Our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management and other qualified personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Our employment agreements with our executive officers provide that their employment may be terminated by either party at any time. Consequently, we may not be successful in attracting, hiring, and training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

Risk Factors

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business could suffer.
Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal controls. As a result, each year we evaluate our internal controls over financial reporting so that our management can certify as to the effectiveness of our internal controls and our auditor can publicly attest to this certification. Our efforts to comply with Section 404 and related regulations regarding our management’s required assessment of internal control over financial reporting and our independent auditors’ attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. If for any period our management is unable to ascertain the effectiveness of our internal controls or if our auditors cannot attest to management’s certification, we could be subject to regulatory scrutiny and a loss of public confidence, which could have an adverse effect on our business.

RISKS RELATED TO OUR STOCK

The market value of our stock could be substantially affected by various factors.
The share price of our stock will depend on many factors, which may change from time to time, including:

•	the market for similar securities issued by REITs;

•	changes in estimates by analysts;

•	our ability to meet analysts’ estimates;

•	general economic and financial market conditions; and

•	our financial condition, performance and prospects.

Our issuance of additional capital stock, warrants or debt securities, whether or not convertible, may reduce the market price for our shares.
We cannot predict the effect, if any, that future sale of our capital stock, warrants or debt securities, or the availability of our securities for future sale, will have on the market price of our shares, including our common stock. Sales of substantial amounts of our common stock or preferred shares, warrants or debt securities convertible into or exercisable or exchangeable for common stock in the public market or the perception that such sales might occur could reduce the market price of our stock and the terms upon which we may obtain additional equity financing in the future.

In addition, we may issue additional capital stock in the future to raise capital or as a result of the following:

•
The issuance and exercise of options to purchase our common stock. As of December 31, 2006, we had outstanding options to acquire approximately 0.1 million shares of our common stock. In addition, we may in the future issue additional options or other securities convertible into or exercisable for our common stock under our 2004 Stock Incentive Plan, our 2000 Stock Incentive Plan, as amended, or other remuneration plans we establish in the future. We may also issue options or convertible securities to our employees in lieu of cash bonuses or to our directors in lieu of director’s fees.

•	The issuance of shares pursuant to our dividend reinvestment and direct stock purchase plan.

Risk Factors

•	The issuance of debt securities exchangeable for our common stock.

•	The exercise of warrants we may issue in the future.

•	Lenders sometimes ask for warrants or other rights to acquire shares in connection with providing financing. We cannot assure you that our lenders will not request such rights.

There are no assurances of our ability to pay dividends in the future.
In 2001, our Board of Directors suspended dividends on our common stock and all series of preferred stock in an effort to generate cash to address then impending debt maturities. In 2003, we paid all accrued but unpaid dividends on all series of preferred stock and reinstated dividends on our common stock and all series of preferred stock. However, our ability to pay dividends may be adversely affected if any of the risks described above were to occur. Our payment of dividends is subject to compliance with restrictions contained in our Credit Facility, the indenture relating to our outstanding 7% senior notes due 2014, the indenture relating to our outstanding 7% senior notes due 2016 and our preferred stock. All dividends will be paid at the discretion of our Board of Directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, our dividends in the past have included, and may in the future include, a return of capital.

Holders of our outstanding preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.
Our Board of Directors has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock. As of the date of this filing, 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock were issued and outstanding. The aggregate liquidation preference with respect to this outstanding preferred stock is approximately $118.5 million, and annual dividends on our outstanding preferred stock are approximately $9.9 million. Holders of our preferred stock are generally entitled to cumulative dividends before any dividends may be declared or set aside on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $25 per share with respect to the Series D preferred stock, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. In addition, holders of our preferred stock have the right to elect two additional directors to our Board of Directors if six quarterly preferred dividends are in arrears.

TAX RISKS

We have submitted to the Internal Revenue Service a request for a closing agreement and may not be able to obtain a closing agreement on satisfactory terms.
Management believes that certain of the terms of the Advocat Series B preferred stock previously held by us could be interpreted as affecting our compliance with federal income tax rules applicable to REITs regarding related party tenant income. See Note 10 - Taxes to our consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

In the fourth quarter of 2006, we were advised by tax counsel that, due to certain provisions of the Series B preferred stock issued to us by Advocat in 2000 in connection with a restructuring, Advocat may be considered to be a “related party tenant” under the rules applicable to REITs and, in such event, rental income received by us from Advocat would not be qualifying income for purposes of the REIT gross income tests. While we believe that there are valid arguments that Advocat should not be a “related party

Risk Factors

tenant,” if Advocat is so treated, we would have failed to satisfy the 95% gross income tests during certain prior taxable years. Such a failure would have prevented us from maintaining REIT tax status during such years and from re-electing tax status for a number of taxable years. In such event, our failure to satisfy the REIT gross income tests would not result in the loss of REIT status, however, if the failure was due to reasonable cause and not to willful neglect, and we pay a tax on the non-qualifying income. Accordingly, on the advice of tax counsel in order to resolve the matter, minimize potential penalties, and obtain assurances regarding our continued REIT tax status, we submitted to the IRS a request for a closing agreement on December 15, 2006, which agreement would conclude that any failure to satisfy the gross income tests would be due to reasonable cause and not to willful neglect. Since that time, we have had ongoing conversations with the IRS and we have submitted additional documentation in furtherance of the issuance of a closing agreement, but, to date, we have not yet entered into a closing agreement with respect to the related party tenant issue with the IRS. We intend to continue to pursue a closing agreement with the IRS.

As noted above, we have completed the Second Advocat Restructuring and have been advised by tax counsel that we will not receive any non-qualifying related party tenant income from Advocat in future fiscal years. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007, assuming we enter into a closing agreement with the IRS that recognizes that reasonable cause existed for any failure to satisfy the REIT gross income tests as explained above.

We have accrued $5.6 million at December 31, 2006 for a potential tax liability, including interest, arising from our ownership of the Advocat securities and we believe, but can provide no assurance, that we currently have sufficient assets to pay any such tax liabilities. The ultimate resolution of any controversy over potential tax liabilities covered by the closing agreement may have a material adverse effect on our financial position, results of operations or cash flows, including if we are required to distribute deficiency dividends to our stockholders and/or pay additional taxes, interest and penalties to the IRS in amounts that exceed the amount of our reserves for potential tax liabilities. There can be no assurance that the IRS will not assess us with substantial taxes, interest and penalties above the amount for which we have reserved. For further discussion, see Note 10 - Taxes to our consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.
We were organized to qualify for taxation as a REIT under Sections 856 through 860 of the Code. Our policy has been and is to operate in a such manner as to qualify as a REIT for Federal income tax purposes. We believe we have conducted, and we intend to continue to conduct, our operations so as to qualify as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements, some on an annual and some on a quarterly basis, established under highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. We cannot assure you that we will at all times satisfy these rules and tests.

We have received an opinion of Powell Goldstein LLP to the effect that, in the event that Advocat is considered to be a “related party tenant” under the applicable REIT rules, our failure to meet the gross income tests for each applicable year as a result of our receipt of the Advocat stock in the 2000 restructuring and our ownership of such stock thereafter through the date of the Second Advocat Restructuring will be found to be due to reasonable cause and not due to willful neglect. Further, such opinion states to the effect that from and including the Company's taxable year December 31, 1992, the Company was and is organized in conformity with the requirements for its actual method of operation through the date hereof has permitted, and its proposed method of operations as described in this

Risk Factors

Registration Statement will permit the Company to meet the requirements for qualification and taxation as a REIT. A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that the opinion of Powell Goldstein LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our income and assets, and the past, present, and future conduct of our business operations. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Powell Goldstein LLP or by us that we will so qualify for any particular year. The opinion of Powell Goldstein LLP is expressed as of the date issued, and will not cover subsequent periods. Powell Goldstein LLP is not obligated to advise us or the holders of our securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change of applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge or a court will not rule contrary to the conclusions set forth in such opinions.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates for such year, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash we have available for distribution to our stockholders, which in turn could have a material adverse impact on the value of, and trading prices for, our securities. In addition, we would not be able to re-elect REIT status until the fifth taxable year following the initial year of disqualification unless we were to qualify for relief under applicable Code provisions. Thus, for example, if the IRS successfully challenges our status as a REIT solely for our taxable year ended December 31, 2005 based on our ownership of the Advocat Series B preferred stock, we would not be able to re-elect REIT status until our taxable year which began January 1, 2010, unless we were to qualify for relief.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.
Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for the payment of our debt obligations. In addition, we may derive income through our Taxable REIT Subsidiaries, or TRSs, which would be subject to corporate level income tax at regular rates.

Complying with REIT requirements may affect our profitability.
To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. Thus, we may be required to liquidate otherwise attractive investments from our portfolio in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution (e.g., if we have assets which generate mismatches, including timing differences, between taxable income and available cash). As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures, or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results and profitability.

Risk Factors

Dividends payable by REITs do not qualify for the reduced tax rates applicable for some dividends.
The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its shares, except with respect to certain limited portions of such dividends, if at all. While the earnings of a REIT that are distributed to its stockholders still generally will be subject to less combined federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level tax, this legislation could cause individual investors to view the stock of regular C corporations as more attractive relative to the shares of a REIT than was the case prior to the enactment of the legislation. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the shares of REITs in general or on the value of our stock in particular, either in terms of price or relative to other investments.

REIT distribution requirements could adversely affect our ability to execute our business plan.
We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

Complying with REIT requirements with respect to our TRS limits our flexibility in operating or managing certain properties through our TRS.
A TRS may not directly or indirectly operate or manage a healthcare facility. For REIT qualification purposes, the definition of a "healthcare facility" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which, immediately before the termination, expiration, default, or breach of the lease of or mortgage secured by such facility, was operated by a provider of such services which was eligible for participation in the Medicare program under Title XVIII of the Social Security Act with respect to such facility. Thus, compliance with the REIT requirements may limit our flexibility in executing our business plan. Moreover, if the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT gross asset tests.

We may not be able to find a suitable tenant for our healthcare property, which could reduce our cash flow.
We may not be able to find another qualified tenant for a property if we have to replace a tenant. Accordingly, if we are unable to find a qualified tenant for one or more of our properties, rental payments could cease which could have a significant impact on our operating results and financial condition, in

Risk Factors

which case we could be required to sell such properties or terminate our qualification as a REIT. While the REIT rules regarding foreclosure property allow us to acquire certain qualified healthcare property as the result of the termination or expiration of a lease (other than by reason of default, or the imminence of default, on the lease) of such property and, in connection with such acquisition, to operate a qualified healthcare facility through, and in certain circumstances derive income from, a qualified independent contractor for a period of two years (or up to six years if extensions are granted), once such period ends, the REIT rules prohibit the direct or indirect operation or management of such facility through our TRS. If the IRS were to treat our TRS as directly or indirectly operating or managing a qualified healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT gross asset tests.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.
To qualify as a REIT for federal income tax purposes, we continually must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income, asset-diversification or distribution requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.
To qualify as a REIT for federal income tax purposes, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. See “Federal Income Tax Considerations—Taxation of Omega.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Risk Factors

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.
You should recognize that the present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the federal income tax treatment of an investment in us. The federal income tax rules that affect REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in federal tax laws and interpretations thereof could cause us to change our investments and commitments and affect the tax considerations of an investment in us. Any of these changes could have an adverse effect on an investment in our stock or on market value or resale potential. Stockholders are urged to consult with their own tax advisor with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect.

Cautionary language regarding forward-looking statements

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this prospectus may constitute forward-looking statements. These statements relate to our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements other than statements of historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, terms such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. These statements are based on information available on the date of this filing and only speak as to the date hereof and no obligation to update such forward-looking statements should be assumed. Our actual results may differ materially from those reflected in the forward-looking statements contained herein as a result of a variety of factors, including, among other things:

•	uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;

•
the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtors’ obligations;

•	our ability to sell closed assets on a timely basis and on terms that allow us to realize the carrying value of these assets;

•	our ability to negotiate appropriate modifications to the terms of our Credit Facility;

•	our ability to manage, re-lease or sell any owned and operated facilities;

•	the availability and cost of capital;

•	competition in the financing of healthcare facilities;

•	regulatory and other changes in the healthcare sector;

•	the effect of economic and market conditions generally and, particularly, in the healthcare industry;

•	changes in interest rates;

•	the amount and yield of any additional investments;

•	changes in tax laws and regulations affecting REITs;

•	our ability to maintain our status as a real estate investment trust; and

•	changes in the ratings of our debt and preferred securities.

Any subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above, as well as the risk factors contained in this prospectus. Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

Use of proceeds

Our net proceeds from the sale of the shares of common stock, after deducting underwriting discounts and commissions and other expenses of this offering payable by us, are estimated to be approximately $98.2 million ($113.0 million if the underwriters’ over-allotment option is exercised in full), based on a public offering price of $16.75 per share. We intend to use all of the net proceeds of this offering to repay indebtedness outstanding under our Credit Facility, which currently bears an interest rate of 6.82% and matures on March 31, 2010. We entered into our Credit Facility on March 31, 2006 and have used the funds for general corporate purposes, including the acquisition of healthcare-related properties and the funding of mortgage loans secured by healthcare-related properties. Bank of America N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our Credit Facility; UBS Loan Finance LLC, an affiliate of UBS Securities LLC, and Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., are lenders under our Credit Facility. UBS Securities LLC, Banc of America Securities LLC and Deutsche Bank Securities Inc. are underwriters of this offering of our common stock. If and to the extent there are net proceeds remaining after we have repaid all indebtedness under our Credit Facility, we will use these proceeds for working capital and general corporate purposes.

Price range of common stock and dividend policy

Our common stock is traded on the NYSE under the symbol “OHI.” The following table sets forth, for the periods shown, the high and low prices for our common stock as reported by the NYSE for the periods indicated, and cash dividends per share:

	High	Low	Dividends Per Share
Year ended December 31, 2005
First Quarter	$11.95	$10.31	$0.20
Second Quarter	13.65	10.58	0.21
Third Quarter	14.28	12.39	0.22
Fourth Quarter	13.98	11.66	0.22

Year ended December 31, 2006
First Quarter	$14.03	$12.36	$0.23
Second Quarter	13.92	11.15	0.24
Third Quarter	15.50	12.56	0.24
Fourth Quarter	18.00	14.81	0.25

The closing price on March 28, 2007 was $17.03 per share. As of March 26, 2007 there were 60,100,859 shares of common stock outstanding with 2,960 registered holders.

In 2005, we paid all regular quarterly dividend payments on our outstanding series of preferred stock and common stock. In 2006, we have paid all regular quarterly dividend payments on our outstanding series of preferred stock and common stock. We expect to continue our policy of paying regular cash dividends, although there is no assurance as to future dividends because they depend on future earnings, capital requirements and our financial condition. In addition, the payment of dividends is subject to the restrictions described in Note 14 to our consolidated financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus.

Capitalization

The following table sets forth our capitalization as of December 31, 2006:

•	On an actual basis; and

•
As adjusted to give effect to our sale of the common stock in this offering at an offering price of $16.75 per share and the assumed application of the approximately $98.2 million of net proceeds after deducting underwriting discounts and commissions and other expenses of this offering to repay borrowings outstanding under our Credit Facility.

This table should be read in conjunction with ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and our consolidated financial statements and the related notes included in this prospectus.

	As of December 31, 2006
	Actual	As adjusted
	(in thousands)
Cash	$729	$729

Debt:
Credit Facility	150,000	51,842
7.00% senior notes due 2014	310,000	310,000
Premium on new 7.00% senior notes due 2014	1,148	1,148
Discount on 7% Note due 2016	(1,417)	(1,417)
7.00% senior notes due 2016	175,000	175,000
Other long-term borrowings	41,410	41,410
Total Debt	676,141	577,983

Stockholders’ Equity:
Preferred Stock, $1.00 par value; authorized - 20,000 shares:
Issued and Outstanding - 4,740 shares Series D with an aggregate liquidation preference of $118,488 as December 31, 2006	118,488	118,488

Common Stock, $0.10 par value:
Authorized - 100,000 shares
Issued and Outstanding - 59,703 as of December 31, 2006; pro forma as adjusted 65.903 shares	5,970	6,590
Additional paid in capital	694,207	791,745
Cumulative net earnings	292,766	292,766
Cumulative dividends paid	(602,910)	(602,910)
Cumulative dividends - redemption	(43,067)	(43,067)
Total Stockholders’ Equity	465,454	563,612
Total Capitalization	$1,141,595	$1,141,595

The table above excludes:

•	47,244 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2006 at a weighted average exercise price of $12.70 per share;

•	1,516,428 shares of our common stock available for issuance under our dividend reinvestment and common stock purchase plan as of December 31, 2006;

•	2,891,980 shares of our common stock available for future grant under our 2000 Stock Incentive Plan and our 2004 Stock Incentive Plan; and

•	930,000 shares of our common stock that may be purchased by underwriters to cover over-allotments, if any.

Selected consolidated financial data

The following table sets forth consolidated financial data as of the dates and for the periods presented. The balance sheet data as of December 31, 2006 and 2005 and the statement of operations data, and other data for each of the years during the three-year period ended December 31, 2006 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The balance sheet data as of December 31, 2004, 2003, and 2002, and the statement of operations data, and other data for the years ended December 31, 2003 and 2002 are derived from our audited consolidated financial statements.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share amounts)
Operating data: Revenues from core operations	$80,572	$76,803	$86,972	$109,644	$135,693
Revenues from nursing home operations	42,203	4,395	—	—	—
Total revenues	$122,775	$81,198	$86,972	$109,644	$135,693
Income (loss) from continuing operations	$(2,561)	$27,770	$13,371	$37,355	$56,042
Net income (loss) available to common	(32,801)	3,516	(36,715)	25,355	45,774
Per share amounts:
Income (loss) from continuing operations: Basic	$(0.65)	$0.21	$(0.96)	$0.46	$0.79
Diluted	(0.65)	0.20	(0.96)	0.46	0.79
Net income (loss) available to common: Basic	$(0.94)	$0.09	$(0.81)	$0.49	$0.78
Diluted	(0.94)	0.09	(0.81)	0.49	0.78
Dividends, Common Stock(1)	—	0.15	0.72	0.85	0.96
Dividends, Series A Preferred(1)	—	6.94	1.16	—	—
Dividends, Series B Preferred(1)	—	6.47	2.16	1.09	—
Dividends, Series C Preferred(2)	—	29.81	2.72	—	—
Dividends, Series D Preferred(1)	—	—	1.52	2.09	2.09
Weighted-average common shares outstanding, basic	34,739	37,189	45,472	51,738	58,651
Weighted-average common shares outstanding, diluted	34,739	38,154	45,472	52,059	58,745
Other financial data:
Depreciation and amortization (3)	17,495	18,129	18,842	23,856	32,113
Funds from operations(4)	(15,025)	25,091	(18,474)	42,663	76,683

	Year Ended December 31,
	2002	2003	2004	2005	2006
Balance sheet data: Gross investments	$860,188	$821,244	$940,747	$1,129,753	$1,294,697
Total assets	811,096	736,775	849,576	1,036,042	1,175,370
Revolving lines of credit	177,000	177,074	15,000	58,000	150,000
Other long-term borrowings	129,462	103,520	364,508	508,229	526,141
Stockholders’ equity	482,995	440,130	442,935	440,943	465,454

(1)	Dividends per share are those declared and paid during such period.

(2)	Dividends per share are those declared during such period, based on the number of shares of common stock issuable upon conversion of the outstanding Series C Preferred Stock.

(3)	Excludes amounts included in discontinued operations

(4)
We consider funds from operations, or FFO, to be a key measure of a REIT’s performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts, or NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for

Selected consolidated financial data

real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition of implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investor and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the table included below, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company’s FFO results may not be meaningful.

The following table is a reconciliation of net income (loss) available to common to FFO:

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Net income (loss) available to common shareholders	$(32,801)	$3,516	$(36,715)	$25,355	$45,774
(Deduct gain) add back loss from real estate dispositions(a)	(2,548)	149	(3,310)	(7,969)	(1,354)
	(35,349)	3,665	(40,025)	17,386	44,420
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(b)	21,270	21,426	21,551	25,277	32,263
Adjustments of derivatives to fair market value	(946)	—	—	—	—
FFO	$(15,025)	$25,091	$(18,474)	$42,663	$76,683

(a)
The add back of loss/deduction of gain from real estate dispositions includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Reports on Form 10-K for the three year period ended December 31, 2006.

(b)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our audited consolidated financial statements included in our Annual Reports on Form 10-K for the three year period ended December 31, 2006. The 2002, 2003, 2004, 2005 and 2006 includes depreciation of $3.8 million, $3.3 million, $2.7 million, $1.4 million , and $0.2 million, respectively, related to facilities classified as discontinued operations.

Management’s discussion and analysis of financial condition and results of operations

OVERVIEW

Our portfolio of investments at December 31, 2006, consisted of 239 healthcare facilities, located in 27 states and operated by 32 third-party operators. Our gross investment in these facilities totaled approximately $1.3 billion at December 31, 2006, with 98% of our real estate investments related to long-term healthcare facilities. This portfolio is made up of 228 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties and fixed rate mortgages on nine long-term healthcare facilities. At December 31, 2006, we also held other investments of approximately $22 million, consisting primarily of secured loans to third-party operators of our facilities.

RESTATEMENTS

On December 14, 2006, we filed a Form 10-K/A, which amended our previously filed Form 10-K for fiscal year 2005. Contained within that Form 10-K/A were restated consolidated financial statements for the three years ended December 31, 2005. The restatements corrected errors in previously reported amounts related to income tax matters and to certain debt and equity investments in Advocat, as well as to the recording of certain straight-line rental income. Amounts reflected herein were derived from the restated financial information rather than the 2005 Form 10-K, which had been filed with the SEC on February 17, 2006 and mailed to stockholders shortly thereafter. Similarly, on December 14, 2006, we filed Forms 10-Q/A amending our previously filed consolidated financial statements for the first and second quarters of fiscal 2006 to correct errors in previously recorded amounts as discussed previously. Amounts reflected in Note 16 - Summary of Quarterly Results (Unaudited) to our audited consolidated financial statements as of December 31, 2006 were derived from the restated financial information rather than the Form 10-Q as of March 31, 2006 and June 30, 2006. See also Note 10 - Taxes to our audited consolidated financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus.

MEDICARE REIMBURSEMENT

All of our properties are used as healthcare facilities; therefore, we are directly affected by the risk associated with the healthcare industry. Our lessees and mortgagors, as well as any facilities that may be owned and operated for our own account from time to time, derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations and are subject to frequent and substantial change.

In 1997, the Balanced Budget Act significantly reduced spending levels for the Medicare and Medicaid programs, in part because the legislation modified the payment methodology for skilled nursing facilities, or SNFs by shifting payments for services provided to Medicare beneficiaries from a reasonable cost basis to a prospective payment system. Under the prospective payment system, SNFs are paid on a per diem prospective case-mix adjusted basis for all covered services. Implementation of the prospective payment system has affected each long-term care facility to a different degree, depending upon the amount of revenue such facility derives from Medicare patients.

Legislation adopted in 1999 and 2000 provided for a few temporary increases to Medicare payment rates, but these temporary increases have since expired. Specifically, in 1999 the Balanced Budget Refinement Act included a 4% across-the-board increase of the adjusted federal per diem payment rates for all patient acuity categories (known as “Resource Utilization Groups” or “RUGs”) that were in effect from April 2000 through September 30, 2002. In 2000, the Benefits Improvement and Protection Act included a

Management’s discussion and analysis of financial condition and results of operations

16.7% increase in the nursing component of the case-mix adjusted federal periodic payment rate, which was implemented in April 2000 and also expired October 1, 2002. The October 1, 2002 expiration of these temporary increases has had an adverse impact on the revenues of the operators of SNFs and has negatively impacted some operators’ ability to satisfy their monthly lease or debt payments to us.

The Balanced Budget Refinement Act and the Benefits Improvement and Protection Act also established temporary increases, beginning in April 2001, to Medicare payment rates to SNFs that were designated to remain in place until the Centers for Medicare and Medicaid Services, or CMS, implemented refinements to the existing RUG case-mix classification system to more accurately estimate the cost of non-therapy ancillary services. The Balanced Budget Refinement Act provided for a 20% increase for 15 RUG categories until CMS modified the RUG case-mix classification system. The Benefits Improvement and Protection Act modified this payment increase by reducing the 20% increase for three of the 15 RUGs to a 6.7% increase and instituting an additional 6.7% increase for eleven other RUGs.

On August 4, 2005, CMS published a final rule, effective October 1, 2005, establishing Medicare payments for SNFs under the prospective payment system for federal fiscal year 2006 (October 1, 2005 to September 30, 2006). The final rule modified the RUG case-mix classification system and added nine new categories to the system, expanding the number of RUGs from 44 to 53. The implementation of the RUG refinements triggered the expiration of the temporary payment increases of 20% and 6.7% established by the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, respectively.

Additionally, CMS announced updates in the final rule to reimbursement rates for SNFs in federal fiscal year 2006 based on an increase in the “full market-basket” of 3.1%. In the August 4, 2005 notice, CMS estimated that the increases in Medicare reimbursements to SNFs arising from the refinements to the prospective payment system and the market basket update under the final rule would offset the reductions stemming from the elimination of the temporary increases during federal fiscal year 2006. CMS estimated that there would be an overall increase in Medicare payments to SNFs totaling $20 million in fiscal year 2006 compared to 2005.

On July 27, 2006, CMS posted a notice updating the payment rates to SNFs for fiscal year 2007 (October 1, 2006 to September 30, 2007). The market basket increase factor is 3.1% for 2007. CMS estimates that the payment update will increase aggregate payments to SNFs nationwide by approximately $560 million in fiscal year 2007 compared to 2006.

Nonetheless, we cannot accurately predict what effect, if any, these changes will have on our lessees and mortgagors in 2007 and beyond. These changes to the Medicare prospective payment system for SNFs, including the elimination of temporary increases, could adversely impact the revenues of the operators of nursing facilities and could negatively impact the ability of some of our lessees and mortgagors to satisfy their monthly lease or debt payments to us.

A 128% temporary increase in the per diem amount paid to SNFs for residents who have AIDS took effect on October 1, 2004. This temporary payment increase arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003, or the Medicare Modernization Act. Although CMS also noted that the AIDS add-on was not intended to be permanent, the July 2006 notice updating payment rates for SNFs for fiscal year 2007 indicated that the increase will continue to remain in effect for fiscal year 2007.

A significant change enacted under the Medicare Modernization Act is the creation of a new prescription drug benefit, Medicare Part D, which went into effect January 1, 2006. The significant expansion of benefits for Medicare beneficiaries arising under the expanded prescription drug benefit could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts for our operators. As part of this new program, the prescription drug benefits for patients who are dually eligible for both Medicare and Medicaid are being transitioned from Medicaid to Medicare, and many of these patients reside in long-term care facilities. The Medicare program

Management’s discussion and analysis of financial condition and results of operations experienced significant operational difficulties in transitioning prescription drug coverage for this population when the benefit went into effect on January 1, 2006, although it is unclear whether or how issues involving Medicare Part D might have any direct financial impacts on our operators.

On February 8, 2006, the President signed into law a $39.7 billion budget reconciliation package called the Deficit Reduction Act of 2005, or Deficit Reduction Act, to lower the federal budget deficit. The Deficit Reduction Act included estimated net savings of $8.3 billion from the Medicare program over 5 years.

The Deficit Reduction Act contained a provision reducing payments to SNFs for allowable bad debts. Previously, Medicare reimbursed SNFs for 100% of beneficiary bad debt arising from unpaid deductibles and coinsurance amounts. In 2003, CMS released a proposed rule seeking to reduce bad debt reimbursement rates for certain providers, including SNFs, by 30% over a three-year period. Subsequently, in early 2006 the Deficit Reduction Act reduced payments to SNFs for allowable bad debts by 30% effective October 1, 2005 for those individuals not dually eligible for Medicare and Medicaid. Bad debt payments for the dually eligible population will remain at 100%. Consistent with this legislation, CMS finalized its 2003 proposed rule on August 18, 2006, and the regulations became effective on October 1, 2006. CMS estimates that implementation of this bad debt provision will result in a savings to the Medicare program of $490 million from FY 2006 to FY 2010. These reductions in Medicare payments for bad debt could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

The Deficit Reduction Act also contained a provision governing the therapy caps that went into place under Medicare on January 1, 2006. The therapy caps limit the physical therapy, speech-language therapy and occupation therapy services that a Medicare beneficiary can receive during a calendar year. The therapy caps were in effect for calendar year 1999 and then suspended by Congress for three years. An inflation-adjusted therapy limit ($1,590 per year) was implemented in September of 2002, but then once again suspended in December of 2003 by the Medicare Modernization Act. Under the Medicare Modernization Act, Congress placed a two-year moratorium on implementation of the caps, which expired at the end of 2005.

The inflation-adjusted therapy caps are set at $1,780 for calendar year 2007. These caps do not apply to therapy services covered under Medicare Part A in a SNF, although the caps apply in most other instances involving patients in SNFs or long-term care facilities who receive therapy services covered under Medicare Part B. The Deficit Reduction Act permitted exceptions in 2006 for therapy services to exceed the caps when the therapy services are deemed medically necessary by the Medicare program. The Tax Relief and Health Care Act of 2006, signed into law on December 20, 2006, extends these exceptions through December 31, 2007. Future and continued implementation of the therapy caps could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

In general, we cannot be assured that federal reimbursement will remain at levels comparable to present levels or that such reimbursement will be sufficient for our lessees or mortgagors to cover all operating and fixed costs necessary to care for Medicare and Medicaid patients. We also cannot be assured that there will be any future legislation to increase Medicare payment rates for SNFs, and if such payment rates for SNFs are not increased in the future, some of our lessees and mortgagors may have difficulty meeting their payment obligations to us.

MEDICAID AND OTHER THIRD-PARTY REIMBURSEMENT

Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. Currently, Medicaid is the single largest source of financing for long-term care in the United States. Rising Medicaid costs and

Management’s discussion and analysis of financial condition and results of operations decreasing state revenues caused by recent economic conditions have prompted an increasing number of states to cut or consider reductions in Medicaid funding as a means of balancing their respective state budgets. Existing and future initiatives affecting Medicaid reimbursement may reduce utilization of (and reimbursement for) services offered by the operators of our properties.

In recent years, many states have announced actual or potential budget shortfalls. As a result of these budget shortfalls, many states have announced that they are implementing or considering implementing “freezes” or cuts in Medicaid reimbursement rates, including rates paid to SNF and long-term care providers, or reductions in Medicaid enrollee benefits, including long-term care benefits. We cannot predict the extent to which Medicaid rate freezes, cuts or benefit reductions ultimately will be adopted, the number of states that will adopt them or the impact of such adoption on our operators. However, extensive Medicaid rate cuts, freezes or benefit reductions could have a material adverse effect on our operators’ liquidity, financial condition and operations, which could adversely affect their ability to make lease or mortgage payments to us.

The Deficit Reduction Act included $4.7 billion in estimated savings from Medicaid and the State Children’s Health Insurance Program over five years. The Deficit Reduction Act gave states the option to increase Medicaid cost-sharing and reduce Medicaid benefits, accounting for an estimated $3.2 billion in federal savings over five years. The remainder of the Medicaid savings under the Deficit Reduction Act comes primarily from changes to prescription drug reimbursement ($3.9 billion in savings over five years) and tightened policies governing asset transfers ($2.4 billion in savings over five years).

Asset transfer policies, which determine Medicaid eligibility based on whether a Medicaid applicant has transferred assets for less than fair value, became more restrictive under the Deficit Reduction Act, which extended the look-back period to five years, moved the start of the penalty period and made individuals with more than $500,000 in home equity ineligible for nursing home benefits (previously, the home was excluded as a countable asset for purposes of Medicaid eligibility). These changes could have a material adverse effect on our operators’ financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.
Additional reductions in federal funding are expected for some state Medicaid programs as a result of changes in the percentage rates used for determining federal assistance on a state-by-state basis. Legislation has been introduced in Congress that would partially mitigate the reductions for some states that would experience significant reductions in federal funding, although whether Congress will enact this or other legislation remains uncertain.

Finally, private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies that reduce reimbursement levels could adversely affect the revenues of our lessees and mortgagors, thereby adversely affecting those lessees’ and mortgagors’ abilities to make their monthly lease or debt payments to us.

FRAUD AND ABUSE LAWS AND REGULATIONS

There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, and failing to refund overpayments or improper payments. The federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. The Office of the Inspector General for the U.S. Department of Health

Management’s discussion and analysis of financial condition and results of operations and Human Services, or OIG-HHS, has described a number of ongoing and new initiatives for 2007 to study instances of potential overbilling and/or fraud in SNFs and nursing homes under both Medicare and Medicaid. The OIG-HHS, in cooperation with other federal and state agencies, also continues to focus on the activities of SNFs in certain states in which we have properties.

In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Because of these monetary incentives, these so-called ‘‘whistleblower’’ suits have become more frequent. Some states currently have statutes that are analogous to the federal False Claims Act. The Deficit Reduction Act encourages additional states to enact such legislation and may encourage increased enforcement activity by permitting states to retain 10% of any recovery for that state’s Medicaid program if the enacted legislation is at least as rigorous as the federal False Claims Act. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

LEGISLATIVE AND REGULATORY DEVELOPMENTS

Each year, legislative and regulatory proposals are introduced or proposed in Congress and state legislatures as well as by federal and state agencies that, if implemented, could result in major changes in the healthcare system, either nationally or at the state level. In addition, regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the industries in which our operators do business. Legislative and regulatory developments can be expected to occur on an ongoing basis at the local, state and federal levels that have direct or indirect impacts on the policies governing the reimbursement levels paid to our facilities by public and private third-party payors, the costs of doing business and the threshold requirements that must be met for facilities to continue operation or to expand.

The Medicare Modernization Act, which is one example of such legislation, was enacted in December 2003. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the prescription drug benefit, could create financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts on our operators. Although the creation of a prescription drug benefit for Medicare beneficiaries was expected to generate fiscal relief for state Medicaid programs, the structure of the benefit and costs associated with its implementation may mitigate the relief for states that originally was anticipated.

The Deficit Reduction Act is another example of such legislation. The provisions in the legislation designed to create cost savings from both Medicare and Medicaid could diminish reimbursement for our operators under both Medicare and Medicaid.

CMS also launched, in 2002, the Nursing Home Quality Initiative program in 2002, which requires nursing homes participating in Medicare to provide consumers with comparative information about the quality of care at the facility. In the fall of 2007, CMS plans to initiate a new quality campaign, Advancing Excellence for America’s Nursing Home Residents, to be conducted over the next two years with the ultimate goal being improvement in quality of life and efficiency of care delivery. In the event any of our operators do not maintain the same or superior levels of quality care as their competitors, patients could choose alternate facilities, which could adversely impact our operators’ revenues. In addition, the reporting of such information could lead to reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters.

In late 2005, CMS began soliciting public comments regarding a demonstration to examine pay-for-performance approaches in the nursing home setting that would offer financial incentives for facilities delivering high quality care. In June 2006, Abt Associates published recommendations for CMS on how to design this demonstration project. The two-year demonstration is slated to begin in October 2007 and

Management’s discussion and analysis of financial condition and results of operations will run through September, 2009. Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements in the current or future fiscal years and federal legislation addressing various issues, such as improving quality of care and reducing medical errors throughout the health care industry. We cannot accurately predict whether specific proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

SIGNIFICANT HIGHLIGHTS

The following significant highlights occurred during the twelve-month period ended December 31, 2006.

Financing

•	In January 2006, we redeemed the remaining 20.7% of our $100 million aggregate principal amount of our 6.95% notes due 2007 that were not otherwise tendered in 2005.

Dividends

•	In 2006, we paid common stock dividends of $0.23, $0.24, $0.24 and $0.25 per share, for stockholders of record on January 31, 2006, April 28, 2006, July 31, 2006 and November 3, 2006, respectively.

New Investments

•	In August 2006, we closed on $171 million of new investments and leased them to existing third-party operators.

•	In September 2006, we closed on $25.0 million of investments with an existing third-party operator.

•	On October 20, 2006, we restructured our relationship with Advocat, which restructuring included a rent increase of $0.7 million annually and a term extension to September 30, 2018.

ASSET SALES AND OTHER

•	In August 2006, we sold our common stock investment in Sun Healthcare Group, Inc., or Sun, for $7.6 million of cash proceeds.

•	In June 2006, a $10 million mortgage was paid-off in full.

•	In March 2006, Haven Eldercare, LLC, or Haven, paid $39 million on a $62 million mortgage it has with us.

•	Throughout 2006, in various transactions, we sold three SNFs and one ALF for cash proceeds of approximately $1.6 million in the aggregate.

Portfolio Developments, New Investments and Recent Developments
The partial expiration of certain Medicare rate increases has had an adverse impact on the revenues of the operators of nursing home facilities and has negatively impacted some operators’ ability to satisfy their monthly lease or debt payment to us. In several instances, we hold security deposits that can be applied in the event of lease and loan defaults, subject to applicable limitations under bankruptcy law with respect to operators seeking protection under title 11 of the United States Code, 11 U.S.C. §§ 101-1330, as amended and supplemented, or the Bankruptcy Code.

Below is a brief description, by third-party operator, of new investments or operator related transactions that occurred during the year ended December 31, 2006.

Management’s discussion and analysis of financial condition and results of operations

New Investments and Re-leasing Activities
Advocat, Inc.

On October 20, 2006, we restructured our relationship with Advocat, or the Second Advocat Restructuring, by entering into a Restructuring Stock Issuance and Subscription Agreement with Advocat, or the 2006 Advocat Agreement. Pursuant to the 2006 Advocat Agreement, we exchanged the Advocat Series B preferred stock and subordinated note issued to us in November 2000 in connection with a restructuring because Advocat was in default on its obligations to us, or the Initial Advocat Restructuring, for 5,000 shares of Advocat’s Series C non-convertible, redeemable (at our option after September 30, 2010) preferred stock with a face value of approximately $4.9 million and a dividend rate of 7% payable quarterly, and a secured non-convertible subordinated note in the amount of $2.5 million maturing September 30, 2007 and bearing interest at 7% per annum. As part of the Second Advocat Restructuring, we also amended our Consolidated Amended and Restated Master Lease by and between one of its subsidiaries, as lessor, and a subsidiary of Advocat, as lessee, to commence a new 12-year lease term through September 30, 2018 (with a renewal option for an additional 12 year term) and Advocat agreed to increase the master lease annual rent by approximately $687,000 to approximately $14 million commencing on January 1, 2007.

The Second Advocat Restructuring has been accounted for as a new lease in accordance with FASB Statement No. 13, Accounting for Leases, or FAS No. 13, and FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, or FASB TB No. 88-1. The fair value of the assets exchanged in the restructuring (i.e., the Series B non-voting redeemable convertible preferred stock and the secured convertible subordinated note, with a fair value of $14.9 million and $2.5 million, respectively, at October 20, 2006) in excess of the fair value of the assets received (the Advocat Series C non-convertible redeemable preferred stock and the secured non-convertible subordinated note, with a fair value of $4.1 million and $2.5 million, respectively, at October 20, 2006) have been recorded as a lease inducement asset of approximately $10.8 million in the fourth quarter of 2006. The $10.8 million lease inducement asset is included in accounts receivable-net on our consolidated balance sheet and will be amortized as a reduction to rental income on a straight-line basis over the term of the new master lease. The exchange of securities also resulted in a gain in 2006 of approximately $3.6 million representing: (i) the fair value of the secured convertible subordinated note of $2.5 million, previously reserved and (ii) the realization of the gain on investments previously classified as other comprehensive income of approximately $1.1 million relating to the Series B non-voting redeemable convertible preferred stock.

Guardian LTC Management, Inc.

On September 1, 2006, we completed a $25.0 million investment with subsidiaries of Guardian LTC Management, Inc., or Guardian, one of our existing operators. The transaction involved the purchase and leaseback of a SNF in Pennsylvania and termination of a purchase option on a combination SNF and rehabilitation hospital we own in West Virginia. The facilities were included in an existing master lease with Guardian with an increase in contractual annual rent of approximately $2.6 million in the first year. The master lease now includes 17 facilities. In addition, the master lease term was extended from October 2014 through August 2016.

In accordance with FAS No. 13 and FASB TB No. 88-1 $19.2 million of the $25.0 million transaction amount will be accounted for as a lease inducement and is classified within accounts receivable - net on our consolidated balance sheets. The lease inducement will be amortized as a reduction to rental income on a straight-line basis over the term of the new master lease. The remaining payment to Guardian of $5.8 million will be allocated to the purchase of the Pennsylvania SNF.

Litchfield Transaction

On August 1, 2006, we completed a transaction with Litchfield Investment Company, LLC and its affiliates, or Litchfield, to purchase 30 SNFs and one independent living center for a total investment of approximately $171 million. The facilities total 3,847 beds and are located in the states of Colorado (5),

Management’s discussion and analysis of financial condition and results of operations

Florida (7), Idaho (1), Louisiana (13), and Texas (5). The facilities were subject to master leases with three national healthcare providers, which are existing tenants of the Company. The tenants are Home Quality Management, Inc., or HQM, Nexion Health, Inc., or Nexion, and Peak Medical Corporation, which was acquired by Sun Healthcare Group, Inc. or Sun, in December of 2005.

Simultaneously with the close of the purchase transaction, the seven HQM facilities were combined into an Amended and Restated Master Lease containing 13 facilities between us and HQM. In addition, the 18 Nexion facilities were combined into an Amended and Restated Master Lease containing 22 facilities between us and Nexion.

We entered into a Master Lease, Assignment and Assumption Agreement with Litchfield on the six Sun facilities. These six facilities are currently under a master lease that expires on September 30, 2007.

Haven Eldercare, LLC

During the three months ending March 31, 2006, Haven Eldercare, LLC , or Haven, an existing operator of ours, entered into a $39 million first mortgage loan with General Electric Capital Corporation, or GE Loan. Haven used the $39 million of proceeds to partially repay on a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of our remaining $23 million on the mortgage note, due in October 2012, to that of the GE Loan. As a result of this transaction, the interest rate on our remaining mortgage note to Haven rose from 10% to approximately 15%, with annual escalators.

In conjunction with the above transactions and the application of Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R, we consolidated the financial statements and related real estate of this Haven entity into our financial statements. The consolidation resulted in the following changes to our consolidated balance sheet as of December 31, 2006: (1) an increase in total gross investments of $39.0 million; (2) an increase in accumulated depreciation of $1.6 million; (3) an increase in accounts receivable-net of $0.1 million relating to straight-line rent; (4) an increase in other long-term borrowings of $39.0 million; and (5) a reduction of $1.5 million in cumulative net earnings for the year ended December 31, 2006 due to the increased depreciation expense offset by straight-line rental revenue. General Electric Capital Corporation and Haven’s other creditors do not have recourse to our assets. We have an option to purchase the mortgaged facilities for a fixed price in 2012. Our results of operations reflect the effects of the consolidation of this entity, which is being accounted for similarly to our other purchase-leaseback transactions.

Assets Held for Sale

•
We had six assets held for sale as of December 31, 2006 with a net book value of approximately $3.6 million. We had eight assets held for sale as of December 31, 2005 with a combined net book value of $5.8 million, which includes a reclassification of five assets with a net book value of $4.6 million that were sold or reclassified as held for sale during 2006.

•
During the three months ended March 31, 2006, a $0.1 million provision for impairment charge was recorded to reduce the carrying value to its sales price of one facility that was under contract to be sold that was subsequently sold during the second quarter of 2006. During the three months ended December 31, 2006, a $0.4 million impairment charge was recorded to reduce the carrying value of two facilities, currently under contract to be sold in the first quarter of 2007, to their respective sales price.

Asset Dispositions and Mortgage Payoffs in 2006
Hickory Creek Healthcare Foundation, Inc.

On June 16, 2006, we received approximately $10 million in proceeds on a mortgage loan payoff. We held mortgages on 15 facilities located in Indiana, representing 619 beds.

Management’s discussion and analysis of financial condition and results of operations

Other Asset Sales
•	For the three-month period ended December 31, 2006, we sold an ALF in Ohio resulting in an accounting gain of approximately $0.4 million.

•	For the three-month period ended June 30, 2006, we sold two SNFs in California resulting in an accounting loss of approximately $0.1 million.

•	For the three-month period ended March 31, 2006, we sold a SNF in Illinois resulting in an accounting loss of approximately $0.2 million.

In accordance with SFAS No. 144, all related revenues and expenses as well as the $0.2 million realized net gain from the above mentioned facility sales are included within discontinued operations in our consolidated statements of operations for their respective time periods.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles , or GAAP, in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. These policies were followed in preparing the consolidated financial statements for all periods presented. Actual results could differ from those estimates.

We have identified four significant accounting policies that we believe are critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant assumptions, judgments and estimates. With respect to these critical accounting policies, we believe the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The four critical accounting policies are:

REVENUE RECOGNITION

Rental income and mortgage interest income are recognized as earned over the terms of the related master leases and mortgage notes, respectively. Substantially all of our leases contain provisions for specified annual increases over the rents of the prior year and are generally computed in one of three methods depending on specific provisions of each lease as follows: (i) a specific annual increase over the prior year’s rent, typically 2.5%; (ii) an increase based on the change in pre-determined formulas from year to year (i.e., such as increases in the CPI); or (iii) specific dollar increases over prior years. Revenue under lease arrangements with specific determinable increases is recognized over the term of the lease on a straight-line basis. SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” or SAB 101, does not provide for the recognition of contingent revenue until all possible contingencies have been eliminated. We consider the operating history of the lessee, the general condition of the industry and various other factors when evaluating whether all possible contingencies have been eliminated. We have historically not included, and generally expect in the future not to include, contingent rents as income until received. We follow a policy related to rental income whereby we typically consider a lease to be non-performing after 90 days of non-payment of past due amounts and do not recognize unpaid rental income from that lease until the amounts have been received.

In the case of rental revenue recognized on a straight-line basis, we will generally discontinue recording rent on a straight-line basis if the lessee becomes delinquent in rent owed under the terms of the lease. Reserves are taken against earned revenues from leases when collection becomes questionable or when

Management’s discussion and analysis of financial condition and results of operations negotiations for restructurings of troubled operators result in significant uncertainty regarding ultimate collection. The amount of the reserve is estimated based on what management believes will likely be collected. Once the recording of straight-line rent is suspended, we will evaluate the collectibility of the related straight-line rent asset. If it is determined that the delinquency is temporary, we will resume booking rent on a straight-line basis once payment is received for past due rents, after taking into account application of security deposits. If it appears that we will not collect future rent due under our leases, we will record a provision for loss related to the straight-line rent asset.

Recognizing rental income on a straight-line basis results in recognized revenue exceeding contractual amounts due from our tenants. Such cumulative excess amounts are included in accounts receivable and were $20.0 million, $13.8 million and $8.6 million, net of allowances, at December 31, 2006, 2005 and 2004, respectively.

Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

DEPRECIATION AND ASSET IMPAIRMENT

Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Depreciation is computed on a straight-line basis over the estimated useful lives of 25 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Management periodically, but not less than annually, evaluates our real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be permanently less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess of historical cost over fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

For the years ended December 31, 2006, 2005, and 2004, we recognized impairment losses of $0.5 million, $9.6 million and $0.0 million, respectively, including amounts classified within discontinued operations.

LOAN IMPAIRMENT

Management, periodically but not less than annually, evaluates our outstanding loans and notes receivable. When management identifies potential loan impairment indicators, such as non-payment

Management’s discussion and analysis of financial condition and results of operations under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents, and management believes these indicators are permanent, then the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows cannot be estimated, the loan is written down to the fair value of the collateral. The fair value of the loan is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. We recorded loan impairments of $0.9 million, $0.1 million and $0.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan and FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, we currently account for impaired loans using the cost-recovery method applying cash received against the outstanding principal balance prior to recording interest income (see Note 5 - Other Investments to our consolidated financial statements for the year ended December 31, 2006 included elsewhere herein).

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Pursuant to the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of specified real estate assets that have been sold, or otherwise qualify as held for disposition (as defined by SFAS No. 144), are reflected as discontinued operations in the consolidated statements of operations for all periods presented. We had six assets held for sale as of December 31, 2006 with a combined net book value of $3.6 million.

RESULTS OF OPERATIONS

The following is our discussion of the consolidated results of operations, financial position and liquidity and capital resources, which should be read in conjunction with our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005
Operating Revenues

Our operating revenues for the year ended December 31, 2006 totaled $135.7 million, an increase of $26.0 million, over the same period in 2005. The $26.0 million increase was primarily a result of new investments made throughout 2005 and 2006. The increase in operating revenues from new investments was partially offset by a reduction in mortgage interest income and one-time contractual interest revenue associated with the payoff of a mortgage during the first quarter of 2005.

Detailed changes in operating revenues for the year ended December 31, 2006 are as follows:

•
Rental income was $127.1 million, an increase of $31.6 million over the same period in 2005. The increase was due to new leases entered into throughout 2006 and 2005, as well as rental revenue from the consolidation of a variable interest entity, or VIE.

•
Mortgage interest income totaled $4.4 million, a decrease of $2.1 million over the same period in 2005. The decrease was primarily the result of normal amortization, a $60 million loan payoff that occurred in the first quarter of 2005 and a $10 million loan payoff that occurred in the second quarter of 2006.

•
Other investment income totaled $3.7 million, an increase of $0.5 million over the same period in 2005. The primary reason for the increase was due to dividends and accretion income associated with the Advocat securities.

Management’s discussion and analysis of financial condition and results of operations

•
Miscellaneous revenue was $0.5 million, a decrease of $4.0 million over the same period in 2005. The decrease was due to contractual revenue owed to us resulting from a mortgage note prepayment that occurred in the first quarter of 2005.

Operating Expenses

Operating expenses for the year ended December 31, 2006 totaled $46.6 million, an increase of approximately $13.0 million over the same period in 2005. The increase was primarily due to $8.3 million of increased depreciation expense, $3.3 million of incremental restricted stock expense and a $0.8 million provision for uncollectible notes receivable, partially offset by a 2005 leasehold termination expense for $1.1 million.

Detailed changes in our operating expenses for the year ended December 31, 2006 versus the same period in 2005 are as follows:
•
Our depreciation and amortization expense was $32.1 million, compared to $23.9 million for the same period in 2005. The increase is due to new investments placed throughout 2005 and 2006, as well as depreciation from the consolidation of a VIE.

•
Our general and administrative expense was $13.7 million, compared to $8.6 million for the same period in 2005. The increase was primarily due to $3.4 million of restricted stock amortization expense and compensation expense related to the performance restricted stock units, $1.2 million of restatement related expenses and normal inflationary increases in goods and services.

•
For the year ended December 31, 2006, in accordance with FAS No. 123R, we recorded approximately $3.3 million (included in general and administrative expense) of compensation expense associated with the performance restricted stock units (see Note 12 - Stockholders’ Equity and Stock Based Compensation to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus).

•	In 2006, we recorded a $0.8 million provision for uncollectible notes receivable.

•	In 2005, we recorded a $1.1 million lease expiration accrual relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005.

Other Income (Expense)

For the year ended December 31, 2006, our total other net expenses were $31.8 million as compared to $36.3 million for the same period in 2005. The significant changes are as follows:

•
Our interest expense, excluding amortization of deferred costs and refinancing related interest expenses, for the year ended December 31, 2006 was $42.2 million, compared to $29.9 million for the same period in 2005. The increase of $13.3 million was primarily due to higher debt on our balance sheet versus the same period in 2005 and from consolidation of interest expense from a VIE in 2006.

•
For the year ended December 31, 2006, we sold our remaining 760,000 shares of Sun’s common stock for approximately $7.6 million, realizing a gain on the sale of these securities of approximately $2.7 million.

•
For the year ended December 31, 2006, in accordance with FAS No. 133, we recorded a $9.1 million fair value adjustment to reflect the change in fair value during 2006 of our derivative instrument (i.e., the conversion feature of a redeemable convertible preferred stock security in Advocat, a publicly traded company; see Note 5 - Other Investments to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus).

Management’s discussion and analysis of financial condition and results of operations

•
For the year ended December 31, 2006, we recorded a $3.6 million gain on Advocat securities (see Note 5 - Other Investments to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus).

•
For the year ended December 31, 2006, we recorded a $0.8 million non-cash charge associated with the redemption of the remaining $20.7 million principal amount of our 6.95% unsecured notes due 2007 not otherwise tendered in 2005.

•
For the year ended December 31, 2006, we recorded a one time, non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our prior credit facility.

•
During the year ended December 31, 2005, we recorded a $3.4 million provision for impairment of an equity security. In accordance with FASB No. 115, the $3.4 million provision for impairment was to write-down our 760,000 share investment in Sun’s common stock to its then current fair market value.

•	For the year ended December 31, 2005, we recorded $1.6 million in net cash proceeds resulting from settlement of a lawsuit filed suit filed by us against a former tenant.

2006 Taxes

So long as we qualify as a REIT, we will not be subject to Federal income taxes on our income to the extent that we distribute such income to our shareholders, except as described below. For tax year 2006, preferred and common dividend payments of approximately $67 million made throughout 2006 satisfy the 2006 REIT distribution requirements. We are permitted to own up to 100% of a “taxable REIT subsidiary,” or TRS. Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of December 31, 2006 of $12 million. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization.

In the fourth quarter of 2006, we were advised by tax counsel that, due to certain provisions of the Series B preferred stock issued to us by Advocat in 2000 in connection with a restructuring, Advocat may be considered to be a “related party tenant” under the rules applicable to REITs and, in such event, rental income received by us from Advocat would not be qualifying income for purposes of the REIT gross income tests. While we believe that there are valid arguments that Advocat should not be a “related party tenant,” if Advocat is so treated, we would have failed to satisfy the 95% gross income tests during certain prior taxable years. Such a failure would have prevented us from maintaining REIT tax status during such years and from re-electing tax status for a number of taxable years. In such event, our failure to satisfy the REIT gross income tests would not result in the loss of REIT status, however, if the failure was due to reasonable cause and not to willful neglect, and we pay a tax on the non-qualifying income. Accordingly, on the advice of tax counsel in order to resolve the matter, minimize potential penalties, and obtain assurances regarding our continued REIT tax status, we submitted to the IRS a request for a closing agreement on December 15, 2006, which agreement would conclude that any failure to satisfy the gross income tests would be due to reasonable cause and not to willful neglect. Since that time, we have had ongoing conversations with the IRS and we have submitted additional documentation in furtherance of the issuance of a closing agreement, but, to date, we have not yet entered into a closing agreement with respect to the related party tenant issue with the IRS. We intend to continue to pursue a closing agreement with the IRS.

As a result of the potential related party tenant issue described above and further discussed in Note 10 - Taxes to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus, we have recorded a $2.3 million and $2.4 million provision for income taxes, including related interest expense, for the year ended December 31, 2006 and 2005, respectively. The

Management’s discussion and analysis of financial condition and results of operations amount accrued represents the estimated liability and interest, which remains subject to final resolution and therefore is subject to change. In addition, in October 2006, we restructured our Advocat relationship and have been advised by tax counsel that we will not receive any non-qualifying related party tenant income from Advocat in future fiscal years. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007, assuming we enter into a closing agreement with the IRS that recognizes that reasonable cause existed for any failure to satisfy the REIT gross income tests as explained above.

2006 Loss from Discontinued Operations

Discontinued operations relate to properties we disposed of in 2006 or are currently held-for-sale and are accounted for as discontinued operations under SFAS No. 144. For the year ended December 31, 2006, we sold three SNFs and one ALF resulting in an accounting gain of approximately $0.2 million.

At December 31, 2006, we had six assets held for sale with a net book value of approximately $3.6 million.
During the three months ended March 31, 2006, a $0.1 million provision for impairment charge was recorded to reduce the carrying value to its sales price of one facility that was under contract to be sold that was subsequently sold during the second quarter of 2006. During the three months ended December 31, 2006, a $0.4 million impairment charge was recorded to reduce the carrying value of two facilities, currently under contract to be sold in the first quarter of 2007, to their respective sales price.

In accordance with SFAS No. 144, the $0.2 million realized net gain is reflected in our consolidated statements of operations as discontinued operations. See Note 18 - Discontinued Operations to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

Funds From Operations

Our funds from operations available to common stockholders, or FFO, for the year ended December 31, 2006, was $76.7 million, compared to $42.7 million for the same period in 2005.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts, or NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure the operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial statements in evaluating our financial performance under GAAP, and FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

Management’s discussion and analysis of financial condition and results of operations

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the table included below, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company’s FFO results may not be meaningful.

The following table presents our FFO results for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006	2005
Net income available to common	$45,774	$25,355
Deduct gain from real estate dispositions(1)	(1,354)	(7,969)
	44,420	17,386
Elimination of non-cash items included in net income:
Depreciation and amortization(2)	32,263	25,277
Funds from operations available to common stockholders	$76,683	$42,663

(1)
The deduction of the gain from real estate dispositions includes the facilities classified as discontinued operations in our consolidated financial statements included elsewhere in this prospectus. The gain deducted includes $1.2 million from a distribution from an investment in a limited partnership in 2006 and $0.2 million gain and $8.0 million gain related to facilities classified as discontinued operations for the year ended December 31, 2006 and 2005, respectively.

(2)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our consolidated financial statements included elsewhere in this prospectus. FFO for 2006 and 2005 includes depreciation and amortization of $0.2 million and $1.4 million, respectively, related to facilities classified as discontinued operations.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Operating Revenues

Our operating revenues for the year ended December 31, 2005 totaled $109.6 million, an increase of $22.7 million, over the same period in 2004. The $22.7 million increase was primarily a result of new investments made throughout 2004 and 2005, contractual interest revenue associated with the payoff of a mortgage note, re-leasing and restructuring activities completed throughout 2004 and 2005. The increase in operating revenues from new investments was partially offset by a reduction in mortgage interest income.

Detailed changes in operating revenues for the year ended December 31, 2005 are as follows:

•
Rental income was $95.4 million, an increase of $25.7 million over the same period in 2004. The increase was primarily due to new leases entered into throughout 2004 and 2005, re-leasing and restructuring activities.

•
Mortgage interest income totaled $6.5 million, a decrease of $6.7 million over the same period in 2004. The decrease is primarily the result of normal amortization and a $60 million loan payoff that occurred in the first quarter of 2005.

•
Other investment income totaled $3.2 million, an increase of $0.1 million over the same period in 2004. The primary reason for the increase was due to dividends and accretion income associated with the Advocat securities.

•	Miscellaneous revenue was $4.5 million, an increase of $3.6 million over the same period in 2004. The increase was due to contractual revenue owed to us as a result of a mortgage note prepayment.

Management’s discussion and analysis of financial condition and results of operations

Operating Expenses

Operating expenses for the year ended December 31, 2005 totaled $33.6 million, an increase of approximately $5.9 million over the same period in 2004. The increase was primarily due to $5.0 million of increased depreciation expense and a $1.1 million lease expiration accrual recorded in 2005.

Detailed changes in our operating expenses for the year ended December 31, 2005 are as follows:

•	Our depreciation and amortization expense was $23.9 million, compared to $18.8 million for the same period in 2004. The increase is due to new investments placed throughout 2004 and 2005.

•	Our general and administrative expense was $8.6 million, compared to $8.8 million for the same period in 2004.

•	A $0.1 million provision for uncollectible notes receivable was recorded in 2005.

•	A $1.1 million lease expiration accrual was recorded in 2005 relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005.

Other Income (Expense)

For the year ended December 31, 2005, our total other net expenses were $36.3 million as compared to $45.5 million for the same period in 2004. The significant changes are as follows:

•
Our interest expense, excluding amortization of deferred costs and refinancing related interest expenses, for the year ended December 31, 2005 was $29.9 million, compared to $23.1 million for the same period 2004. The increase of $6.8 million was primarily due to higher debt on our balance sheet versus the same period in 2004.

•	For the year ended December 31, 2005, we recorded a $2.8 million non-cash charge associated with the tender and purchase of $79.3 million principal amount of our 6.95% unsecured notes due 2007.

•
For the year ended December 31, 2005, we recorded a $3.4 million provision for impairment on an equity security. In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, we recorded the provision for impairment to write-down our 760,000 share investment in Sun common stock to its then current fair market value of $4.9 million.

•
For the year ended December 31, 2004, we recorded $19.1 million of refinancing-related charges associated with refinancing our capital structure. The $19.1 million consists of a $6.4 million exit fee paid to our old bank syndication and a $6.3 million non-cash deferred financing cost write-off associated with the termination of our $225 million credit facility and our $50 million acquisition facility, and a loss of approximately $6.5 million associated with the sale of an interest rate cap.

•
For the year ended December 31, 2004, we recorded a $1.1 million fair value adjustment to reflect the change in fair value during 2004 of our derivative instrument (i.e., the conversion feature of a redeemable convertible preferred stock security in Advocat, a publicly traded company; see Note 5 - Other Investments to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus).

•	For the year ended December 31, 2004, we recorded a $3.0 million charge associated with professional liability claims made against our former owned and operated facilities.

Management’s discussion and analysis of financial condition and results of operations

2005 Taxes

As a result of the possible related party tenant issue discussed in Note 10 - Taxes to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus, we have recorded a $2.4 million and $0.4 million provision for income tax for the years ended December 31, 2005 and 2004, respectively. The amount accrued represents the estimated liability and interest, which remains subject to final resolution and therefore is subject to change. In addition, in October 2006, we restructured our Advocat relationship and have been advised by tax counsel that we will not receive any non-qualifying related party tenant income from Advocat in future fiscal years. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007, assuming we enter into a closing agreement with the IRS that recognizes that reasonable cause existed for any failure to satisfy the REIT gross income tests as explained above.

In addition, for tax year 2005, preferred and common dividend payments of approximately $56 million made throughout 2005 satisfy the 2005 REIT distribution requirements (which require that we distribute at least 90% of our REIT taxable income for the taxable year and meet certain other conditions in order to qualify as a REIT). Further, we are permitted to own up to 100% of a TRS. Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of December 31, 2005 of $14.4 million. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization.

2005 Income from Discontinued Operations

Discontinued operations relate to properties we disposed of in 2005 or are currently held-for-sale and are accounted for as discontinued operations under SFAS No. 144. For the year ended December 31, 2005, we sold eight SNFs, six ALFs and 50.4 acres of undeveloped land for combined cash proceeds of approximately $53 million, net of closing costs and other expenses, resulting in a combined accounting gain of approximately $8.0 million.

During the year ended December 31, 2005, a combined $9.6 million provision for impairment charge was recorded to reduce the carrying value on several facilities, some of which were subsequently closed, to their estimated fair values.

In accordance with SFAS No. 144, the $8.0 million realized net gain as well as the combined $9.6 million impairment charge is reflected in our consolidated statements of operations as discontinued operations.

Funds From Operations

Our FFO for the year ended December 31, 2005, was $42.7 million, compared to a deficit of $18.5 million, for the same period in 2004.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by NAREIT, and, consequently, FFO is defined as net income available to common stockholders, adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization. We believe that FFO is an important supplemental measure of our operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO herein is not necessarily comparable to FFO of other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We use FFO as one of several criteria to measure operating performance of our business. We further believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating

Management’s discussion and analysis of financial condition and results of operations current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial statements in evaluating our financial performance under GAAP, and FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

In February 2004, NAREIT informed its member companies that it was adopting the position of the SEC with respect to asset impairment charges and would no longer recommend that impairment write-downs be excluded from FFO. In the tables included in this disclosure, we have applied this interpretation and have not excluded asset impairment charges in calculating our FFO. As a result, our FFO may not be comparable to similar measures reported in previous disclosures. According to NAREIT, there is inconsistency among NAREIT member companies as to the adoption of this interpretation of FFO. Therefore, a comparison of our FFO results to another company’s FFO results may not be meaningful.

The following table presents our FFO results for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004
Net income (loss) available to common	$25,355	$(36,715)
Deduct gain from real estate dispositions(1)	(7,969)	(3,310)
	17,386	(40,025)
Elimination of non-cash items included in net income (loss):
Depreciation and amortization(2)	25,277	21,551
Funds from operations available to common stockholders	$42,663	$(18,474)

(1)
The deduction of the gain from real estate dispositions includes the facilities classified as discontinued operations in our consolidated financial statements. The gain deducted includes $8.0 million gain and $3.3 million gain related to facilities classified as discontinued operations for the year ended December 31, 2005 and 2004, respectively.

(2)
The add back of depreciation and amortization includes the facilities classified as discontinued operations in our consolidated financial statements. FFO for 2005 and 2004 includes depreciation and amortization of $1.4 million and $2.7 million, respectively, related to facilities classified as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, we had total assets of $1.2 billion, stockholders’ equity of $465.5 million and debt of $676.1 million, representing approximately 59.2% of total capitalization.

The following table shows the amounts due in connection with the contractual obligations described below as of December 31, 2006.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$676,410	$415	$900	$150,785	$524,310
Other long-term liabilities	513	236	277	-	-
Total	$676,923	$651	$1,177	$150,785	$524,310
(1)
The $676.4 million includes $310 million aggregate principal amount of 7.0% Senior Notes due 2014, $175 million principal amount of 7.0% Senior Notes due 2016, $150.0 million borrowings under our Credit Facility and Haven’s $39 million first mortgage loan with General electric Capital Corporation that expires in 2012.

Management’s discussion and analysis of financial condition and results of operations

Financing Activities and Borrowing Arrangements

Bank Credit Agreements

At December 31, 2006, we had $150.0 million outstanding under our $200 million revolving senior secured credit facility, or the Credit Facility, and $2.5 million was utilized for the issuance of letters of credit, leaving availability of $47.5 million. The $150.0 million of outstanding borrowings had a blended interest rate of 6.60% at December 31, 2006. The Credit Facility, entered into on March 31, 2006, is being provided by Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, UBS Securities LLC, General Electric Capital Corporation, LaSalle Bank N.A., and Citicorp North America, Inc. and will be used for acquisitions and general corporate purposes.

The Credit Facility replaced our previous $200 million senior secured credit facility, or the Prior Credit Facility, that was terminated on March 31, 2006. The Credit Facility matures on March 31, 2010, and includes an “accordion feature” that permits us to expand our borrowing capacity to $300 million during our first two years. For the year ended December 31, 2006, we recorded a one-time, non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our Prior Credit Facility.

Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of December 31, 2006, we were in compliance with all property level and corporate financial covenants.

$100 Million Aggregate Principal Amount of 6.95% Unsecured Notes Tender and Redemption

On December 16, 2005, we initiated a tender offer and consent solicitation for all of our outstanding $100 million aggregate principal amount 6.95% notes due 2007, or the 2007 Notes. On December 30, 2005, we accepted for purchase 79.3% of the aggregate principal amount of the 2007 Notes outstanding that were tendered. On December 30, 2005, our Board of Directors also authorized the redemption of all outstanding 2007 Notes that were not otherwise tendered. On December 30, 2005, upon our irrevocable funding of the full redemption price for the 2007 Notes and certain other acts required by the Indenture governing the 2007 Notes, the Trustee of the 2007 Notes certified in writing to us, or the Certificate of Satisfaction and Discharge, that the Indenture was satisfied and discharged as of December 30, 2005, except for certain provisions. In accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, we removed 79.3% of the aggregate principal amount of the 2007 Notes, which were tendered in our tender offer and consent solicitation, and the corresponding portion of the funds held in trust by the Trustee to pay the tender price from our balance sheet and recognized $2.8 million of additional interest expense associated with the tender offer. On January 18, 2006, we completed the redemption of the remaining 2007 Notes not otherwise tendered. In connection with the redemption and in accordance with FASB No. 140, we recognized $0.8 million of additional interest expense in the first quarter of 2006. As of January 18, 2006, none of the 2007 Notes remained outstanding.

$175 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

On December 30, 2005, we closed on a private offering of $175 million of 7% senior unsecured notes due 2016, or 2016 Notes, at an issue price of 99.109% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 7.125%), resulting in gross proceeds to us of approximately $173.4 million. The 2016 Notes are unsecured senior obligations to us, which have been guaranteed by our subsidiaries. The 2016 Notes were issued in a private placement to qualified institutional buyers under Rule 144A under the Securities Act of 1933, or the Securities Act. A portion of the proceeds of this private offering was used to pay the tender price and redemption price of the 2007 Notes. On February 24, 2006, we filed a registration statement on Form S-4 under the Securities Act with the SEC offering to exchange up to $175 million aggregate principal amount of our registered 7% Senior Notes due 2016, or the 2016 Exchange Notes, for all of our outstanding unregistered 2016 Notes. The

Management’s discussion and analysis of financial condition and results of operations terms of the 2016 Exchange Notes are identical to the terms of the 2016 Notes, except that the 2016 Exchange Notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The 2016 Exchange Notes represent our unsecured senior obligations and are guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. In April 2006, upon the expiration of the 2016 Notes Exchange Offer, $175 million aggregate principal amount of 2016 Notes were exchanged for the 2016 Exchange Notes.

$50 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

On December 2, 2005, we completed a privately placed offering of an additional $50 million aggregate principal amount of 7% senior notes due 2014, or the 2014 Add-on Notes, at an issue price of 100.25% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 6.95%), resulting in gross proceeds to us of approximately $50.1 million. The terms of the 2014 Add-on Notes offered were substantially identical to our existing $200 million aggregate principal amount of 7% senior notes due 2014 issued in March 2004. The 2014 Add-on Notes were issued through a private placement to qualified institutional buyers under Rule 144A under the Securities Act. After giving effect to the issuance of the $50 million aggregate principal amount of this offering, we had outstanding $310 million aggregate principal amount of 7% senior notes due 2014. On February 24, 2006, we filed a registration statement on Form S-4 under the Securities Act with the SEC offering to exchange up to $50 million aggregate principal amount of our registered 7% Senior Notes due 2014 (the “2014 Add-on Exchange Notes”), for all of our outstanding unregistered 2014 Add-on Notes. The terms of the 2014 Add-on Exchange Notes are identical to the terms of the 2014 Add-on Notes, except that the 2014 Add-on Exchange Notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The 2014 Add-on Exchange Notes represent our unsecured senior obligations and are guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. In May 2006, upon the expiration of the 2014 Add-on Notes Exchange Offer, $50 million aggregate principal amount of 2014 Add-on Notes were exchanged for the 2014 Add-on Exchange Notes.

5.175 Million Common Stock Offering

On November 21, 2005, we closed an underwritten public offering of 5,175,000 shares of our common stock at $11.80 per share, less underwriting discounts. The sale included 675,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $58 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses.

8.625% Series B Preferred Redemption

On May 2, 2005, we fully redeemed our 8.625% Series B Cumulative Preferred Stock (NYSE:OHI PrB), or Series B Preferred Stock. We redeemed the 2.0 million shares of Series B at a price of $25.55104, comprising the $25 liquidation value and accrued dividend. Under FASB-EITF Issue D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series B Preferred Stock resulted in a non-cash charge to net income available to common shareholders of approximately $2.0 million reflecting the write-off of the original issuance costs of the Series B Preferred Stock.

Other Long-Term Borrowings

During the three months ended March 31, 2006, Haven used the $39 million of proceeds from the GE Loan to partially repay a portion of a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of its remaining $23 million on the mortgage note to that of the GE Loan. In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial

Management’s discussion and analysis of financial condition and results of operations statements of this Haven entity into our financial statements, which contained the long-term borrowings with General Electric Capital Corporation of $39.0 million. The loan has an interest rate of approximately seven percent and is due in 2012. The lender of the $39.0 million does not have recourse to our assets. See Note - 3 Properties; Leased Property to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

Dividends

In order to qualify as a REIT, we are required to make distributions (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our “REIT taxable income,” as adjusted, we will be subject to corporate level income tax thereon at regular corporate tax rates. In addition, our Credit Facility has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our aggregate cumulative funds from operations, or FFO, as defined in the loan agreement governing the Credit Facility, or the Loan Agreement, unless a greater distribution is required to maintain REIT status. The Loan Agreement defines FFO as net income (or loss) plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; (vi) non-cash impairment charges; and (vii) tax liabilities in an amount not to exceed $8.0 million.

Common Dividends

On January 16, 2007, the Board of Directors declared a common stock dividend of $0.26 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid February 15, 2007 to common stockholders of record on January 31, 2007.

On October 24, 2006, the Board of Directors declared a common stock dividend of $0.25 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid November 15, 2006 to common stockholders of record on November 3, 2006.

On July 17, 2006, the Board of Directors declared a common stock dividend of $0.24 per share. The common dividend was paid August 15, 2006 to common stockholders of record on July 31, 2006.

On April 18, 2006, the Board of Directors declared a common stock dividend of $0.24 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid May 15, 2006 to common stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared a common stock dividend of $0.23 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2006 to common stockholders of record on January 31, 2006.

Management’s discussion and analysis of financial condition and results of operations

Series D Preferred Dividends

On January 16, 2007, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on its 8.375% Series D cumulative redeemable preferred stock, or the Series D Preferred Stock, that were paid February 15, 2007 to preferred stockholders of record on January 31, 2007. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period November 1, 2006 through January 31, 2007.

On October 24, 2006, the Board of Directors declared the regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid November 15, 2006 to stockholders of record on November 3, 2006.

On July 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid August 15, 2006 to preferred stockholders of record on July 31, 2006.

On April 18, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid May 15, 2006 to preferred stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid February 15, 2006 to preferred stockholders of record on January 31, 2006.

LIQUIDITY

We believe our liquidity and various sources of available capital, including cash from operations, our existing availability under our Credit Facility and expected proceeds from mortgage payoffs are more than adequate to finance operations, meet recurring debt service requirements and fund future investments through the next twelve months.

We regularly review our liquidity needs, the adequacy of cash flow from operations, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

•	normal recurring expenses;

•	debt service payments;

•	preferred stock dividends;

•	common stock dividends; and

•	growth through acquisitions of additional properties.

The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by: (i) the number of facilities we lease or have mortgages on; (ii) rental and mortgage rates; (iii) our debt service obligations; and (iv) general and administrative expenses. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, especially to changes in interest rates. Changes in the capital markets environment may impact the availability of cost-effective capital and affect our plans for acquisition and disposition activity.

Cash and cash equivalents totaled $0.7 million as of December 31, 2006, a decrease of $3.2 million as compared to the balance at December 31, 2005. The following is a discussion of changes in cash and cash equivalents due to operating, investing and financing activities, which are presented in our Consolidated Statement of Cash Flows included elsewhere in this prospectus.

Management’s discussion and analysis of financial condition and results of operations

Operating Activities - Net cash flow from operating activities generated $62.8 million for the year ended December 31, 2006, as compared to $74.1 million for the same period in 2005. The $11.2 million decrease is due primarily to: (i) an investment made with Guardian that is classified as a lease inducement asset and (ii) one-time contractual revenue associated with a mortgage note prepayment in 2005. The decrease was partially offset by (i) incremental revenue associated with acquisitions completed throughout 2005 and 2006 and (ii) normal working capital fluctuations during the period.

Investing Activities - Net cash flow from investing activities was an outflow of $161.4 million for the year ended December 31, 2006, as compared to an outflow of $195.3 million for the same period in 2005. The decrease in outflows of $34.0 million was primarily due to: (i) $70 million of fewer acquisitions completed in 2006 versus 2005; (ii) $50 million of fewer proceeds received from the sale of real estate assets and the sale of Sun common stock in 2006 versus 2005; and (iii) a $10 million mortgage payoff in 2006 versus a $60 million mortgage payoff in 2005.

Financing Activities - Net cash flow from financing activities was an inflow of $95.3 million for the year ended December 31, 2006 as compared to an inflow of $113.1 million for the same period in 2005. The change in financing cash flow was primarily a result of: (i) $50 million of additional net borrowings under our Credit Facility in 2006 compared to 2005; (ii) no common equity offerings in 2006 compared to a public issuance of 5.2 million shares of our common stock at a price of $11.80 per share in 2005; (iii) no debt offerings in 2006 compared to private offerings of a combined $225 million of senior unsecured notes in 2005; (iv) a $50 million redemption of Series B Preferred Stock in 2005; (v) a tender offer and purchase of our 2007 Notes in 2005; (vi) $26 million of incremental DRIP proceeds in 2006; (vii) $39 million in proceeds in 2006 due to the consolidation of a VIE; and (viii) $11 million of additional payments of common and preferred dividend payments in 2006.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board, or FASB, issued FAS No. 123 (revised 2004), Share-Based Payment, or FAS No. 123R, which is a revision of FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 123R supersedes Accounting Principles Board, APB, Opinion No. 25, Accounting for Stock Issued to Employees, and amends FAS No. 95, Statement of Cash Flows. We adopted FAS No. 123R at the beginning of our 2006 fiscal year using the modified prospective transition method. The additional expense recorded in 2006 as a result of this adoption was approximately $3,000.

FIN 48 Evaluation

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes , or FIN 48. FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 will require expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of our 2007 fiscal year. We are currently evaluating the impact of adoption of FIN 48 on our financial statements and we currently expect the impact to be immaterial.

FAS 157 Evaluation

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, or FAS No. 157. This standard defines fair value, establishes a methodology for measuring fair value and expands the required disclosure for fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those years. Provisions of FAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which FAS No. 157 is applied. We are evaluating the impact that FAS No. 157 will have on our financial statements.

Management’s discussion and analysis of financial condition and results of operations

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, but we seek to mitigate the effects of fluctuations in interest rates by matching the term of new investments with new long-term fixed rate borrowing to the extent possible.

The following disclosures of estimated fair value of financial instruments are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

Mortgage notes receivable - The fair value of mortgage notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Notes receivable - The fair value of notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Borrowings under lines of credit arrangement - The carrying amount approximates fair value because the borrowings are interest rate adjustable.

Senior unsecured notes - The fair value of the senior unsecured notes is estimated by discounting the future cash flows using the current borrowing rate available for the similar debt.

The market value of our long-term fixed rate borrowings and mortgages is subject to interest rate risks. Generally, the market value of fixed rate financial instruments will decrease as interest rates rise and increase as interest rates fall. The estimated fair value of our total long-term borrowings at December 31, 2006 was approximately $693.7 million. A one percent increase in interest rates would result in a decrease in the fair value of long-term borrowings by approximately $30.7 million at December 31, 2006. The estimated fair value of our total long-term borrowings at December 31, 2005 was approximately $568.7 million, and a one percent increase in interest rates would have resulted in a decrease in the fair value of long-term borrowings by approximately $31 million.

While we currently do not engage in hedging strategies, we may engage in such strategies in the future, depending on management’s analysis of the interest rate environment and the costs and risks of such strategies.

Business

OVERVIEW

We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities, or SNFs, and, to a lesser extent, assisted living facilities, or ALFs, and rehabilitation and acute care facilities. We have historically financed investments through borrowings under our revolving credit facilities, private placements or public offerings of debt or equity securities, the assumption of secured indebtedness, or a combination of these methods.

Our portfolio of investments, as of December 31, 2006, consisted of 239 healthcare facilities, located in 27 states and operated by 32 third-party operators. This portfolio is made up of:

•	228 long-term healthcare facilities and two rehabilitation hospitals owned and leased to third parties; and

•	fixed rate mortgages on nine long-term healthcare facilities.

As of December 31, 2006, our gross investments in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1.3 billion. In addition, we also held miscellaneous investments of approximately $22 million at December 31, 2006, consisting primarily of secured loans to third-party operators of our facilities.

For the year ended December 31, 2006, we generated operating revenue of $135.7 million, net income of $55.7 million, and $76.7 million of funew from operations, or FFO. FFO is not a financial measure recognized under generally accepted accounting principles in the United States of America, or GAAP, and, therefore, should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. For more information with respect to FFO and a reconciliation of FFO to GAAP net income, see footnote 2 in the section entitled “Summary Historical Financial Information.”

DESCRIPTION OF THE BUSINESS

Investment Strategy. We maintain a diversified portfolio of long-term healthcare facilities and mortgages on long-term healthcare facilities located throughout the United States. In making investments, we generally have focused on established, creditworthy, middle-market healthcare operators that meet our standards for quality and experience of management. We have sought to diversify our investments in terms of geographic locations and operators.

In evaluating potential investments, we consider such factors as:

•	the quality and experience of management and the creditworthiness of the operator of the facility;

•
the facility’s historical and forecasted cash flow and its ability to meet operational needs, capital expenditure requirements and lease or debt service obligations, providing a competitive return on our investment;

•	the construction quality, condition and design of the facility;

•	the geographic area of the facility;

Management’s discussion and analysis of financial condition and results of operations

•	the tax, growth, regulatory and reimbursement environment of the jurisdiction in which the facility is located;

•	the occupancy and demand for similar healthcare facilities in the same or nearby communities; and

•	the payor mix of private, Medicare and Medicaid patients.

One of our fundamental investment strategies is to obtain contractual rent escalations under long-term, non-cancelable, “triple-net” leases and fixed-rate mortgage loans, and to obtain substantial liquidity deposits. Additional security is typically provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate/personal guarantees, when appropriate.

We prefer to invest in equity ownership of properties. Due to regulatory, tax or other considerations, we sometimes pursue alternative investment structures, including convertible participating and participating mortgages, which can achieve returns comparable to equity investments. The following summarizes the primary investment structures we typically use. Average annualized yields reflect existing contractual arrangements. However, in view of the ongoing financial challenges in the long-term care industry, we cannot assure you that the operators of our facilities will meet their payment obligations in full or when due. Therefore, the annualized yields as of January 1, 2007 set forth below are not necessarily indicative of or a forecast of actual yields, which may be lower.

Purchase/Leaseback. In a Purchase/Leaseback transaction, we purchase the property from the operator and lease it back to the operator over terms typically ranging from 5 to 15 years, plus renewal options. The leases originated by us generally provide for minimum annual rentals which are subject to annual formula increases based upon such factors as increases in the Consumer Price Index, or CPI. The average annualized yield from leases was approximately 11.3% at January 1, 2007.

Convertible Participating Mortgage. Convertible participating mortgages are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Interest rates are usually subject to annual increases based upon increases in the CPI. Convertible participating mortgages afford us the option to convert our mortgage into direct ownership of the property, generally at a point five to ten years from inception. If we exercise our purchase option, we are obligated to lease the property back to the operator for the balance of the originally agreed term and for the originally agreed participations in revenues or CPI adjustments. This allows us to capture a portion of the potential appreciation in value of the real estate. The operator has the right to buy out our option at prices based on specified formulas. At January 1, 2007, we did not have any convertible participating mortgages.

Participating Mortgage. Participating mortgages are similar to convertible participating mortgages except that we do not have a purchase option. Interest rates are usually subject to annual increases based upon increases in the CPI. At January 1, 2007, we did not have any participating mortgages.

Fixed-Rate Mortgage. These mortgages have a fixed interest rate for the mortgage term and are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. The average annualized yield on these investments was approximately 11.4% at January 1, 2007.

The table set forth below under the heading “Properties” contains information regarding our real estate properties, their geographic locations, and the types of investment structures as of December 31, 2006.

Borrowing Policies.We may incur additional indebtedness and have historically sought to maintain an annualized total debt-to-EBITDA ratio in the range of 4 to 5 times. Annualized EBITDA is defined as earnings before interest, taxes, depreciation and amortization for a twelve month period. We intend to periodically review our policy with respect to our total debt-to-EBITDA ratio and to modify the policy as

Business

our management deems prudent in light of prevailing market conditions. Our strategy generally has been to match the maturity of our indebtedness with the maturity of our investment assets and to employ long-term, fixed-rate debt to the extent practicable in view of market conditions in existence from time to time.

We may use proceeds of any additional indebtedness to provide permanent financing for investments in additional healthcare facilities. We may obtain either secured or unsecured indebtedness and may obtain indebtedness that may be convertible into capital stock or be accompanied by warrants to purchase capital stock. Where debt financing is available on terms deemed favorable, we generally may invest in properties subject to existing loans, secured by mortgages, deeds of trust or similar liens on properties.

If we need capital to repay indebtedness as it matures, we may be required to liquidate investments in properties at times which may not permit realization of the maximum recovery on these investments. This could also result in adverse tax consequences to us. We may be required to issue additional equity interests in our company, which could dilute your investment in our company. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”).

Federal Income Tax Considerations. We intend to make and manage our investments, including the sale or disposition of property or other investments, and to operate in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, unless, because of changes in circumstances or changes in the Internal Revenue Code, our Board of Directors determines that it is no longer in our best interest to qualify as a REIT. So long as we qualify as a REIT, we generally will not pay federal income taxes on the portion of our taxable income that is distributed to stockholders (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations; 2006 Taxes”).

In the fourth quarter of 2006, we were advised by tax counsel that, due to certain provisions of the Series B preferred stock issued to us by Advocat in 2000 in connection with a restructuring, Advocat may be considered to be a “related party tenant” under the rules applicable to REITs and, in such event, rental income received by us from Advocat would not be qualifying income for purposes of the REIT gross income tests. The applicable federal income tax rules provide a “savings clause” for REITs that fail to satisfy the REIT gross income tests if such failure is due to reasonable cause. While we believe that there are valid arguments that Advocat should not be a “related party tenant,” if Advocat is so treated, we would have failed to satisfy the 95% gross income tests during certain prior taxable years. Such a failure would have prevented us from maintaining REIT tax status during such years and from re-electing tax status for a number of taxable years. In such event, our failure to satisfy the REIT gross income tests would not result in the loss of REIT status, however, if the failure was due to reasonable cause and not to willful neglect, and we pay a tax on the non-qualifying income. Accordingly, on the advice of tax counsel in order to resolve the matter, minimize potential penalties, and obtain assurances regarding our continued REIT tax status, we submitted to the IRS a request for a closing agreement on December 15, 2006, which agreement would conclude that any failure to satisfy the gross income tests would be due to reasonable cause and not to willful neglect. Since that time, we have had ongoing conversations with the IRS and we have submitted additional documentation in furtherance of the issuance of a closing agreement, but, to date, we have not yet entered into a closing agreement with respect to the related party tenant issue with the IRS. We intend to continue to pursue a closing agreement with the IRS. In the event that it is determined that the “savings clause” described above does not apply, we could be treated as having failed to qualify as a REIT for one or more taxable years. If we fail to qualify for taxation as a REIT for any taxable year, our income will be taxed at regular corporate rates, and we could be disqualified as a REIT for the following four taxable years.

As a result of the potential related party tenant issue described above, we have recorded a $2.3 million and $2.4 million provision for income taxes, including related interest expense, for the year ended December 31, 2006 and 2005, respectively. The amount accrued represents the estimated liability and

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interest, which remains subject to final resolution and therefore is subject to change. In addition, in October 2006, we restructured our Advocat relationship and have been advised by tax counsel that we will not receive any non-qualifying related party tenant income from Advocat in future fiscal years. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007, assuming we enter into a closing agreement with the IRS that recognizes that reasonable cause existed for any failure to satisfy the REIT gross income tests as explained above.

Policies With Respect To Certain Activities. If our Board of Directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing, and retention of cash flow (subject to maintaining our qualifications as a REIT) or a combination of these methods.

Borrowings may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, purchase money obligations to the sellers of assets, long-term, tax-exempt bonds or financing from banks, institutional investors or other lenders, or securitizations, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in our assets. Holders of such indebtedness may have recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future.

In the past three years, we have issued the following debt and equity securities;

•	4,739,500 shares of Series D cumulative redeemable preferred stock;

•	An aggregate of 11,917,736 shares of common stock in registered public offerings;

•	$310 million in aggregate principal amount of 7% senior notes due 2014; and

•	$175 million in aggregate principal amount of 7% senior notes due 2016.

Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers.

Reporting Policies. We make our annual and quarterly reports on Forms 10-K and 10-Q available to our stockholders pursuant to the requirements of the Securities Exchange Act of 1934. We may elect to deliver other forms or reports to stockholders from time to time.

Our officers and directors may change any of these policies without a vote of our stockholders.

Insurance.  In the opinion of our management, our properties are adequately covered by insurance.

Conflicts of Interest Policies. We will not engage in any purchase, sale or lease of property or other business transaction in which our officers or directors have a direct or indirect material interest without the approval by resolution of a majority of those directors who do not have an interest in such transaction. It is generally our policy to enter into or ratify related party transactions only when our

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Board of Directors, acting through our Audit Committee, determines that the related person transaction in question is in, or is not inconsistent with, our best interests and the interests of our stockholders. We are currently unaware of any transactions with our company in which our directors or officers have a material interest.

The Maryland General Corporation Law, or MGCL, provides that a contract or other transaction between a corporation and any of that corporation’s directors or any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•
the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•
the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of stock owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

PROPERTIES
At December 31, 2006, our real estate investments included long-term care facilities and rehabilitation hospital investments, either in the form of purchased facilities which are leased to operators, mortgages on facilities which are operated by the mortgagors or their affiliates and facilities subject to leasehold interests. The facilities are located in the 27 states and are operated by 32 unaffiliated operators. The following table summarizes our property investments as of December 31, 2006:

Investment Structure/Operator	Number of Beds(1)	Number of Facilities	Occupancy Percentage(1)	Gross Investment (in thousands)

Purchase/Leaseback(2)

Sun Healthcare Group, Inc.	4,523	38	86%	$210,222
CommuniCare Health Services, Inc.	2,781	18	89	185,821
Haven Healthcare	1,787	15	91	117,230
HQM of Floyd County, Inc	1,466	13	87	98,368
Advocat Inc	2,925	28	78	94,432
Guardian LTC Management, Inc. (4)	1,308	17	83	85,981
Nexion Health Inc	2,412	20	78	80,211
Essex Health Care Corporation	1,388	13	78	79,354
Seacrest Healthcare	720	6	92	44,223
Senior Management	1,413	8	70	35,243
Mark Ide Limited Liability Company	832	8	77	25,595
Harborside Healthcare Corporation	465	4	92	23,393
StoneGate Senior Care LP	664	6	87	21,781
Infinia Properties of Arizona, LLC	378	4	63	19,289

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Investment Structure/Operator	Number of Beds(1)	Number of Facilities	Occupancy Percentage(1)	Gross Investment (in thousands)
USA Healthcare, Inc	489	5	65	15,703
Rest Haven Nursing Center, Inc	200	1	90	14,400
Conifer Care Communities, Inc.	204	3	89	14,367
Washington N&R, LLC	286	2	75	12,152
Triad Health Management of Georgia II, LLC	304	2	98	10,000
Ensign Group, Inc	271	3	92	9,656
Lakeland Investors, LLC	300	1	73	8,893
Hickory Creek Healthcare Foundation, Inc.	138	2	85	7,250
Liberty Assisted Living Centers, LP	120	1	85	5,997
Emeritus Corporation	52	1	66	5,674
Longwood Management Corporation (5)	185	2	91	5,425
Generations Healthcare, Inc.	60	1	84	3,007
Skilled Healthcare (6)	59	1	92	2,012
Healthcare Management Services (6)	98	1	48	1,486
	25,828	224	83	1,237,165

Assets Held for Sale
Active Facilities (7)	354	5	58	3,443
Closed Facility	—	1	—	125
	354	6	58	3,568
Fixed Rate Mortgages(3)

Advocat Inc	423	4	82	12,587
Parthenon Healthcare, Inc	300	2	73	10,730
CommuniCare Health Services, Inc.	150	1	91	6,454
Texas Health Enterprises/HEA Mgmt. Group, Inc.	147	1	68	1,230
Evergreen Healthcare	100	1	67	885
	1,120	9	80	31,886
Total	27,302	239	82	$1,272,619

(1)	Represents the most recent data provided by our operators.
(2)
Certain of our lease agreements contain purchase options that permit the lessees to purchase the underlying properties from us. Some of these purchase options could result in us receiving less than fair market value for such facility. As of the date of this prospectus, leases applicable to approximately 9.16% of our total gross investments contain purchase options. The purchase options relating to .16% are currently exercisable, the purchase options relating to .70% are exercisable at specified times during the next four years, and the purchase options relating to 8.30% are exercisable in ten years.

(3)	In general, many of our mortgages contain prepayment provisions that permit prepayment of the outstanding principal amounts thereunder.
(4)	All 17 facilities are subject to a purchase option on September 1, 2015.
(5)	Both facilities are subject to a purchase option on November 1, 2007.
(6)	The facility is subject to a purchase option on November 1, 2007.
(7)	Two facilities representing $1.9 million were purchased on January 31, 2007 pursuant to a purchase option.

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The following table presents the concentration of our facilities by state as of December 31, 2006:

	Number of Facilities	Number of Beds	Gross Investment (in thousands)	% of Total Investment
Ohio	37	4,574	$278,253	21.9
Florida	25	3,125	172,029	13.5
Pennsylvania	17	1,597	110,123	8.6
Texas	23	3,144	83,598	6.6
California	15	1,277	60,665	4.8
Louisiana	14	1,668	55,639	4.4
Colorado	8	955	52,930	4.1
Arkansas	12	1,281	42,889	3.4
Massachusetts	6	682	38,884	3.1
Rhode Island	4	639	38,740	3.0
Alabama	9	1,152	35,982	2.8
Connecticut	5	562	35,453	2.8
West Virginia	8	860	34,575	2.7
Kentucky	9	757	27,485	2.2
North Carolina	5	707	22,709	1.8
Idaho	4	480	21,776	1.7
New Hampshire	3	225	21,620	1.7
Arizona	4	378	19,289	1.5
Indiana	7	507	17,525	1.4
Tennessee	5	602	17,484	1.4
Washington	2	194	17,473	1.4
Iowa	5	489	15,703	1.2
Illinois	5	478	14,531	1.1
Vermont	2	279	14,227	1.1
Missouri	2	286	12,152	0.9
Georgia	2	304	10,000	0.8
Utah	1	100	885	0.1
Total	239	27,302	$1,272,619	100.0

Geographically Diverse Property Portfolio. Our portfolio of properties is broadly diversified by geographic location. We have healthcare facilities located in 27 states. Only two states comprised more than 10% of our rental and mortgage income in 2006. In addition, the majority of our 2006 rental and mortgage income was derived from facilities in states that require state approval for development and expansion of healthcare facilities. We believe that such state approvals may limit competition for our operators and enhance the value of our properties.

Large Number of Tenants. Our facilities are operated by 32 different public and private healthcare providers. Except for Sun and CommuniCare, which together hold approximately 32% of our portfolio (by investment), no single tenant holds greater than 10% of our portfolio (by investment).

Significant Number of Long-term Leases and Mortgage Loans. A large portion of our core portfolio consists of long-term lease and mortgage agreements. At December 31, 2006, approximately 94% of our leases and mortgages had primary terms that expire in 2010 or later. Our leased real estate properties are leased under provisions of single facility leases or master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the leases and master leases provide for minimum annual rentals that are subject to annual increases based upon increases in the CPI or increases in revenues of the underlying properties, with certain limits. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

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LEGAL PROCEEDINGS

We are subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

We and several of our wholly-owned subsidiaries have been named as defendants in professional liability claims related to our former owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages against the defendants. The majority of these lawsuits representing the most significant amount of exposure were settled in 2004. There currently is one lawsuit pending that is in the discovery stage, and we are unable to predict the likely outcome of this lawsuit at this time.

In 1999, we filed suit against a former tenant seeking damages based on claims of breach of contract. The defendants denied the allegations made in the lawsuit. In settlement of our claim against the defendants, we agreed in the fourth quarter of 2005 to accept a lump sum cash payment of $2.4 million. The cash proceeds were offset by related expenses incurred of $0.8 million, resulting in a net gain of $1.6 million paid December 22, 2005.

In 2005, we accrued $1.1 million for potential obligations relating to disputed capital improvement requirements associated with a lease that expired June 30, 2005. Although no formal complaint for damages was filed against us, in February 2006, we agreed to settle this dispute for approximately $1.0 million.

Management
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and age of each of our executive officers and directors:

Name	Age	Position

Bernard J. Korman(1),(3),(4)	75	Chairman of the Board of Directors
Thomas F. Franke(1),(4),(6)	76	Director
Harold J. Kloosterman(1),(2),(3),(4),(7)	64	Director
Edward Lowenthal(1),(2),(4)	62	Director
Stephen D. Plavin(1),(2),(4),(5)	47	Director
C. Taylor Pickett(3)	45	Chief Executive Officer and Director
Daniel J. Booth	43	Chief Operating Officer
R. Lee Crabill, Jr.	53	Senior Vice President of Operations
Michael Ritz	38	Chief Accounting Officer
Robert O. Stephenson	43	Chief Financial Officer

(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Investment Committee.
(4) Member of Nominating and Corporate Governance Committee.
(5) Chairman of Audit Committee.
(6) Chairman of Compensation Committee.
(7) Chairman of Investment and Nominating and Corporate Governance Committees.

Set forth below are descriptions and backgrounds of each of our current executive officers and directors.

DIRECTORS OF OUR COMPANY

Under the terms of our Articles of Incorporation, our Board of Directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this prospectus, there are six directors, with two directors in each class.

Thomas F. Franke is a Director and has served in this capacity since March 31, 1992. His term expires in 2009. Mr. Franke is Chairman and a principal owner of Cambridge Partners, Inc., an owner, developer and manager of multifamily housing in Grand Rapids, Michigan. He is also a principal owner of Laurel Healthcare (a private healthcare firm operating in the United States) and is a principal owner of Abacus Hotels LTD. (a private hotel firm in the United Kingdom). Mr. Franke was a founder and previously a director of Principal Healthcare Finance Limited and Omega Worldwide, Inc.

Harold J. Kloosterman is a Director and has served in this capacity since September 1, 1992. His term expires in 2008. Mr. Kloosterman has served as President since 1985 of Cambridge Partners, Inc., a company he formed in 1985. He has been involved in the development and management of commercial, apartment and condominium projects in Grand Rapids and Ann Arbor, Michigan and in the Chicago area. Mr. Kloosterman was formerly a Managing Director of Omega Capital from 1986 to 1992. Mr. Kloosterman has been involved in the acquisition, development and management of commercial and multifamily properties since 1978. He has also been a senior officer of LaSalle Partners, Inc. (now Jones Lang LaSalle).

Bernard J. Korman is Chairman of the Board and has served in this capacity since March 8, 2004. His term expires in 2009. He has served as a director since October 19, 1993. Mr. Korman has been Chairman of the Board of Trustees of Philadelphia Health Care Trust, a private healthcare foundation,

Management

since December 1995. Mr. Korman is also a director of The New America High Income Fund, Inc. (NYSE:HYB) (financial services), Medical Nutrition USA, Inc. (OTC:MDNU.OB) (develops and distributes nutritional products) and NutraMax Products, Inc. (OTC:NUTP) (consumer health care products). He was formerly President, Chief Executive Officer and Director of MEDIQ Incorporated (OTC:MDDQP) (health care services) from 1977 to 1995. Mr. Korman served as a director of Kramont Realty Trust (NYSE:KRT) (real estate investment trust) from June 2000 until its merger in April 2005 and of The Pep Boys, Inc. (NYSE:PBY) and also served as The Pep Boys, Inc.’s Chairman of the Board from May 28, 2003 until his retirement from such board in September 2004. Mr. Korman was previously a director of Omega Worldwide, Inc.

Edward Lowenthal is a Director and has served in this capacity since October 17, 1995. His term expires in 2007. From January 1997 to March 2002, Mr. Lowenthal served as President and Chief Executive Officer of Wellsford Real Properties, Inc. (AMEX:WRP) (a real estate merchant bank), and was President of the predecessor of Wellsford Real Properties, Inc. since 1986. Mr. Lowenthal also serves as a director of WRP, REIS, Inc. (a private provider of real estate market information and valuation technology), Ark Restaurants (Nasdaq:ARKR) (a publicly traded owner and operator of restaurants), American Campus Communities (NYSE:ACC) (a public developer, owner and operator of student housing at the university level), Desarrolladora Homex (NYSE: HXM) (a Mexican homebuilder) and serves as a trustee of the Manhattan School of Music.

C. Taylor Pickett is the Chief Executive Officer of our company and has served in this capacity since June, 2001. Mr. Pickett is also a Director and has served in this capacity since May 30, 2002. His term expires in 2008. Prior to joining our company, Mr. Pickett served as the Executive Vice President and Chief Financial Officer from January 1998 to June 2001 of Integrated Health Services, Inc., a public company specializing in post-acute healthcare services. He also served as Executive Vice President of Mergers and Acquisitions from May 1997 to December 1997 of Integrated Health Services. Prior to his roles as Chief Financial Officer and Executive Vice President of Mergers and Acquisitions, Mr. Pickett served as the President of Symphony Health Services, Inc. from January 1996 to May 1997.

Stephen D. Plavin is a Director and has served in this capacity since July 17, 2000. His term expires in 2007. Mr. Plavin has been Chief Operating Officer of Capital Trust, Inc., (NYSE:CT) a New York City-based mortgage real estate investment trust (“REIT”) and investment management company and has served in this capacity since 1998. In this role, Mr. Plavin is responsible for all of the lending, investing and portfolio management activities of Capital Trust, Inc.

While the Board of Directors has not adopted any categorical standards of independence, in making these independence determinations, the Board of Directors noted that no director other than Mr. Pickett (a) received direct compensation from our company other than director annual retainers and meeting fees, (b) had any relationship with our company or a third party that would preclude independence, or (c) had any business relationship with our company and its management, other than as a director of our company. Each of the members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meets the New York Stock Exchange (“NYSE”) listing standards for independence.

Each of the members of the Audit Committee is financially literate, as required of audit committee members by the NYSE, and independent as is required under the Exchange Act and the NYSE rules. The Board has determined that Mr. Plavin is qualified to serve as an “audit committee financial expert” as such term is defined in Item 401 (h) of Regulation S-K promulgated by the SEC. The Board made a qualitative assessment of Mr. Plavin’s level of knowledge and experience based on a number of factors, including his formal education and his experience as Chief Operating Officer of Capital Trust, Inc., a New York City-based mortgage REIT and investment management company, where he is responsible for all lending and portfolio management activities. Mr. Plavin holds an M.B.A. from J.L. Kellogg Graduate School of Management at Northwestern University.

Management

EXECUTIVE OFFICERS OF OUR COMPANY

At the date of this report, the executive officers of our company are:

C. Taylor Pickett is the Chief Executive Officer and has served in this capacity since June, 2001. See “—Directors of our Company” above for additional information.

Daniel J. Booth is the Chief Operating Officer and has served in this capacity since October, 2001. Prior to joining our company, Mr. Booth served as a member of Integrated Health Services’ management team since 1993, most recently serving as Senior Vice President, Finance. Prior to joining Integrated Health Services, Mr. Booth was Vice President in the Healthcare Lending Division of Maryland National Bank (now Bank of America).

R. Lee Crabill, Jr. is the Senior Vice President of Operations of our company and has served in this capacity since July, 2001. Mr. Crabill served as a Senior Vice President of Operations at Mariner Post-Acute Network, Inc. from 1997 through 2000. Prior to that, he served as an Executive Vice President of Operations at Beverly Enterprises.

Michael Ritz is the Chief Accounting Officer and has served in this capacity since February 28, 2007. Mr. Ritz served as the Vice President, Accounting & Assistant Corporate Controller from April 2005 until February 2007 and the Director, Financial Reporting from August 2002 until April 2005 for Newell Rubbermaid Inc. (NYSE:NWL). Mr. Ritz also served as the Director of Accounting and Controller of Novavax, Inc. (Nasdaq:NVAX) from July 2001 through August 2002.

Robert O. Stephenson is the Chief Financial Officer and has served in this capacity since August, 2001. Prior to joining our company, Mr. Stephenson served from 1996 to July 2001 as the Senior Vice President and Treasurer of Integrated Health Services, Inc. Prior to Integrated Health Services, Mr. Stephenson held various positions at CSX Intermodal, Inc., Martin Marietta Corporation and Electronic Data Systems.

As of December 31, 2006, we had 18 full-time employees, including the four executive officers listed above.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Our Compensation Discussion and Analysis, or CD&A, addresses the following topics:

•	the members and role of our Compensation Committee, or the Committee;

•	our compensation-setting process;

•	our compensation philosophy and policies regarding executive compensation;

•	the components of our executive compensation program; and

•	our compensation decisions for fiscal year 2006 and for the first quarter of 2007.

In this Compensation Discussion and Analysis section, the terms “we,” “our,” “us” and the “Committee” refer to the Compensation Committee of Omega Healthcare Investors, Inc.’s Board of Directors.

Management

The Compensation Committee

Committee Members and Independence

Thomas F. Franke, Harold J. Kloosterman, Bernard J. Korman, Edward Lowenthal, and Stephen D. Plavin are the members of the Committee. Mr. Franke, who has served on the Company’s Board of Directors since 1992, is the Chairman of the Committee. Each member of the Committee qualifies as an independent director under the New York Stock Exchange listing standards and under the Company’s Board of Directors’ standards of independence.

Role of the Committee

The Committee’s responsibilities and function are governed by its charter, which the Board of Directors has adopted and a copy of which is available at our website. The Committee administers our 2004 Stock Incentive Plan, our 2000 Stock Incentive Plan and our 1993 Deferred Compensation Plan and has responsibility for other incentive and benefit plans. The Committee determines the compensation of our executive officers and reviews with the Board of Directors all aspects of compensation for our executive officers.

The Committee is responsible to the Board for the following activities:

•
The Committee determines and approves the compensation for the Chief Executive Officer and our other executive officers. In doing so, the Committee evaluates their performance in light of goals and objectives reviewed by the Committee and such other factors as the Committee deems appropriate in our best interests and in satisfaction of any applicable requirements of the New York Stock Exchange and any other legal or regulatory requirements.

•
The Committee reviews and recommends for Board approval (or approves, where applicable) the adoption and amendment of our director and executive officer incentive compensation and equity-based plans. The Committee has the responsibility for recommending to the Board the level and form of compensation and benefits for directors.

•	The Committee may administer our incentive compensation and equity-based plans and may approve such awards thereunder as the Committee deems appropriate.

•	The Committee reviews and monitors succession plans for the Chief Executive Officer and our other senior executives.

•
The Committee meets to review and discuss with management the CD&A required by the SEC rules and regulations. The Committee recommends to the Board whether the CD&A should be included in our proxy statement or other applicable SEC filings. The Committee prepares a Compensation Committee Report for inclusion in our applicable filings with the SEC. Such reports state whether the Committee reviewed and discussed with management the CD&A, and whether, based on such review and discussion, the Committee recommended to the Board that the CD&A be included in our proxy statement or other applicable SEC filings.

•	The Committee should be consulted with respect to any employment agreements, severance agreements or change of control agreements that are entered into between us and any executive officer.

•
To the extent not otherwise inconsistent with its obligations and responsibilities, the Committee may form subcommittees (which shall consist of one or more members of the Committee) and delegate authority to such subcommittees hereunder as it deems appropriate.

•	The Committee reports to the Board as it deems appropriate and as the Board may request.

Management

•
The Committee performs such other activities consistent with its charter, our Bylaws, governing law, the rules and regulations of the New York Stock Exchange and such other requirements applicable to the Company as the Committee or the Board deems necessary or appropriate.

The responsibilities of a member of the Committee are in addition to those responsibilities set out for a member of the Board.

Committee Meetings

The Committee meets as often as necessary to perform its duties and responsibilities. The Committee met four times during the year ended December 31, 2006 and thus far has held three meetings in 2007. Mr. Franke works, from time to time, with Mr. Pickett and other members of the Committee to establish the agenda. The Committee typically meets in executive sessions without management and meets with the Company’s legal counsel and outside advisors when necessary.

The Committee receives and reviews materials in advance of its meetings. These materials include information that management believes will be helpful to the Committee as well as materials the Committee has requested. Depending upon the agenda for the particular meeting, these materials may include, among other things:

•	reports from compensation consultants or legal counsel;

•
a comparison of the compensation of our executives and directors compared to its competitors prepared by members of the Committee, by management at the Committee’s request or by a compensation consultant engaged by the Committee;

•	financial reports on year-to-date performance versus budget and compared to prior year performance, as well as other financial data regarding us and our performance;

•	reports on our strategic plan and budgets for future periods;

•	information on the executive officers’ stock ownership and option holdings; and

•	reports on the levels of achievement of individual and corporate objectives.

The Compensation Committee Process

Committee Advisors. The Compensation Committee Charter grants the Committee the sole and direct authority to engage and terminate advisors and compensation consultants and to approve their fees and retention terms. These advisors and consultants report directly to the Committee and we are responsible for paying their fees.

The Committee had previously engaged a consulting group in 2004, The Schonbraun McCann Group LLP (“Schonbraun”), in connection with determining the compensation of our executive officers for the current fiscal year, and the Committee also retained Schonbraun in late 2006 in connection with determining the compensation and incentive arrangements for our executive officers for fiscal year 2007. Schonbraun has not performed and has agreed not to perform in the future any work for us other than work for which it is engaged by the Committee. During late 2006 and early 2007, Schonbraun presented to the Committee analysis that included, but was not limited to, the status of our current compensation scheme as compared to our peer companies, the methodologies behind the research and analysis it used to determine the comparisons, the techniques it used to standardize the compensation schemes of peer companies in order to permit more accurate comparisons against our policies, and a proposed incentive compensation plan for

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executive officers. The Committee also requested that Schonbraun evaluate our current director compensation and prepare a proposal with respect to compensation for our directors in 2007.

Peer companies included in Schonbraun’s 2006/2007 analysis were Alexandria Real Estate Equities, Inc., BioMed Realty Trust, Corporate Office Properties Trust Inc., Digital Realty Trust, Inc., First Potomac Realty Trust, Glenborough Realty Trust Incorporated, Health Care REIT, Inc., Healthcare Realty Trust, LTC Properties, Inc., Medical Properties Trust Inc., Nationwide Health Properties, Inc., Parkway Properties, Inc., Republic Property Trust, Ventas, Inc., Washington Real Estate Investment Trust and Windrose Medical Properties Trust. Analyses performed included a comparison of the total return to the stockholders of the respective companies, a comparison of salaries of comparable officers for each company and a comparison of the terms of officer employment agreements.

Also, our Chief Executive Officer meets with the Committee upon the Committee’s request to provide information to the Committee regarding management’s views regarding its performance as well as other factors the Chief Executive Officer believes should impact the compensation of our executive officers. In addition, the Chief Executive Officer provides his recommendation to the Committee regarding the compensation of the executive officers and the business and performance targets for incentive awards and bonuses.

Annual Evaluation.The Committee meets in one or more executive sessions each year to evaluate the performance of our named executive officers, to determine their bonuses for the prior year, to establish bonus metrics for the current year, to set their salaries for the current year, and to approve any grants to them of equity incentive compensation, as the case may be.

The Committee also performs an annual evaluation of its performance and the adequacy of its charter and reports to our Board of Directors regarding this evaluation.

Compensation Policy

Historically, the policy and the guidelines followed by the Committee have been directed toward providing compensation and incentives to our executive officers in order to achieve the following objectives:

•	Assist in attracting and retaining talented and well-qualified executives;

•	Reward performance and initiative;

•	Be competitive with other healthcare real estate investment trusts;

•	Be significantly related to accomplishments and our short-term and long-term successes, particularly measured in terms of growth in funds from operations on a per share basis;

•	Align the interests of our executive officers with the interests of our stockholders; and

•	Encourage executives to achieve meaningful levels of ownership of our stock.

Elements of Compensation

The following is a discussion of each element of our executive compensation:

Annual Base Salary

Our approach to base compensation levels has been to offer competitive salaries in comparison with prevailing market practices. The Committee examined market compensation levels and trends in

Management

connection with the issuance of the executive employment contracts during 2004. Additionally, in connection with the issuance of these contracts, the Committee hired Schonbraun in 2004 to conduct a review and analysis of our peer group companies and to provide the Committee with executive base salaries of individuals then employed in similar positions in such companies. The employment agreements for each of the executive officers established a base annual salary and provided that the base salary should be reviewed on an annual basis to determine if increases are warranted.

In 2006 and 2007, the Committee evaluated and established the annual executive officer salaries for each fiscal year in connection with its annual review of management’s performance and based on input from our Chairman of the Board of Directors and our Chief Executive Officer. The Committee undertook this evaluation and determination at the beginning of fiscal year 2006 and 2007 so that it could have available data for the recently completed prior fiscal year and so that it could set expectations for the beginning fiscal year. In undertaking the annual review, the Committee considered the decision-making responsibilities of each position and the experience, work performance and team-building skills of each incumbent officer, as well as our overall performance and the achievement of our strategic objectives and budgets. The Committee viewed work performance as the single most important measurement factor, followed by team-building skills and decision-making responsibilities.

We accrue salaries as they are earned by our officers, and thus all salaries earned during the year are expensed in the year earned. Each officer must include his salary in his taxable income in the year during which he receives it. We withhold appropriate tax withholdings from the salaries of the respective officers.

Annual Cash Bonus

Our historical compensation practices have embodied the principle that annual cash bonuses should be based primarily on achieving objectives that enhance long-term stockholder value is desirable in aligning stockholder and management interests.

The Committee has considered our overall financial performance for the fiscal year and the performance of the specific areas of our company under each incumbent officer’s direct control. It was the Committee’s view that this balance supported the accomplishment of overall objectives and rewarded individual contributions by executive officers. Individual annual bonuses for each named executive have been consistent with market practices for positions with comparable decision-making responsibilities and have been awarded in accordance with the terms of each executive officer’s employment agreement.
In 2006, the executive officers were eligible for a cash bonus at the Committee’s discretion based on the objective, subjective and personal performance goals set by the Committee. This bonus is in addition to any special bonus that may be paid at the discretion of the Board. In determining the amount of the annual cash bonuses, the Committee considered a variety of factors, including the individual performance of each executive officer along with our achievement of certain financial benchmarks, the successful implementation of asset management initiatives, control of expenses and satisfaction of our strategic objectives. Considering these factors, the Committee set annual cash bonuses related to fiscal year 2006 for Messrs. Pickett, Booth, Stephenson, and Crabill at $463,500, $158,500, $114,750 and $123,000, respectively.

We accrue estimated bonuses for our executive officers throughout the year service is performed relating to such bonuses, and thus bonuses are expensed in the year they are earned, assuming they are approved by our Board of Directors. Each officer must include his bonus in his taxable income in the year during which he receives it, which is generally in the year following the year it is earned. We withhold appropriate tax withholdings from the bonus amounts awarded.

Management

Restricted Stock Incentives

In 2004, we entered into restricted stock agreements with four executive officers under the Omega Healthcare Investors, Inc. 2004 Stock Incentive Plan. A total of 317,500 shares of restricted stock were granted, which equated to approximately $3.3 million of deferred compensation. The shares vest 33⅓% on each of January 1, 2005, January 1, 2006 and January 1, 2007 so long as the executive officer remains employed on the vesting date, with vesting accelerating upon a qualifying termination of employment, upon the occurrence of a change of control (as defined in the restricted stock agreements), death or disability. In addition, we also entered into performance restricted stock unit agreements with our four executive officers. A total of 317,500 performance restricted stock units were granted under the Omega Healthcare Investors, Inc. 2004 Stock Incentive Plan. The performance restricted stock units were fully vested as December 31, 2006 following our attaining $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations” (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents (plus an interest factor based on our company’s cost of borrowing) accrued on unvested shares and were paid, according to the terms of the stock grant, because the performance restricted stock units vested. Dividend equivalents on vested performance restricted stock units are paid currently. Pursuant to the terms of the performance restricted stock unit agreements, each of the executive officers will not receive the vested shares attributable to the performance restricted stock units until the earlier of January 1, 2008, such executive officer is terminated without cause or quits for good reason (as defined in the performance restricted stock unit agreement), or the death or disability (as defined in performance restricted stock unit agreement) of the executive officer.

In 2006, the Committee did not make any grants under the 2004 Stock Incentive Plan, 2000 Stock Incentive Plan or 1993 Deferred Compensation Plan to any executive officer or employee.

We account for all stock and option awards in accordance with Statement of FAS 123R. Executive officers recognize taxable income from stock option awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer’s wages and the amount we may deduct is equal to the most recent closing common stock price on the date the stock options are exercised less the exercise price multiplies by the number of stock options exercised. We do not pay or reimburse any executive officer for any taxes due upon exercise of a stock option or upon vesting of an award.

Retirement Savings Opportunities

All employees may participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. We provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) Plan, employees are eligible to make contributions, and we, at our discretion, may match contributions and make a profit sharing contribution. We do not provide an option for our employees to invest in our stock in the 401(k) plan.

Health and Welfare Benefits

We provide a competitive benefits package to all full-time employees which includes health and welfare benefits, such as medical, dental, disability insurance, and life insurance benefits. The plans under which these benefits are offered do not discriminate in scope, terms or operation in favor of officers and directors and are available to all salaried employees. We have no structured executive perquisite benefits (e.g., club memberships or company vehicles) for any executive officer, including the named executive officers, and we currently do not provide supplemental pensions to our employees, including the named executive officers.

Management

2006 Chief Executive Officer Compensation

In connection with retaining the services of Mr. Pickett to act as our Chief Executive Officer, we entered into an employment Agreement dated September 1, 2004 with Mr. Pickett. The Committee believes that the terms of the employment agreement are consistent with the duties and scope of responsibilities assigned to Mr. Pickett as Chief Executive Officer. In order to align Mr. Pickett’s interests with our long-term interests, Mr. Pickett’s compensation package includes significant equity-based compensation, including stock options and restricted stock. For a detailed description of the terms of the Employment Agreement, see “Compensation and Severance Agreements - C. Taylor Pickett Employment Agreement” below.

For the fiscal year ended December 31, 2006, the Committee awarded Mr. Pickett an annual cash bonus of $463,500. This bonus was determined by the Committee substantially in accordance with the policies described above relating to all of our executive officers.

Compensation Committee Report

The Committee reviewed and discussed the CD&A with management, and based on this review and discussion, the Committee recommended to the Board of Directors that the CD&A be included in this prospectus, in the company’s annual proxy statement and the Annual Report on Form 10-K for the year ended December 31, 2006.

Tax Deductibility of Executive Compensation

The SEC requires that this report comment upon our policy with respect to Section 162(m) of the Internal Revenue Code. Section 162(m) disallows a federal income tax deduction for compensation over $1.0 million to any of the named executive officers unless the compensation is paid pursuant to a plan that is performance-related, non-discretionary and has been approved by our stockholders. We did not pay any compensation during 2006 that would be subject to Section 162(m). We believe that, because we qualify as a REIT under the Internal Revenue Code and therefore are not subject to federal income taxes on our income to the extent distributed, the payment of compensation that does not satisfy the requirements of Section 162(m) will not generally affect our net income, although to the extent that compensation does not qualify for deduction under Section 162(m), a larger portion of stockholder distributions may be subject to federal income taxation as dividend income rather than return of capital. We do not believe that Section 162(m) will materially affect the taxability of stockholder distributions, although no assurance can be given in this regard due to the variety of factors that affect the tax position of each stockholder. For these reasons, Section 162(m) does not directly govern the Compensation Committee’s compensation policy and practices.

Compensation Committee of the Board of Directors /s/ Thomas F. Franke /s/ Harold J. Kloosterman /s/ Bernard J. Korman /s/ Edward Lowenthal /s/ Stephen D. Plavin

Management

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Thomas F. Franke, Harold J. Kloosterman, Bernard J. Korman, Edward Lowenthal and Stephen D. Plavin were members of the Compensation Committee for the year ended December 31, 2006 and during such period, there were no Compensation Committee interlocks or insider participation in compensation decisions.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compen- sation ($) (3)	Total ($)
Taylor Pickett (CEO)	2006	$515,000	$463,500	$1,317,500	$—	$—	$—	$343,211	$2,639,211
Robert Stephenson (CFO)	2006	$255,000	$114,750	$632,400	$—	$—	$—	$168,172	$1,170,322
Dan Booth (COO)	2006	$317,000	$158,500	$790,500	$—	$—	$—	$208,566	$1,474,566
Lee Crabill (Sr. VP Operations)	2006	$246,000	$123,000	$606,050	$—	$—	$—	$161,441	$1,136,491

(1)	This amount represents the bonuses related to the performance in 2006 but paid in 2007.

(2)
The restricted common stock units were granted in 2004 and earned in 2006 because we attained $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations,” which target was previously set in 2004 by the Committee, valued at grant date price of $10.54 times the number of units earned.

(3)	This amount includes: (i) dividends on units paid in January 2007 (see footnote 2 above);

(ii)	interest earned on dividends on units paid in January 2007 (see footnote 2 above);

(iii)	dividends on restricted stock that was paid during 2006, which vested on January 1, 2007; and

(iv)	401(k) matching contributions.

Management

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Taylor Pickett						41,666	$738,322
Robert Stephenson						20,000	$354,400
Dan Booth						25,000	$443,000
Lee Crabill						19,166	$339,622

(1)
These balances represent unvested restricted stock at December 31, 2006, which subsequently vested on January 1, 2007. These balances exclude performance restricted stock units, which were vested as of December 31, 2006 but will be distributed on January 1, 2008. The performance criteria for the receipt of these units were met in 2006. Messrs. Pickett, Stephenson, Booth and Crabill were awarded 125,000, 60,000, 75,000 and 57,500 of these performance restricted stock units, respectively.

(2)	The market value is based on the closing price of our common stock on December 29, 2006 of $17.72.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Taylor Pickett	—	$—	—	$—
Robert Stephenson	80,274	$785,891	—	$—
Dan Booth	91,667	$874,837	—	$—
Lee Crabill	—	$—	—	$—

(1)	This amount represents the gain to the employee based on the market price of underlying shares at the date of exercise less the exercise price.

COMPENSATION AND SEVERANCE AGREEMENTS

C. Taylor Pickett Employment Agreement

We entered into an employment agreement with C. Taylor Pickett, dated as of September 1, 2004, to be our Chief Executive Officer. The term of the agreement expires on December 31, 2007.

Mr. Pickett’s current base salary is $530,500 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 125% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

In connection with this employment agreement, we issued Mr. Pickett 125,000 shares of our restricted common stock on September 10, 2004, which vested 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007. Dividends were paid on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to stockholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Pickett 125,000 performance restricted stock units on September 10, 2004, which were fully vested as of December 31, 2006 because we had attained $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations” (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents accrued on unvested shares and were paid upon vesting of the performance restricted stock units. Dividend equivalents on vested performance restricted stock units are paid currently. Pursuant to the terms of

Management

Mr. Pickett’s performance restricted stock unit agreement, he will not receive the vested shares attributable to his performance restricted stock units until the earlier of January 1, 2008, he is terminated without cause or quits for good reason (as defined in the performance restricted stock unit agreement), or his death or disability (as defined in performance restricted stock unit agreement).

If we terminate Mr. Pickett’s employment without “cause” or if he resigns for “good reason,” he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of three (3) years. “Cause” is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. “Good reason” is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Pickett’s employment to more than 50 miles away without his consent.

Mr. Pickett is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Pickett’s restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Pickett’s death, disability, termination of employment without cause or resignation for good reason, or a “change in control” (as defined in the respective restricted stock agreement). In the event of a termination by us without cause or by Mr. Pickett for good reason, benefits are grossed up to cover federal excise taxes. If Mr. Pickett dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

Mr. Pickett is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Pickett is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Pickett agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

Daniel J. Booth Employment Agreement

We entered into an employment agreement with Daniel J. Booth, dated as of September 1, 2004, to be our Chief Operating Officer. The term of the agreement expires on December 31, 2007.

Mr. Booth’s current base salary is $326,500 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 75% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

In connection with this employment agreement, we issued Mr. Booth 75,000 shares of our restricted common stock on September 10, 2004, which vested 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007. Dividends were paid on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to stockholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Booth 75,000 performance restricted stock units on September 10, 2004, which were fully vested as of December 31, 2006 because we had attained $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations” (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents on vested performance restricted stock units are paid currently. Pursuant to the terms of Mr. Booth’s

Management

performance restricted stock unit agreement, he will not receive the vested shares attributable to his performance restricted stock units until the earlier of January 1, 2008, he is terminated without cause or quits for good reason (as defined in the performance restricted stock unit agreement), or his death or disability (as defined in performance restricted stock unit agreement).

If we terminate Mr. Booth’s employment without “cause” or if he resigns for “good reason,” he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of two (2) years. “Cause” is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. “Good reason” is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Booth’s employment to more than 50 miles away without his consent.

Mr. Booth is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Booth’s restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Booth’s death, disability, termination of employment without cause or resignation for good reason, or a “change in control” (as defined in the respective restricted stock agreement). In the event of a termination by us without cause or by Mr. Booth for good reason, benefits are grossed up to cover federal excise taxes. If Mr. Booth dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

Mr. Booth is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Booth is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Booth agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

Robert O. Stephenson Employment Agreement

We entered into an employment agreement with Robert O. Stephenson, dated as of September 1, 2004, to be our Chief Financial Officer. The term of the agreement expires on December 31, 2007.
Mr. Stephenson’s current base salary is $262,700 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 60% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

In connection with this employment agreement, we issued Mr. Stephenson 60,000 shares of our restricted common stock on September 10, 2004, which vested 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007. Dividends were paid on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to stockholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Stephenson 60,000 performance restricted stock units on September 10, 2004, which were fully vested as of as of December 31, 2006 because we had attained $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operation” (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents on vested performance restricted stock units are paid currently. Pursuant to the

Management

terms of Mr. Stephenson’s performance restricted stock unit agreement, he will not receive the vested shares attributable to his performance restricted stock units until the earlier of January 1, 2008, he is terminated without cause or quits for good reason (as defined in the performance restricted stock unit agreement), or his death or disability (as defined in performance restricted stock unit agreement).

If we terminate Mr. Stephenson’s employment without “cause” or if he resigns for “good reason,” he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of one and one half (1.5) years. “Cause” is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. “Good reason” is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Stephenson’s employment to more than 50 miles away without his consent.

Mr. Stephenson is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Stephenson’s restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Stephenson’s death, disability, termination of employment without cause or resignation for good reason, or a “change in control” (as defined in the respective restricted stock agreement). In the event of a termination by us without cause or by Mr. Stephenson for good reason, benefits are grossed up to cover federal excise taxes. If Mr. Stephenson dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

Mr. Stephenson is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Stephenson is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Stephenson agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

R. Lee Crabill, Jr. Employment Agreement

We entered into an employment agreement with R. Lee Crabill, dated as of September 1, 2004, to be our Senior Vice President of Operations. The term of the agreement expires on December 31, 2007.

Mr. Crabill’s current base salary is $253,400 per year, subject to increase by us and provides that he will be eligible for an annual bonus of up to 60% of his base salary based on criteria determined by the Compensation Committee of our Board of Directors.

In connection with this employment agreement, we issued Mr. Crabill 57,500 shares of our restricted common stock on September 10, 2004, which vested 33 1/3% on each of January 1, 2005, January 1, 2006, and January 1, 2007. Dividends were paid on unvested shares and a dividend equivalent per share was paid in an amount equal to the dividend per share payable to stockholders of record as of July 30, 2004. Also in connection with this employment agreement, we issued Mr. Crabill 57,500 performance restricted stock units on September 10, 2004, which were fully vested as of as of December 31, 2006 because we had attained $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations” (as defined in the agreement) for two (2) consecutive quarters. Dividend equivalents on

Directors and executive officers

vested performance restricted stock units are paid currently. Performance restricted stock units that have not become vested as of December 31, 2007 are forfeited. Pursuant to the terms of Mr. Crabill’s performance restricted stock unit agreement, he will not receive the vested shares attributable to his performance restricted stock units until the earlier of January 1, 2008, he is terminated without cause or quits for good reason (as defined in the performance restricted stock unit agreement), or his death or disability (as defined in performance restricted stock unit agreement).

If we terminate Mr. Crabill’s employment without “cause” or if he resigns for “good reason,” he will be entitled to payment of his cash compensation (the sum of his then current annual base salary plus average annual bonus payable based on the three completed fiscal years prior to termination of employment) for a period of one and one half (1.5) years. “Cause” is defined in the employment agreement to include events such as willful refusal to perform duties, willful misconduct in performance of duties, unauthorized disclosure of confidential company information, or fraud or dishonesty against us. “Good reason” is defined in the employment agreement to include events such as our material breach of the employment agreement or our relocation of Mr. Crabill’s employment to more than 50 miles away without his consent.

Mr. Crabill is required to execute a release of claims against us as a condition to the payment of severance benefits. Severance is not paid if the term of the employment agreement expires. Mr. Crabill’s restricted common stock and performance restricted stock units will become fully vested upon the occurrence of Mr. Crabill’s death, disability, termination of employment without cause or resignation for good reason, or a “change in control” (as defined in the respective restricted stock agreement). In the event of a termination by us without cause or by Mr. Crabill for good reason, benefits are grossed up to cover federal excise taxes. If Mr. Crabill dies during the term of the employment agreement, his estate is entitled to a prorated bonus for the year of his death.

Mr. Crabill is restricted from using any of our confidential information during his employment and for two years thereafter or from using any trade secrets during his employment and for as long thereafter as permitted by applicable law. During the period of employment and for one year thereafter, Mr. Crabill is obligated not to provide managerial services or management consulting services to a competing business. Competing businesses is defined to include a defined list of competitors and any other business with the primary purpose of leasing assets to healthcare operators or financing ownership or operation of senior, retirement or healthcare related real estate. In addition, during the period of employment and for one year thereafter, Mr. Crabill agrees not to solicit clients or customers with whom he had material contact or to solicit our management level or key employees. If the term of the employment agreement expires at December 31, 2007 and as a result no severance is paid, then these provisions also expire at December 31, 2007.

OPTION GRANTS/SAR GRANTS

No options or stock appreciation rights, or SARs, were granted to the named executive officers during 2006.

LONG-TERM INCENTIVE PLAN

For the period from August 14, 1992, the date of commencement of our operations, through December 31, 2006, we have had no long-term incentive plans.

DEFINED BENEFIT OR ACTUARIAL PLAN

For the period from August 14, 1992, the date of commencement of our operations, through December 31, 2006, we have had no pension plans.

Directors and executive officers

DIRECTOR COMPENSATION

Name	Fees earned or paid in cash ($) (1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Thomas F. Franke	$53,500	$27,582	$—	$—	$—	$—	$81,082
Harold J. Kloosterman	$69,000	$27,582	$—	$—	$—	$—	$96,582
Bernard J. Korman	$75,000	$52,762	$—	$—	$—	$—	$127,762
Edward Lowenthal	$57,500	$27,582	$—	$—	$—	$—	$85,082
Stephen D. Plavin	$67,500	$27,582	$—	$—	$—	$—	$95,082

(1)	This represents the fees earned in 2006 and includes amounts to be paid in 2007. The amount excludes amounts paid in 2006 but earned in 2005.

2006 Standard Compensation Arrangement for Directors. For the year ended December 31, 2006, our standard compensation arrangement for our Board of Directors provided that each non-employee director would receive a cash payment equal to $20,000 per year, payable in quarterly installments of $5,000. Each non-employee director also is entitled to receive a quarterly grant of shares of common stock equal to the number of shares determined by dividing the sum of $5,000 by the fair market value of the common stock on the date of each quarterly grant, currently set at February 15, May 15, August 15, and November 15. At the director’s option, the quarterly cash payment of director’s fees may be payable in shares of common stock. In addition, each non-employee director is entitled to receive fees equal to $1,500 per meeting for attendance at each regularly scheduled meeting of the Board of Directors. For each teleconference or called special meeting of the Board of Directors, each non-employee director receives $1,500 for meeting. The Chairman of the Board receives an annual payment of $25,000 for being Chairman, the Audit Committee Chairman receives an annual payment of $10,000, and each Committee Chair received an annual payment of $5,000. In addition, we reimburse the directors for travel expenses incurred in connection with their duties as directors. Employee directors received no compensation for service as directors.

Under our standard compensation arrangement of directors, each non-employee director of our company receives awarded options with respect to 10,000 shares at the date the plan was adopted or upon their initial election as a director. For the fiscal year ended December 31, 2006, our standard compensation arrangement for directors provide that each non-employee director receives awarded an additional option grant with respect to 1,000 restricted shares on January 1 of each year they served as a director and the non-employee Chairman receives an annual grant of 3,000 shares of restricted common stock on January 1 of each year he serves as Chairman. All grants have been and will be at an exercise price equal to 100% of the fair market value of our common stock on the date of the grant. Non-employee director options and restricted stock vest ratably over a three-year period beginning the date of grant.

2007 Standard Compensation Arrangement for Directors. Effective January 1, 2007, we modified our standard compensation arrangement for directors to provide that each non-employee director would receive (i) a cash payment of $25,000, payable in quarterly installments of $6,250, (ii) a quarterly grant of shares of common stock equal to the number of shares determined by dividing the sum of $6,250 by the fair market value of the common stock on the date of each quarterly grant, currently set at February 15, May 15, August 15, and November 15, and (iii) restricted stock with respect to 1,500 shares on July 1 of each year they serve as a director (except that the chairman of the board will be awarded an additional 2,500 restricted shares on January 1 of each year he serves as Chairman). In addition, the Chairman of the Board will receive an additional annual payment of $25,000, the Chairman of the Audit Committee will receive an additional $15,000, the Chairman of the Compensation Committee will receive an additional $10,000 and all other committee chairman will receive $7,000.

Directors and executive officers

We will continue to pay each non-employee director fees equal to $1,500 per meeting for attendance at each regularly scheduled meeting of the Board of Directors. For each teleconference or called special meeting of the Board of Directors, each non-employee director will continue to receive $1,500 for meeting. In addition, each non-new employee director of our company will be awarded options with respect to 10,000 shares upon their initial election as a director.

All stock grants will be at an exercise price equal to 100% of the fair market value of our common stock on the date of the grant. Non-employee director options and restricted stock vest ratably over a three-year period beginning the date of grant.

Security ownership of certain beneficial owners and management

The following table sets forth information regarding beneficial ownership of our capital stock as of March 8, 2007 for:

•	each of our directors and the named executive officers appearing in the table under “Executive Compensation — Compensation of Executive Officers”; and

•	all persons known to us to be the beneficial owner of more than 5% of our outstanding common stock.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable. The business address of the directors and executive officers is 9690 Deereco Road, Suite 100, Timonium, Maryland 21093.

	Common Stock			Series D Preferred
Beneficial Owner	Number of Shares		Percent of Class(1)	Number of Shares	Percent of Class(19)

C. Taylor Pickett	397,742	(2)	0.7%	—	—
Daniel J. Booth	122,889	(3)	0.2%	—	—
R. Lee Crabill, Jr.	91,667	(4)	0.2%	—	—
Robert O. Stephenson	136,458	(5)	0.2%	—	—
Thomas F. Franke	86,176	(6) (7)	0.1%	—	—
Harold J. Kloosterman	83,597	(8) (9)	0.1%	—	—
Bernard J. Korman	563,422	(10)	0.9%	—	—
Edward Lowenthal	40,968	(11)(12)	0.1%	—	—
Stephen D. Plavin	33,195	(13)	0.1%	—	—
Directors and executive officers as a group (9 persons)	1,556,114	(14)	2.6%	—	—
5% Beneficial Owners:

ING Clarion Real Estate Securities, L.P.	9,061,903	(15)	15.1%
Nomura Asset Management Co., LTD.	3,934,600	(16)	6.5%
The Vanguard Group, Inc.	3,461,503	(17)	5.8%
ING Groep N.V.	9,713,849	(18)	16.2%

(1)	Based on 60,100,525 shares of our common stock outstanding as of March 8, 2007.

(2)	Includes 125,000 shares of restricted common stock that vested on 12/31/06 based on achievement of $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations.”

(3)	Includes 75,000 shares of restricted common stock that vested on 12/31/06 based on achievement of $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations.”

(4)	Includes 57,500 shares of restricted common stock that vested on 12/31/06 based on achievement of $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations.”

(5)	Includes 60,000 shares of restricted common stock that vested on 12/31/06 based on achievement of $0.30 per share of common stock per fiscal quarter in “Adjusted Funds from Operations.”

(6)	Includes 47,141 shares owned by a family limited liability company (Franke Family LLC) of which Mr. Franke is a member.

(7)	Includes stock options that are exercisable within 60 days to acquire 4,668 shares.

(8)	Includes shares owned jointly by Mr. Kloosterman and his wife, and 10,827 shares held solely in Mr. Kloosterman’s wife’s name.

(9)	Includes stock options that are exercisable within 60 days to acquire 9,000 shares.

(10)	Includes stock options that are exercisable within 60 days to acquire 7,001 shares.

Security ownership of certain beneficial owners and management

(11)	Includes 1,400 shares owned by his wife through an individual retirement account.

(12)	Includes stock options that are exercisable within 60 days to acquire 7,335 shares.

(13)	Includes stock options that are exercisable within 60 days to acquire 14,000 shares.

(14)	Includes stock options that are exercisable within 60 days to acquire 42,004 shares

(15)
Based on a Schedule 13G filed by ING Clarion Real Estate Securities, L. P. on February 12, 2007. ING Clarion Real Estate Securities, L.P. is located at 259 N. Radnor Chester Road, Suite 205 Radnor, PA 19087. Includes 4,801,428 shares of common stock over which ING Clarion Real Estate Securities, L.P. has sole voting power or power to direct the vote.

(16)
Based on a Schedule 13G filed by Nomura Asset Management Co., LTD. on February 12, 2007. Nomura Asset Management Co., LTD. is located at 1-12-1, Nihonbashi, Chuo-ku, Toyko, Japan 103-8260. Includes 3,934,600 shares of common stock over which Nomura Asset Management Co., LTD. has sole voting power or power to direct the vote.

(17)
Based on a Schedule 13G filed by The Vanguard Group, Inc. on February 14, 2007. The Vanguard Group, Inc. is located at 100 Vanguard Blvd. Malvern, PA 19355. Includes 85,883 shares of common stock over which The Vanguard Group, Inc. has sole voting power or power to direct the vote.

(18)
Based on a Schedule 13G filed by ING Groep N.V. on February 14, 2007. ING Groep N.V. is located at Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Includes 9,713,849 shares of common stock over which ING Groep N.V. has sole voting power or power to direct the vote.

(19)	Based on 4,739,500 shares of Series D preferred stock outstanding at March 8, 2007.

Restrictions on ownership of shares

Because our board of directors believes it is essential for us to continue to qualify as a REIT, our charter documents contain restrictions on the ownership and transfer of our capital stock that are intended to assist us in complying with the requirements to qualify as a real estate investment trust.

If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act), our board of directors has the power:

•
by any means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

•
to refuse to transfer or issue voting shares of stock to any person whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our stock.

Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding shares of our stock shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of stock so redeemed shall be equal to:

•	the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange;

•	the average of the closing sales prices for the shares, if then listed on more than one national securities exchange;

•
if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent; or

•
if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law.

From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

Description of capital stock

As of the date of this prospectus, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.10 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share, of which 4,739,500 shares were designated as Series D preferred stock. As of March 8, 2007, we had 60,093,030 shares of our common stock and 4,739,500 shares of our Series D preferred stock issued and outstanding.

Our common stock and Series D preferred stock are listed on the New York Stock Exchange. We intend to apply to list for trading on the New York Stock Exchange any additional shares of our common stock that are issued and sold hereunder.   Our outstanding Series D Preferred Stock has no stated maturity or voting rights and is not subject to any sinking fund or mandatory redemption. The Series D Preferred Stock is, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, ranked senior to all classes or series of our common stock. Holders of shares of the Series D Preferred Stock are entitled to receive the payment of dividends, preferential cumulative cash dividends at a rate of 8.375% per annum of the liquidation preference per share. Dividends on the Series D Preferred Stock are cumulative from the date of original issue and are payable quarterly.

Computershare Trust Company, N.A. is the transfer agent and registrar of the common stock and preferred stock.

COMMON STOCK

All shares of our common stock participate equally in dividends payable to stockholders of our common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of our common stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of our common stock are, and our common stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange under the symbol “OHI.”

PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock. The description of certain provisions of the preferred stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, and the Board of Directors’ resolution or articles supplementary relating to each series of the preferred stock.

General

Under the articles of incorporation, our Board of Directors is authorized without further stockholder action to provide for the issuance of shares of our preferred stock, up to the amount of shares of preferred stock authorized under the articles of incorporation but not issued or reserved for issuance thereunder, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our Board of Directors.

Description of capital stock

The board of directors’ resolution or articles supplementary relating to each particular series of the preferred stock offered will establish specific terms for each series, including:

•	the designation and stated value per share of such preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which such preferred stock will be issued;

•	the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a board of directors’ resolution or articles supplementary relating to a particular series of the preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of the company’s general creditors.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of funds of the company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by, the method described in the board of directors’ resolution or articles supplementary relating to such series of the preferred stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the company on such record dates, fixed by our Board of Directors, as specified in the board of directors’ resolution or articles supplementary relating to such series of preferred stock.

Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable board of directors’ resolution or articles supplementary. If the board of directors of the company fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of such series.

So long as the shares of any series of the preferred stock shall be outstanding, unless

•
full dividends (including if such preferred stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of such series and all other classes and series of preferred stock of the company (other than “junior stock” as defined below), and

Description of capital stock

•
we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of such series or any shares of any of our other preferred stock of any class or series (other than junior stock), we may not declare any dividends on any shares of our common stock or our other stock ranking as to dividends or distributions of assets junior to such series of preferred stock (the common stock and any such other stock being herein referred to as “junior stock”), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in obligations or our stock, other than junior stock which is neither convertible into, nor exchangeable or exercisable for, any of our securities other than junior stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of our company, voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of the assets of the company available for distribution to stockholders, before any distribution of assets is made to the holders of our common stock or any other shares of our stock ranking junior as to such distribution to such series of preferred stock, the amount set forth in the prospectus supplement relating to such series of the preferred stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to the preferred stock of any series and any other shares of our preferred stock (including any other series of the preferred stock) ranking as to any such distribution on a parity with such series of the preferred stock are not paid in full, the holders of the preferred stock of such series and of such other shares of our preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the preferred stock will be entitled to no further participation in any distribution of our assets.

If liquidating distributions shall have been made in full to all holders of shares of preferred stock, the remaining assets of the company shall be distributed among the holders of junior stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of our property or business shall not be deemed to constitute a liquidation, dissolution or winding up of our company.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the time and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of our preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by us or by any other method as may be determined by the company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof

Description of capital stock

(except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

So long as any dividends on shares of any series of the preferred stock or any other series of preferred stock of the company ranking on a parity as to dividends and distribution of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock or such other series of preferred stock of the company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and we will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of preferred stock or the company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

Voting Rights

Except as indicated below or in a prospectus supplement relating to a particular series of the preferred stock, or except as required by applicable law, the holders of the preferred stock will not be entitled to vote for any purpose.

So long as any shares of the preferred stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least 80% of the votes entitled to be cast with respect to the then outstanding shares of such series of the preferred stock together with any “parity preferred” (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the company ranking prior to the preferred stock of such series as to dividends, and (ii) to repeal, amend or otherwise change any of the provisions applicable to the preferred stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of the preferred stock. In case any series of the preferred stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the parity preferred then outstanding, the holders of shares of the preferred stock of such series, together with any series of the parity preferred which will be similarly affected, will be entitled to vote as a class, and the company will not take such action without the consent or affirmative vote, as above provided, of at least 80% of the total number of votes entitled to be cast with respect to each such series of the preferred stock and the parity preferred, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

With respect to any matter as to which the preferred stock of any series is entitled to vote, holders of the preferred stock of such series and any other series of preferred stock of the company ranking on a parity with such series of the preferred stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (referred to herein as the “parity preferred”) will be entitled to cast the number of votes set forth in the prospectus supplement with respect to that series of preferred stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the preferred stock to vote together as a class with the holders of shares of one or more series of parity preferred, it is possible that the holders of such shares of parity preferred could approve action that

Description of capital stock

would adversely affect such series of preferred stock, including the creation of a class of capital stock ranking prior to such series of preferred stock as to dividends, voting or distributions of assets.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

REDEMPTION AND BUSINESS COMBINATION PROVISIONS

If our Board of Directors is, at any time and in good faith, of the opinion that actual or constructive ownership of at least 9.9% or more of the value of our outstanding capital stock has or may become concentrated in the hands of one owner, our board of directors will have the power:

•
by means deemed equitable by it, to call for the purchase from any of our stockholders a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the actual or constructive ownership of such owner to a level of no more than 9.9% of the value of our outstanding capital stock; and

•
to refuse to transfer or issue voting shares of our capital stock to any person whose acquisition of such voting shares would, in the opinion of our board of directors, result in the actual or constructive ownership by that person of more than 9.9% of the value of our outstanding capital stock.

Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the value of our outstanding capital stock will be deemed void ab initio and the intended transferee will be deemed never to have had an interest therein. Subject to the rights of the preferred stock described below, the purchase price for any voting shares of our capital stock so redeemed will be equal to the fair market value of the shares reflected in the closing sales prices for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which we send notices of such acquisitions, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by our Board of Directors in accordance with the provisions of applicable law. The purchase price for shares of Series D preferred stock will be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or if the shares are not then listed on a national securities exchange, the purchase price will be equal to the liquidation preference of such shares of Series D preferred stock. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase will cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

Our articles of incorporation require that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a related person, be approved by the affirmative vote of at least 80% of our outstanding voting shares.

A “business combination” is defined in our articles of incorporation as:

•	any merger or consolidation of our company with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “substantial part,” as defined below, of

Description of capital stock

our assets including, without limitation, any voting securities of a subsidiary to a related person;

•	any merger or consolidation of a related person with or into our company;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to our company;

•	the issuance of any securities (other than by way of pro rata distribution to all stockholders) of our company to a related person; and

•	any agreement, contract or other arrangement providing for any of the transactions described in the definition of business combination.

The term “substantial part” is defined as more than 10% of the book value of our total assets as of the end of our most recent fiscal year ending prior to the time the determination is being made.

The 80% voting requirement described above will not be applicable if (i) our board of directors has unanimously approved in advance the acquisition of our stock that caused a related person to become a related person, or (ii) the business combination is solely between us and a wholly owned subsidiary.

Under the terms of our articles of incorporation, as amended, our Board of Directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year.

The foregoing provisions of the articles of incorporation and certain other matters may not be amended without the affirmative vote of at least 80% of our outstanding voting shares.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. Our Board of Directors’ authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulation of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our articles of incorporation may help assure fair treatment of stockholders and preserve our assets.

The foregoing summary of certain provisions of our articles of incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and the articles of incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

STOCKHOLDER RIGHTS PLAN

On May 12, 1999, our Board of Directors authorized the adoption of a stockholder rights plan. The plan is designed to require a person or group seeking to gain control of our company to offer a fair price to all of our stockholders. The rights plan will not interfere with any merger, acquisition or business combination that our board of directors finds is in our best interest and the best interests of our stockholders.

In connection with the adoption of the stockholder rights plan, our Board of Directors declared a dividend distribution of one right for each common share outstanding on May 24, 1999. The stockholder

Description of capital stock

protection rights will not become exercisable unless a person acquires 10% or more of our common stock, or begins a tender offer that would result in the person owning 10% or more of our common stock. At that time, each stockholder protection right would entitle each stockholder other than the person who triggered the rights plan to purchase either our common stock or stock of an acquiring entity at a discount to the then market price. The plan was not adopted in response to any specific attempt to acquire control of our company.

Certain federal income tax considerations

CONSEQUENCES OF AN INVESTMENT IN OUR SECURITIES

The following is a general summary of the material U.S. federal income tax considerations applicable to us, and to the purchasers of our securities and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person’s particular circumstances, nor is it intended to represent a detailed description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the federal income tax laws such as insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, investors in pass-through entities, expatriates and taxpayers subject to alternative minimum taxation.

The following discussion relating to an investment in our securities was based on consultations with Powell Goldstein LLP, our special counsel. In the opinion of Powell Goldstein LLP, the following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents the material U.S. federal income tax considerations relevant to purchasers of our securities. The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings. Powell Goldstein LLP is not obligated to advise us or the holders of our securities of any subsequent changes in the matters stated, represented, or assumed in connection with the following discussion, or any subsequent change in the applicable law.

TAXATION OF OMEGA

General. We have elected to be taxed as a REIT, under Sections 856 through 860 of the Code, beginning with our taxable year ended December 31, 1992. Our policy has been and is to operate in such a manner as to qualify as a REIT for Federal income tax purposes. We believe that we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

In the fourth quarter of 2006, we were advised by tax counsel that, due to certain provisions of the Series B preferred stock issued to us by Advocat in 2000 in connection with a restructuring, Advocat may be considered to be a “related party tenant” under the rules applicable to REITs and, in such event, rental income received by us from Advocat would not be qualifying income for purposes of the REIT gross income tests. While we believe that there are valid arguments that Advocat should not be a “related party tenant,” if Advocat is so treated, we would have failed to satisfy the 95% gross income tests during certain prior taxable years. Such a failure would have prevented us from maintaining REIT tax status during such years and from re-electing tax status for a number of taxable years. In such event, our failure to satisfy the REIT gross income tests would not result in the loss of REIT status, however, if the failure was due to reasonable cause and not to willful neglect, and we pay a tax on the non-qualifying income. Accordingly, on the advice of tax counsel in order to resolve the matter, minimize potential penalties, and obtain assurances regarding our continued REIT tax status, we submitted to the IRS a request for a

Certain federal income tax considerations

closing agreement on December 15, 2006, which agreement would conclude that any failure to satisfy the gross income tests would be due to reasonable cause and not to willful neglect. Since that time, we have had ongoing conversations with the IRS and we have submitted additional documentation in furtherance of the issuance of a closing agreement, but, to date, we have not yet entered into a closing agreement with respect to the related party tenant issue with the IRS. We intend to continue to pursue a closing agreement with the IRS.

We have received an opinion of Powell Goldstein LLP to the effect that, in the event that Advocat is considered to be a “related party tenant” under the applicable REIT rules, our failure to meet the gross income tests for each applicable year as a result of our receipt of the Advocat stock in the 2000 restructuring and our ownership of such stock thereafter through the date of the Second Advocat Restructuring will be found to be due to reasonable cause and not due to willful neglect. Further, such opinion states to the effect that from and including the Company's taxable year December 31, 1992, the Company was and is organized in conformity with the requirements for its actual method of operation through the date hereof has permited, and its proposed method of operations as described in this Registration Statement will permit the Company to meet the requirements for qualification and taxation as a REIT.  A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that the opinion of Powell Goldstein LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our income and assets, and the past, present, and future conduct of our business operations. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Powell Goldstein LLP or by us that we will so qualify for any particular year. The opinion of Powell Goldstein LLP is expressed as of the date issued, and will not cover subsequent periods. Powell Goldstein LLP is not obligated to advise us or the holders of our securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change of applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge or a court will not rule contrary to the conclusion set forth in such opinions.

The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to stockholders. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if we have a net capital gain, we will be taxed at regular corporate rates on our undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if our tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference that we do not distribute to our stockholders. Third, if we have (i) net income from the sale or other disposition of “foreclosure property,” which is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest regular corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale by us to customers in the ordinary course of business, (i.e., when we are acting as a dealer)), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we

Certain federal income tax considerations

will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute by the end of each year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, we will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary, or TRS, that are not conducted on an arm’s-length basis. Eighth, if we acquire any asset, which is defined as a “built-in gain asset” from a C corporation that is not a REIT (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by us, then we will be subject to tax at the highest regular corporate rate on such built-in gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by us over (b) our adjusted basis in such asset on such date). Ninth, if we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure. Tenth, we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.” Eleventh, the earnings of our subsidiaries, including any TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations. In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for qualification.  The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for its election to be taxed as a REIT pursuant to Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include pension funds and certain tax-exempt entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its annual distributions to stockholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

Certain federal income tax considerations

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end and thereby satisfy this requirement.

Other Failures. We may avoid disqualification in the event of a failure to meet certain requirements for REIT qualification, other than the asset tests and 95% and 75% gross income tests if the failures are due to reasonable cause and not willful neglect, and if the REIT pays a penalty of $50,000 for each such failure.

Income tests. In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions as defined below) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including generally “rents from real property,” interest on mortgages on real property and gains on sale of real property and real property mortgages) and income derived from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging transactions) for each taxable year must be derived from such real property investments that qualify for purposes of the 75% test above, dividends, interest and gain from the sale or disposition of stock or securities.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner (actually or constructively) of 10% or more of the value of our stock, actually or constructively owns 10% or more of such tenant, which is defined as a related party tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from which we derive no revenue. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, except in certain instances, such as in connection with the operation or management of a healthcare facility, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the

Certain federal income tax considerations

debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles us to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property.

Prohibited transactions. We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is primarily held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

Foreclosure property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•
that we acquire as the result of having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which we acquired the related loan or lease at a time when the default was not imminent or anticipated; and

•	for which we make a proper election to treat the property as foreclosure property.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. Foreclosure property also includes certain qualified healthcare property acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). In general, we may operate a qualified healthcare facility acquired in this manner through, and in certain circumstances may derive

Certain federal income tax considerations

income from, an independent contractor for two years (or up to six years if extensions are granted). For purposes of this rule, a "qualified healthcare property" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real property or personal property necessary or incidental to the use of any such facility. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:
•
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•
on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which we conduct, other than through an independent contractor from whom the REIT itself does not derive or receive any income. Income that we derive from an independent contractor with respect to a qualified healthcare facility is disregarded if such income is derived pursuant to a lease in effect at the time we acquire the facility, through renewal of such a lease according to its terms, or through a lease entered into on substantially similar terms.

We have operated qualified healthcare facilities acquired in this manner for up to two years (or longer if an extension was granted). However, we do not currently own any property with respect to which we have made foreclosure property elections. Properties that we had taken back in a foreclosure or bankruptcy and operated for our own account were treated as foreclosure properties for income tax purposes, pursuant to Internal Revenue Code Section 856(e). We treated gross income from foreclosure properties as qualifying income for purposes of the annual REIT income tests upon making the election on the tax return. In all cases of foreclosure property, we utilized an independent contractor to conduct day-to-day operations in order to maintain REIT status. Because of the limitations imposed on TRS activities by the REIT rules, we have not operated healthcare facilities through a taxable REIT subsidiary. For non-healthcare properties operated through a taxable REIT subsidiary, we utilized an eligible independent contractor to conduct day-to-day operations to maintain REIT status. As a result of the foregoing, we do not believe that our participation in the operation of nursing homes increased the risk that we will fail to qualify as a REIT. Through our 2006 taxable year, we had not paid any tax on our foreclosure property because those properties had been producing losses. We cannot predict whether, in the future, our income from foreclosure property will be significant or whether we could be required to pay a significant amount of tax on that income.

Hedging transactions.From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” and the instrument is properly identified as a hedge, along with the risk it hedges, within prescribed time periods any periodic income or gain from the disposition of that contract should be excluded altogether for purposes of the 95% gross income test, but would be treated as non-qualifying income for purposes of the 75% gross income test. Accordingly, our income and gain from our interest rate swap agreements generally is qualifying income for purposes of the 95% gross income test, but not the 75% gross income

Certain federal income tax considerations

test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests and, accordingly, we will treat such income, if any, as non-qualifying income. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. For tax years beginning after 2004, we will no longer include income from hedging transactions in gross income (i.e., not included in either the numerator or the denominator) for purposes of the 95% gross income test.

TRS income. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of securities of one or more TRSs. However, a TRS does not include a corporation which directly or indirectly (i) operates or manages a health care (or lodging) facility, or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which a health care (or lodging) facility is operated. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have made a TRS election with respect to Bayside Street II, Inc. That entity will pay corporate income tax on its taxable income and its after-tax net income will be available for distribution to us.

A TRS may not directly or indirectly operate or manage a healthcare facility. The Code defines a "healthcare facility" generally to mean a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% gross asset tests.

Failure to satisfy income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability and we would file a schedule with descriptions of each item of gross income that caused the failure.

Asset tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our company), cash, cash items and government securities. Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities. Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

Certain federal income tax considerations

For purposes of the second and third asset tests the term “securities” does not include our equity or debt securities of a qualified REIT subsidiary or TRS or our equity interest in any partnership, since we are deemed to own our proportionate share of each asset of any partnership of which we are a partner. Furthermore, for purposes of determining whether we own more than 10% of the value of only one issuer’s outstanding securities, the term “securities” does not include: (i) any loan to an individual or an estate; (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (iii) any obligation to pay rents from real property; (iv) certain government issued securities; (v) any security issued by another REIT; and (vi) our debt securities in any partnership, not otherwise excepted under (i) through (v) above, (A) to the extent of our interest as a partner in the partnership or (B) if 75% of the partnership’s gross income is derived from sources described in the 75% income test set forth above.

We may own up to 100% of the stock of one or more TRSs. However, overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries (including stock in non-REIT C corporations) and other assets that are not qualifying assets for purposes of the 75% asset test.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, the portion of the loan amount that exceeds the value of the associated real property will not be a qualifying real estate asset under the federal income tax laws.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

For our tax years beginning after 2004, subject to certain de minimis exceptions, we may avoid REIT disqualification in the event of certain failures under the asset tests, provided that (i) we file a schedule with a description of each asset that caused the failure, (ii) the failure was due to reasonable cause and not willful neglect, (iii) we dispose of the assets within 6 months after the last day of the quarter in which the identification of the failure occurred (or the requirements of the rules are otherwise met within such period), and (iv) we pay a tax on the failure equal to the greater of (A) $50,000 per failure, and (B) the product of the net income generated by the assets that caused the failure for the period beginning on the date of the failure and ending on the date we dispose of the asset (or otherwise satisfy the requirements) multiplied by the highest applicable corporate tax rate.

Annual distribution requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference in our organizational documents. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

Certain federal income tax considerations

Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. We may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining our taxable income. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Our calculation of our taxable income, and therefore our compliance with the REIT distribution requirements, depends on our proper determination of the depreciation deductions available to us. The availability to us of, among other things, depreciation deductions with respect to our owned facilities depends upon the treatment by us as the owner of such facilities for federal income tax purposes, and the classification of the leases with respect to such facilities as “true leases” rather than financing arrangements for federal income tax purposes. The questions of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. We believe that we will be treated as the owner of each of the facilities that we lease, and such leases will be treated as true leases for federal income tax purposes. However, no assurances can be given that the IRS will not successfully challenge our status as the owner of our facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by us and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and we are merely a secured creditor. In such event, we would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, we might fail to meet the 90% distribution requirement or, if such requirement is met, we might be subject to corporate income tax or the 4% excise tax.

FAILURE TO QUALIFY

If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible and our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify could result in our incurring indebtedness or liquidating investments in order to pay the resulting taxes.

Certain federal income tax considerations

OTHER TAX MATTERS

We own and operate a number of properties through qualified REIT subsidiaries, or QRSs. A qualified REIT subsidiary is a corporation, other than a TRS, that is not treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in this prospectus under the heading “Taxation of Omega,” the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as our assets, liabilities and items of income, deduction, and credit. In the event that a qualified REIT subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary, including a qualified REIT subsidiary, of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

TAXATION OF STOCKHOLDERS

Taxation of Domestic Stockholders.As long as we qualify as a REIT, if you are a taxable U.S. stockholder, distributions made to you out of current or accumulated earnings and profits (that are not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations or the special 15% tax rate (through 2010) applicable to individuals and certain other taxpayers in the case of dividends paid by a regular C corporation. However, to the extent that any of our income represents income on which we have paid tax at corporate income tax rates or dividend income from a regular C corporation, including dividend income from a TRS that we own, your proportionate share of such dividend income generally will be eligible for such special 15% tax rate if you are an individual, trust or estate. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) and eligible for the special 15% maximum tax rate on capital gain income (unless such capital gain income is attributable to unrecaptured Section 1250 gain, in which case the applicable maximum tax rate will be 25%, instead of 15%), without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Further, if we designate a dividend as a capital gain dividend to you and you dispose of your shares in a sale or exchange in which you recognize a loss, and have held those shares for six (6) months or less, you will be required to treat the loss from the sale of your shares as long-term (instead of short-term) capital loss to the extent of the of the dividend distributions you received from us that were designated as capital gain distributions that were permitted to treat as long-term capital gains.

Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital

Certain federal income tax considerations

gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 15% (through 2010) if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

BACKUP WITHHOLDING

Assuming that you are a U.S. stockholder, we will report to you and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

•	are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See “—Taxation of Stockholders—Taxation of Foreign Stockholders.”

Certain federal income tax considerations

Treatment of Tax-Exempt Stockholders. If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute “unrelated business taxable income,” or UBTI, unless you have borrowed to acquire or carry our common stock or you have otherwise used our stock in an unrelated trade or business. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT’s distributions as UBTI. This requirement will apply only if:

•	the REIT would not qualify for federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts; and

•	the REIT is “predominantly held” by qualified trusts, meaning that:

•	a single qualified trust holds more than 25% by value of the REIT interests; or

•	one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Internal Revenue Code and exempt from tax under section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer” requirement without relying upon the “look-through” exception. The restrictions on ownership of our common stock in our Amended and Restated Articles of Incorporation, as amended, will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by our board of directors.

Taxation of Foreign Stockholders.The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-U.S. Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to withholding equal to 30% of the gross amount of the distribution unless:

•	a lower treaty rate applies, you file an IRS Form W-8BEN with us and other conditions are met; or

•	you file an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, and other conditions are met.

In general, a Non-U.S. Stockholder will not be considered to be engaged in a U.S. trade or business solely as a result of its ownership of our stock. However, if income from the investment in the shares is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation).

Certain federal income tax considerations

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions to you that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability. Notwithstanding the foregoing, in the case of any distribution attributable to gain from a sale by us of U.S. real property interests, if the distribution is with respect to a class of our stock that is regularly traded on an established securities market, you do not own more than 5% of that class of stock at any time during the one-year period ending on the date of the distribution, and we are a “domestically controlled qualified investment entity” as defined below, then the distribution will be exempted from the application of the FIRPTA rules and the distribution will be subject to the withholding rules for ordinary income, i.e., subject to a 30% withholding tax unless the a Form W-8BEN has been filed (indicating that a lower treaty rate applies) or a Form W-8ECI has been filed (indicating that the distribution is effectively connected income).

Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled qualified investment entity,” defined generally to include a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We believe that we are and it is currently anticipated that we will remain a “domestically controlled qualified investment entity,” although there can be no assurance that we will retain that status. If we are not “domestically controlled,” gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

•	investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. stockholders with respect to the gain; or

•
you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as U.S. stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Certain federal income tax considerations

If the proceeds of a sale of shares by you are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establish an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if:

•
the payment is made through an office outside the U.S. of a broker that is: (a) a U.S. person; (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or (c) a “controlled foreign corporation” for U.S. federal income tax purposes; and

•	the broker fails to initiate documentary evidence that you are a Non-U.S. Stockholder and that certain conditions are met or that you otherwise are entitled to an exemption.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

Prospective holders of our securities should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

Under proposed legislation, amounts paid to us by one or more of our TRSs in consideration of a lease of certain qualified healthcare properties would qualify as rents from real property for purposes of the REIT income qualification tests, provided that the qualified healthcare property is operated on behalf of such TRS by a person that is an eligible independent contractor, as defined in the Code. Additionally, certain foreign currency gains would be qualifying income for purposes of the REIT income tests. This legislation is merely proposed and has not been enacted, and no assurances can be provided that it will be enacted as currently proposed or at all.

FOREIGN, STATE, AND LOCAL TAXES

We may be and you may be subject to foreign, state or local taxes in other jurisdictions such as those in which we may be deemed to be engaged in activities or own property or other interests. The foreign, state, and local tax treatment of us may not conform to the federal income tax consequences discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated are the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	2,480,000
Banc of America Securities LLC	1,240,000
Deutsche Bank Securities Inc.	1,240,000
Stifel, Nicolaus & Company, Incorporated	1,240,000
Total	6,200,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 930,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.50 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 930,000 shares.

	No exercise	Full exercise
Per share	$ 0.8375	$ 0.8375
Total	$ 5,192,500	$ 5,971,375

We estimate that the total expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $0.5 million. In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or dependent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus.

NO SALES OF SIMILAR SECURITIES

We, our directors and our executive officers have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contract to sell or otherwise dispose of or hedge shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock. The permitted exceptions include issuances of shares under our stock incentive plans, provided such shares are subject to restrictions on transfer for the remainder of the lock-up period, and the use of previously owned shares to pay withholding obligations related to the vesting of restricted stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may release all or some of the securities from these lock-up agreements.

If (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period described above and ends on the last day of the 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs; provided, however, the restrictions described above will not apply if (i) within 3 business days preceding the 15th calendar day before the last day of the termination of the 90-day restricted period, the Company delivers to UBS Securities LLC a certificate, signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that the Company’s shares of common stock are, as of the date of delivery of such certificate, “actively traded securities” and (ii) within the meaning of Rule 2711(f)(4) of the National Association of Securities Dealers, Inc. and (ii) the safe harbor provided by Rule 139 under the Securities Act is available in the manner contemplated by Rule 2711(f)(4) of the National Association of Securities Dealers, Inc.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make with respect to those liabilities.

Underwriting

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “OHI.”

PRICE STABILIZATION AND SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of common stock including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The New York Stock Exchange prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The New York Stock Exchange no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the

Underwriting

passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our Credit Facility and UBS Loan Finance LLC, an affiliate of UBS Securities LLC and Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., are lenders under our Credit Facility and will receive more than 10% of the proceeds of the offering in connection with the repayment of this facility. Therefore, a conflict of interest exists under Rule 2710(h) of the NASD’s Conduct Rules. Accordingly, this offering is being made in compliance with Rule 2710(h) of the NASD's Conduct Rules. Each of UBS Securities LLC, Deutsche Bank Securities Inc. and Banc of America Securities LLC acted as initial purchasers in connection with our previously issued $310 million aggregate principal amount of 7% Senior Notes due 2014, and $175 million aggregate principal amount of 7% Senior Notes due 2014 for which they received customary discounts and commissions. UBS Securities LLC, Deutsche Bank Securities Inc. and Banc of America Securities LLC acted as underwriters in connection with a March 2004 public offering of our common stock, for which they received customary discounts and commissions. UBS Securities LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated acted as underwriters in connection with a December 2004 offering of our common stock and a November 2005 offering of our common stock, for which they received customary discounts and commissions.

Notice to investors

European economic area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (withing the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated or will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Available information

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and free of charge at the website maintained by the SEC at www.sec.gov.

We have filed with the SEC an amendment no. 1 to registration statement on Form S-11, or the registration statement, under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the registration statement.

From time to time, we may supplement this prospectus to incorporate future filings made by us with the SEC. Any such prospectus supplements will be available at the SEC’s website at www.sec.gov or our website at www.omegahealthcare.com. In addition, you may request copies of all such filings by contacting our investor relations personnel at 410-427-1700.

Legal matters

The validity of the securities offered hereby have been passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. In addition, Powell Goldstein LLP, Atlanta, Georgia, has passed upon certain federal income tax matters. Skadden, Arps, Slate, Meagher & Flom, LLP, New York, New York is counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements and schedules of Omega Healthcare Investors, Inc. at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Omega Healthcare Investors, Inc.

We have audited the accompanying consolidated balance sheets of Omega Healthcare Investors, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the accompanying Index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Healthcare Investors, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its accounting for stock-based compensation in connection with the adoption of Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”.

/s/ Ernst & Young LLP

McLean, Virginia
February 22, 2007

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2006	2005
ASSETS
Real estate properties
Land and buildings at cost	$1,237,165	$990,492
Less accumulated depreciation	(188,188)	(156,198)
Real estate properties – net	1,048,977	834,294
Mortgage notes receivable – net	31,886	104,522
	1,080,863	938,816
Other investments – net	22,078	28,918
	1,102,941	967,734
Assets held for sale – net	3,568	5,821
Total investments	1,106,509	973,555

Cash and cash equivalents	729	3,948
Restricted cash	4,117	5,752
Accounts receivable –net	51,194	15,018
Other assets	12,821	37,769
Total assets	$1,175,370	$1,036,042

LIABILITIES AND STOCKHOLDERS’ EQUITY
Revolving line of credit	$150,000	$58,000
Unsecured borrowings	484,731	505,429
Other long – term borrowings	41,410	2,800
Accrued expenses and other liabilities	28,037	25,315
Income tax liabilities	5,646	3,299
Operating liabilities for owned properties	92	256
Total liabilities	709,916	595,099

Stockholders’ equity:
Preferred stock issued and outstanding – 4,740 shares Class D with an aggregate liquidation preference of $118,488	118,488	118,488
Common stock $.10 par value authorized – 100,000 shares: Issued and outstanding – 59,703 shares in 2006 and 56,872 shares in 2005	5,970	5,687
Common stock and additional paid-in-capital	694,207	657,920
Cumulative net earnings	292,766	237,069
Cumulative dividends paid	(602,910)	(536,041)
Cumulative dividends – redemption	(43,067)	(43,067)
Unamortized restricted stock awards	—	(1,167)
Accumulated other comprehensive income	—	2,054
Total stockholders’ equity	465,454	440,943
Total liabilities and stockholders’ equity	$1,175,370	$1,036,042
See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,
	2006	2005	2004
Revenues
Rental income	$127,072	$95,439	$69,746
Mortgage interest income	4,402	6,527	13,266
Other investment income – net	3,687	3,219	3,129
Miscellaneous	532	4,459	831
Total operating revenues	135,693	109,644	86,972
Expenses
Depreciation and amortization	32,113	23,856	18,842
General and administrative	13,744	8,587	8,841
Provision for impairment on real estate properties	—	—	—
Provisions for uncollectible mortgages, notes and accounts receivable	792	83	—
Leasehold expiration expense	—	1,050	—
Total operating expenses	46,649	33,576	27,683

Income before other income and expense	89,044	76,068	59,289
Other income (expense):
Interest and other investment income	413	220	122
Interest expense	(42,174)	(29,900)	(23,050)
Interest – amortization of deferred financing costs	(1,952)	(2,121)	(1,852)
Interest – refinancing costs	(3,485)	(2,750)	(19,106)
Gain on sale of equity securities	2,709	—	—
Gain on investment restructuring	3,567	—	—
Provisions for impairment on equity securities	—	(3,360)	—
Litigation settlements and professional liability claims	—	1,599	(3,000)
Change in fair value of derivatives	9,079	(16)	1,361
Total other expense	(31,843)	(36,328)	(45,525)

Income before gain on assets sold	57,201	39,740	13,764
Gain from assets sold - net	1,188	—	—
Income from continuing operations before income taxes	58,389	39,740	13,764
Provision for income taxes	(2,347)	(2,385)	(393)
Income from continuing operations	56,042	37,355	13,371
(Loss) income from discontinued operations	(345)	1,398	6,775
Net income	55,697	38,753	20,146
Preferred stock dividends	(9,923)	(11,385)	(15,807)
Preferred stock conversion and redemption charges	—	(2,013)	(41,054)
Net income (loss) available to common	$45,774	$25,355	$(36,715)

Income (loss) per common share:
Basic:
Income (loss) from continuing operations	$0.79	$0.46	$(0.96)
Net income (loss)	$0.78	$0.49	$(0.81)
Diluted:
Income (loss) from continuing operations	$0.79	$0.46	$(0.96)
Net income (loss)	$0.78	$0.49	$(0.81)

Dividends declared and paid per common share	$0.96	$0.85	$0.72

Weighted – average shares outstanding, basic	58,651	51,738	45,472
Weighted – average shares outstanding, diluted	58,745	52,059	45,472

Components of other comprehensive income:
Net income	$55,697	$38,753	$20,146
Unrealized gain (loss) on common stock investment	1,580	1,384	(1,224)
Reclassification adjustment for gains on common stock investment	(1,740)	—	—
Reclassification adjustment for gains on preferred stock investment	(1,091)	—	—
Unrealized (loss) gain on preferred stock investment and hedging contracts – net	(803)	(1,258)	7,607
Total comprehensive income	$53,643	$38,879	$26,529

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
(in thousands, except per share amounts)

	Common Stock Par Value	Additional Paid-in Capital	Preferred Stock	Cumulative Net Earnings

Balance at December 31, 2003 (37,291 common shares)	3,729	481,467	212,342	178,170
Issuance of common stock:
Grant of restricted stock (318 shares at $10.54 per share)	—	3,346	—	—
Amortization of restricted stock	—	—	—	—
Dividend reinvestment plan (16 shares at $9.84 per share)	2	157	—	—
Exercised options (1,190 shares at an average exercise price of $2.775 per share)	119	(403)	—	—
Grant of stock as payment of directors fees (10 shares at an average of $10.3142 per share)	1	101	—	—
Equity offerings (2,718 shares at $9.85 per share)	272	23,098	—	—
Equity offerings (4,025 shares at $11.96 per share)	403	45,437	—	—
Net income for 2004	—	—	—	20,146
Purchase of Explorer common stock (11,200 shares)	(1,120)	(101,025)	—	—
Common dividends paid ($0.72 per share)	—	—	—	—
Issuance of Series D preferred stock (4,740 shares)	—	(3,700)	118,488	—
Series A preferred redemptions	—	2,311	(57,500)	—
Series C preferred stock conversions	1,676	103,166	(104,842)	—
Series C preferred stock redemptions	—	38,743	—	—
Preferred dividends paid (Series A of $1.156 per share, Series B of $2.156 per share and Series D of $1.518 per share)	—	—	—	—
Reclassification for realized loss on sale of interest rate cap	—	—	—	—
Unrealized loss on Sun common stock investment	—	—	—	—
Unrealized gain on Advocat securities	—	—	—	—

Balance at December 31, 2004 (50,824 common shares)	5,082	592,698	168,488	198,316
Issuance of common stock:
Grant of restricted stock (7 shares at $11.03 per share)	—	77	—	—
Amortization of restricted stock	—	—	—	—
Vesting of restricted stock (grants 66 shares)	7	(521)	—	—
Dividend reinvestment plan (573 shares at $12.138 per share)	57	6,890	—	—
Exercised options (218 shares at an average exercise price of $2.837 per share)	22	(546)	—	—
Grant of stock as payment of directors fees (9 shares at an average of $11.735 per share)	1	99	—	—
Equity offerings (5,175 shares at $11.80 per share)	518	57,223	—	—
Net income for 2005	—	—	—	38,753
Common dividends paid ($0.85 per share)	—	—	—	—
Series B preferred redemptions	—	2,000	(50,000)	—
Preferred dividends paid (Series B of $1.090 per share and Series D of $2.0938 per share)	—	—	—	—
Reclassification for realized loss on Sun common stock investment	—	—	—	—
Unrealized loss on Sun common stock investment	—	—	—	—
Unrealized gain on Advocat securities	—	—	—	—

Balance at December 31, 2005 (56,872 common shares)	5,687	657,920	118,488	237,069

(continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (continued)
(in thousands, except per share amounts)

Common Stock Par Value	Additional Paid-in Capital	Preferred Stock	Cumulative Net Earnings
Balance at December 31, 2005 (56,872 common shares)	5,687	657,920	118,488	237,069
Impact of adoption of FAS No. 123(R)	—	(1,167)	—	—
Issuance of common stock:
Grant of restricted stock (7 shares at $12.59 per share)	1	(1)	—	—
Amortization of restricted stock	—	4,517	—	—
Vesting of restricted stock (grants 90 shares)	9	(247)	—	—
Dividend reinvestment plan (2,558 shares at $12.967 per share)	256	32,840	—	—
Exercised options (170 shares at an average exercise price of $2.906 per share)	17	446	—	—
Grant of stock as payment of directors fees (6 shares at an average of $12.716 per share)	—	77	—	—
Costs for 2005 equity offerings	—	(178)	—	—
Net income for 2006	—	—	—	55,697
Common dividends paid ($0.96 per share)	—	—	—	—
Preferred dividends paid (Series D of $2.094 per share)	—	—	—	—
Reclassification for realized gain on Sun common stock investment	—	—	—	—
Unrealized gain on Sun common stock investment	—	—	—	—
Reclassification for unrealized gain on Advocat securities	—	—	—	—
Unrealized loss on Advocat securities	—	—	—	—
Balance at December 31, 2006 (59,703 common shares)	$5,970	$694,207	$118,488	$292,766

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
(in thousands, except per share amounts)

	Cumulative Dividends	Unamortized Restricted Stock Awards	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2003 (37,291 common shares)	(431,123)	—	(4,455)	440,130
Issuance of common stock:
Grant of restricted stock (318 shares at $10.54 per share)	—	(3,346)	—	—
Amortization of restricted stock	—	1,115	—	1,115
Dividend reinvestment plan (16 shares)	—	—	—	159
Exercised options (1,190 shares at an average exercise price of $2.775 per share)	—	—	—	(284)
Grant of stock as payment of directors fees (10 shares at an average of $10.3142 per share)	—	—	—	102
Equity offerings (2,718 shares)	—	—	—	23,370
Equity offerings (4,025 shares)	—	—	—	45,840
Net income for 2004	—	—	—	20,146
Purchase of Explorer common stock (11,200 shares).	—	—	—	(102,145)
Common dividends paid ($0.72 per share).	(32,151)	—	—	(32,151)
Issuance of Series D preferred stock (4,740 shares)	—	—	—	114,788
Series A preferred stock redemptions	(2,311)	—	—	(57,500)
Series C preferred stock conversions	—	—	—	—
Series C preferred stock redemptions	(38,743)	—	—	—
Preferred dividends paid (Series A of $1.156 per share, Series B of $2.156 per share and Series D of $1.518 per share)	(17,018)	—	—	(17,018)
Reclassification for realized loss on sale of interest rate cap	—	—	6,014	6,014
Unrealized loss on Sun common stock investment	—	—	(2,783)	(2,783)
Unrealized gain on Advocat securities	—	—	3,152	3,152

Balance at December 31, 2004 (50,824 common shares)	(521,346)	(2,231)	1,928	442,935
Issuance of common stock:
Grant of restricted stock (7 shares at $11.03 per share)	—	(77)	—	—
Amortization of restricted stock	—	1,141	—	1,141
Vesting of restricted stock (grants 66 shares)	—	—	—	(514)
Dividend reinvestment plan (573 shares at $12.138 per share)	—	—	—	6,947
Exercised options (218 shares at an average exercise price of $2.837 per share)	—	—	—	(524)
Grant of stock as payment of directors fees (9 shares at an average of $11.735 per share)	—	—	—	100
Equity offerings (5,175 shares at $11.80 per share)	—	—	—	57,741
Net income for 2005	—	—	—	38,753
Common dividends paid ($0.85 per share).	(43,645)	—	—	(43,645)
Series B preferred redemptions	(2,013)	—	—	(50,013)
Preferred dividends paid (Series B of $1.090 per share and Series D of $2.0938 per share)	(12,104)	—	—	(12,104)
Reclassification for realized loss on Sun common stock investment	—	—	3,360	3,360
Unrealized loss on Sun common stock investment	—	—	(1,976)	(1,976)
Unrealized loss on Advocat securities	—	—	(1,258)	(1,258)

Balance at December 31, 2005 (56,872 common shares)	(579,108)	(1,167)	2,054	440,943

(continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (continued)
(in thousands, except per share amounts)
Cumulative Dividends	Unamortized Restricted Stock Awards	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2005 (56,872 common shares)	(579,108)	(1,167)	2,054	440,943
Impact of adoption of FAS No. 123(R)	—	1,167	—	—
Issuance of common stock:
Grant of restricted stock (7 shares at $12.590 per share)	—	—	—	—
Amortization of restricted stock	—	—	—	4,517
Vesting of restricted stock (grants 90 shares)	—	—	—	(238)
Dividend reinvestment plan (2,558 shares at $12.967 per share)	—	—	—	33,096
Exercised options (170 shares at an average exercise price of $2.906 per share)	—	—	—	463
Grant of stock as payment of directors fees (6 shares at an average of $12.716 per share)	—	—	—	77
Costs for 2005 equity offerings	—	—	—	(178)
Net income for 2006	—	—	—	55,697
Common dividends paid ($0.96 per share)	(56,946)	—	—	(56,946)
Preferred dividends paid (Series D of $2.094 per share)	(9,923)	—	—	(9,923)
Reclassification for realized gain on Sun common stock investment	—	—	(1,740)	(1,740)
Unrealized gain on Sun common stock investment	—	—	1,580	1,580
Reclassification for unrealized gain on Advocat securities	—	—	(1,091)	(1,091)
Unrealized loss on Advocat securities	—	—	(803)	(803)

Balance at December 31, 2006 (59,703 common shares)	$(645,977)	$—	$—	$465,454

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year Ended December 31,
	2006	2005	2004
Cash flow from operating activities
Net income	$55,697	$38,753	$20,146
Adjustment to reconcile net income to cash provided by operating activities:
Depreciation and amortization (including amounts in discontinued operations)	32,263	25,277	21,551
Provisions for impairment (including amounts in discontinued operations)	541	9,617	—
Provisions for uncollectible mortgages, notes and accounts receivable (including amounts in discontinued operations)	944	83	—
Provision for impairment on equity securities	—	3,360	—
Income from accretion of marketable securities to redemption value	(1,280)	(1,636)	(810)
Refinancing costs	3,485	2,750	19,106
Amortization for deferred finance costs	1,952	2,121	1,852
(Gain) loss on assets and equity securities sold – net (incl. amounts in discontinued operations)	(4,063)	(7,969)	(3,358)
Gain on investment restructuring	(3,567)	—	—
Restricted stock amortization expense	4,517	1,141	1,115
Adjustment of derivatives to fair value	(9,079)	16	(1,361)
Other	(61)	(1,521)	(55)
Net change in accounts receivable	(64)	2,150	(742)
Net change in straight – line rent	(6,158)	(5,284)	(4,136)
Net change in lease inducement	(19,965)	—	—
Net change in other assets	2,558	4,075	(72)
Net change in income tax liabilities	2,347	2,385	394
Net change in other operating assets and liabilities	2,744	(1,252)	2,028
Net cash provided by operating activities	62,811	74,066	55,658

Cash flow from investing activities
Acquisition of real estate	(178,906)	(248,704)	(114,214)
Placement of mortgage loans	—	(61,750)	(6,500)
Proceeds from sale of stock	7,573	—	480
Proceeds from sale of real estate investments	2,406	60,513	5,672
Capital improvements and funding of other investments	(6,806)	(3,821)	(5,606)
Proceeds from other investments and assets held for sale – net	37,937	6,393	9,145
Investments in other investments- net	(34,445)	(9,574)	(3,430)
Collection of mortgage principal	10,886	61,602	8,226
Net cash used in investing activities	(161,355)	(195,341)	(106,227)

Cash flow from financing activities
Proceeds from credit line borrowings	262,800	387,800	157,700
Payments of credit line borrowings	(170,800)	(344,800)	(319,774)
Payment of re – financing related costs	(3,194)	(7,818)	(16,591)
Proceeds from long-term borrowings	39,000	223,566	261,350
Payments of long – term borrowings	(390)	(79,688)	(350)
Payment to Trustee to redeem long-term borrowings	—	(22,670)	—
Proceeds from sale of interest rate cap	—	—	3,460
Receipts from Dividend Reinvestment Plan	33,096	6,947	262
Receipts/(payments) for exercised options – net	225	(1,038)	(387)
Dividends paid	(66,869)	(55,749)	(49,169)
Redemption of preferred stock	—	(50,013)	(57,500)
Proceeds from preferred stock offering	—	—	12,643
Proceeds from common stock offering	—	57,741	69,210
Payment on common stock offering	(178)	(29)	—
Other	1,635	(1,109)	(1,296)
Net cash provided by financing activities	95,325	113,140	59,558
(Decrease) increase in cash and cash equivalents	(3,219)	(8,135)	8,989
Cash and cash equivalents at beginning of year	3,948	12,083	3,094
Cash and cash equivalents at end of year	$729	$3,948	$12,083
Interest paid during the year	$34,995	$31,354	$19,150

See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Organization

Omega Healthcare Investors, Inc. (“Omega”), a Maryland corporation, is a self-administered real estate investment trust (“REIT”). From the date that we commenced operations in 1992, we have invested primarily in income-producing healthcare facilities, which include long-term care nursing homes, assisted living facilities and rehabilitation hospitals. At December 31, 2006, we have investments in 239 healthcare facilities located throughout the United States.

Consolidation

Our consolidated financial statements include the accounts of Omega and all direct and indirect wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), addresses the consolidation by business enterprises of VIEs. We consolidate all VIEs for which we are the primary beneficiary. Generally, a VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group the holders of the equity investment at risk lack (i) the ability to make decisions about an entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. FIN 46R requires a VIE to be consolidated in the financial statements of the entity that is determined to be the primary beneficiary of the VIE. The primary beneficiary generally is the entity that will receive a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

In accordance with FIN 46R, we determined that we were the primary beneficiary of one VIE beginning in 2006. This VIE is derived from a financing relationship entered into between Omega and one company that is engaged in the ownership and rental of six skilled nursing facilities (“SNFs”) and one assisted living facility (“ALF”). The consolidation of the VIE as of December 31, 2006 resulted in an increase in our consolidated total assets (primarily real estate) of $37.5 million and liabilities (primarily indebtedness) of approximately $39 million and a decrease in stockholders’ equity of approximately $1.5 million. The creditors of the VIE do not have recourse to our assets.

We have one reportable segment consisting of investments in real estate. Our business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities located in the United States. Our core portfolio consists of long-term lease and mortgage agreements. All of our leases are “triple-net” leases, which require the tenants to pay all property related expenses. Our mortgage revenue derives from fixed-rate mortgage loans, which are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Substantially all depreciation expenses reflected in the consolidated statement of operations relate to the ownership of our investment in real estate.

Restated Financial Data

On December 14, 2006, we filed a Form 10-K/A, which amended our previously filed Form 10-K for fiscal year 2005. Contained within that Form 10-K/A were restated consolidated financial statements for

Notes to Consolidated Financial Statements

the three years ended December 31, 2005. The restatements corrected errors in previously reported amounts related to income tax matters and to certain debt and equity investments in Advocat Inc. (“Advocat”), as well as to the recording of certain straight-line rental income. Amounts reflected herein were derived from the restated financial information rather than the 2005 Form 10-K, which had been filed with the SEC on February 17, 2006 and mailed to shareholders shortly thereafter. Similarly, on December 14, 2006, we filed Forms 10-Q/A amending the previously filed consolidated financial statements for the first and second quarters of fiscal 2006.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Investments and Depreciation

We allocate the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. All costs of significant improvements, renovations and replacements are capitalized. In addition, we capitalize leasehold improvements when certain criteria are met, including when we supervise construction and will own the improvement. Expenditures for maintenance and repairs are charged to operations as they are incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives ranging from 20 to 40 years for buildings and improvements and three to 10 years for furniture, fixtures and equipment. Leasehold interests are amortized over the shorter of useful life or term of the lease, with lives ranging from four to seven years.

Asset Impairment

Management periodically, but not less than annually, evaluates our real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be permanently less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess of historical cost over fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

Notes to Consolidated Financial Statements

If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

For the years ended December 31, 2006, 2005, and 2004 we recognized impairment losses of $0.5 million, $9.6 million and $0.0 million, respectively, including amounts classified within discontinued operations.

Loan Impairment

Management, periodically but not less than annually, evaluates our outstanding loans and notes receivable. When management identifies potential loan impairment indicators, such as non-payment under the loan documents, impairment of the underlying collateral, financial difficulty of the operator or other circumstances that may impair full execution of the loan documents, and management believes these indicators are permanent, then the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows cannot be estimated, the loan is written down to the fair value of the collateral. The fair value of the loan is determined by market research, which includes valuing the property as a nursing home as well as other alternative uses. We recorded loan impairments of $0.9 million, $0.1 million and $0.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan and FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, we currently account for impaired loans using the cost-recovery method applying cash received against the outstanding principal balance prior to recording interest income (see Note 5 – Other Investments). At December 31, 2006 and 2005, we had notes receivable totaling $0.0 million and $1.8 million, respectively, which were determined to be impaired.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash consists primarily of funds escrowed for tenants’ security deposits required by us pursuant to certain contractual terms (see Note 7 – Lease and Mortgage Deposits).

Accounts Receivable

Accounts receivable consists primarily of amounts due under lease and mortgage agreements. Amounts recorded include estimated provisions for loss related to uncollectible accounts and disputed items. On a monthly basis, we review the contractual payment versus actual cash payment received and the contractual payment due date versus actual receipt date. When management identifies delinquencies, a judgment is made as to the amount of provision, if any, that is needed.

Recognizing rental income on a straight-line basis results in recognized revenue exceeding contractual amounts due from our tenants. Such cumulative excess amounts are included in accounts receivable and were $20.0 million and $13.8 million, net of allowances, at December 31, 2006 and 2005, respectively. In

Notes to Consolidated Financial Statements

the case of a lease recognized on a straight-line basis, we will generally provide an allowance for straight-line accounts receivable when certain conditions or indicators of adverse collectibility are present (e.g., lessee payment delinquencies, bankruptcy indicators, etc.). At December 31, 2006 and 2005, the allowance for straight-line accounts receivable was $7.2 million and $6.7 million, respectively.

Investments in Debt and Equity Securities

Marketable securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on securities held as available-for-sale are included in other income. The cost of securities sold is based on the specific identification method. If events or circumstances indicate that the fair value of an investment has declined below its carrying value and we consider the decline to be “other than temporary,” the investment is written down to fair value and an impairment loss is recognized.

In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, during the year ended December 31, 2005, we recorded a $3.4 million provision for impairment to write-down our 760,000 share investment in Sun Healthcare Group, Inc. (“Sun”) common stock to its then current fair market value. During the year ended December 31, 2006, we sold our remaining 760,000 shares of Sun’s common stock for approximately $7.6 million, realizing a gain on the sale of these securities of approximately $2.7 million.

We record dividend and accretion income on preferred stock based upon whether the amount and timing of collections are both probable and reasonably estimable. We recognize accretion income on a prospective basis using the effective interest method to the redemption date of the security.

Our investment in Advocat Series B preferred stock was classified as an available-for-sale security. The face value plus the value of the accrued dividends, which had previously been written down to zero due to impairment, were accreted into income ratably through the Omega redemption date (September 30, 2007). The cumulative amount recognized as income was limited to the fair market value of the preferred stock. The difference between the fair market value of the preferred stock and the accretive value of the security was recorded as other comprehensive income on the balance sheet. The Advocat Series B preferred stock was exchanged for the Advocat Series C preferred stock on October 20, 2006. See Note 5 – Other Investments.

At December 31, 2006, we had one preferred stock investment security (i.e., Series C preferred shares of Advocat, a publicly traded company). This security is classified as a held-to-maturity security and was acquired in the Advocat restructuring. It was initially recorded at fair value and will be accreted to its mandatory redemption value. See Note 5 – Other Investments.

Comprehensive Income

SFAS 130, Reporting Comprehensive Income, establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes net income and all other non-owner changes in stockholders’ equity during a period including unrealized gains and losses on equity securities classified as available-for-sale and unrealized fair value adjustments on certain derivative instruments.

Deferred Financing Costs

Deferred financing costs are amortized on a straight-line basis over the terms of the related borrowings which approximate the effective interest method. Amortization of financing costs totaling $2.0 million, $2.1 million and $1.9 million in 2006, 2005 and 2004, respectively, is classified as “interest -

Notes to Consolidated Financial Statements

amortization of deferred financing costs” in our audited consolidated statements of operations. When financings are terminated, unamortized amounts paid, as well as, charges incurred for the termination, are expensed at the time the termination is made. Gains and losses from the extinguishment of debt are presented as interest expense within income from continuing operations in the accompanying consolidated financial statements.

Revenue Recognition

Rental income is recognized as earned over the terms of the related master leases. Such income generally includes periodic increases based on pre-determined formulas (i.e., such as increases in the Consumer Price Index (“CPI”)) as defined in the master leases. Certain master leases contain provisions relating to specific and determinable increases in rental payments over the term of the leases. Rental income, under lease arrangements with specific and determinable increases, is recognized over the term of the lease on a straight-line basis. Recognition of rental income commences when control of the facility has been given to the tenant. Mortgage interest income is recognized as earned over the terms of the related mortgage notes.

Reserves are taken against earned revenues from leases and mortgages when collection of amounts due becomes questionable or when negotiations for restructurings of troubled operators lead to lower expectations regarding ultimate collection. When collection is uncertain, lease revenues are recorded as received, after taking into account application of security deposits. The recording of any related straight-line rent is suspended until past due amounts have been paid. In the event the straight-line rent is deemed uncollectible, an allowance for loss for the straight-line rent asset will be recognized. Interest income on impaired mortgage loans is recognized as received after taking into account application of security deposits.

Gains or losses on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate. The specific timing of the recognition of the sale and the related gain or loss is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Assets Held for Sale and Discontinued Operations

When a formal plan to sell real estate is adopted the real estate is classified as “assets held for sale,” with the net carrying amount adjusted to the lower of cost or estimated fair value, less cost of disposal. Depreciation of the facilities is excluded from operations after management has committed to a plan to sell the asset. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets sold or designated as held for sale are reported as discontinued operations in our financial statements for all periods presented. We had six assets held for sale as of December 31, 2006 with a combined net book value of $3.6 million.

Derivative Instruments

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, (“FAS No. 133”), requires that all derivatives are recognized on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedge item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

At December 31, 2005, we had one derivative instrument accounted for at fair value resulting from the conversion feature of a redeemable convertible preferred stock security in Advocat, a publicly traded company, to convert that security into Advocat common stock at a fixed exchange rate. On October 20,

Notes to Consolidated Financial Statements

2006, we restructured our relationship with Advocat (the “Second Advocat Restructuring”) such that we no longer own the redeemable convertible preferred stock security in Advocat. As a result, at December 31, 2006, we had no derivative instruments.

Earnings Per Share

Basic earnings per common share (“EPS”) is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the year. Diluted EPS reflects the potential dilution that could occur from shares issuable through stock-based compensation, including stock options, restricted stock and for fiscal year 2004, the conversion of our Series C preferred stock.

Federal and State Income Taxes

So long as we qualify as a REIT, we will not be subject to Federal income taxes on our income. We have accrued a tax liability relating to potential “related party tenant” issues (see Note 10 – Taxes). To the extent that we have foreclosure income from our owned and operated assets, we will incur federal tax at a rate of 35%. To date, our owned and operated assets have generated losses, and therefore, no provision for federal income tax is necessary. We are permitted to own up to 100% of a “taxable REIT subsidiary” (“TRS”). Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had a net operating loss carry-forward as of December 31, 2006 of $12 million. This loss carry-forward was fully reserved with a valuation allowance due to uncertainties regarding realization.

Stock-Based Compensation

Our company grants stock options to employees and directors with an exercise price equal to the fair value of the shares at the date of the grant. Through December 31, 2005, in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, compensation expense was not recognized for these stock option grants. We adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004), Share-Based Payment (“FAS No. 123R”) on January 1, 2006. Accordingly, beginning in 2006, the grant date fair value of stock options granted is recognized as compensation cost over the vesting period. No stock options were granted in 2006.

SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, requires certain disclosures related to our stock-based compensation arrangements.

Notes to Consolidated Financial Statements

The following table presents the effect on net income and earnings per share if we had applied the fair value recognition provisions of FAS No. 123R to our stock-based compensation granted prior to January 1, 2006.

	Year Ended December 31,
	2006	2005	2004
	(in thousands, except per share amounts)
Net income (loss) to common stockholders	$45,774	$25,355	$(36,715)
Add: Stock-based compensation expense included in net income (loss) to common stockholders	4,517	1,141	1,115
	50,291	26,496	(35,600)
Less: Stock-based compensation expense determined under the fair value based method for all awards	4,517	1,319	1,365
Pro forma net income (loss) to common stockholders	$45,774	$25,177	$(36,965)

Earnings per share:
Basic, as reported	$0.78	$0.49	$(0.81)
Basic, pro forma	$0.78	$0.49	$(0.81)
Diluted, as reported	$0.78	$0.49	$(0.81)
Diluted, pro forma	$0.78	$0.48	$(0.81)

No stock options were issued during 2006 and 2005. For options issued during 2004 and prior years, fair value was calculated on the grant dates using the Black-Scholes options-pricing model with the following assumptions.

Significant Weighted-Average Assumptions:
Risk-free Interest Rate at time of Grant	2.50%
Expected Stock Price Volatility	3.00%
Expected Option Life in Years (a)	4
Expected Dividend Payout	5.00%

(a)	Expected life is based on contractual expiration dates

Effects of Recently Issued Accounting Standards

FAS 123R Adoption

In December 2004, the FASB issued FAS No. 123R which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FAS No. 95, Statement of Cash Flows. We adopted FAS No. 123R on January 1, 2006 using the modified prospective transition method. The recorded expense in 2006 as a result of this adoption was $3 thousand.

FIN 48 Evaluation

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 will require expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of our 2007 fiscal year. We are currently evaluating the impact of adoption of FIN 48 on our financial statements.

FAS 157 Evaluation

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“FAS No. 157”). This standard defines fair value, establishes a methodology for measuring fair value and expands

Notes to Consolidated Financial Statements

the required disclosure for fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those years. Provisions of FAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which FAS No. 157 is applied. We are evaluating the impact that FAS No. 157 will have on our financial statements.

Risks and Uncertainties

Our company is subject to certain risks and uncertainties affecting the healthcare industry as a result of healthcare legislation and growing regulation by federal, state and local governments. Additionally, we are subject to risks and uncertainties as a result of changes affecting operators of nursing home facilities due to the actions of governmental agencies and insurers to limit the growth in cost of healthcare services (see Note 6 - Concentration of Risk).

Reclassifications

Certain reclassifications have been made in the prior year financial statements to conform to the 2006 presentation.

NOTE 3 - PROPERTIES

Leased Property

Our leased real estate properties, represented by 228 long-term care facilities and two rehabilitation hospitals at December 31, 2006, are leased under provisions of single leases and master leases with initial terms typically ranging from 5 to 15 years, plus renewal options. Substantially all of the leases and master leases provide for minimum annual rentals that are typically subject to annual increases based upon the lesser of a fixed amount or increases derived from changes in CPI. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

A summary of our investment in leased real estate properties is as follows:

	December 31,
	2006	2005
	(in thousands)
Buildings	$1,166,010	$934,341
Land	71,155	56,151
	1,237,165	990,492
Less accumulated depreciation	(188,188)	(156,198)
Total	$1,048,977	$834,294

The future minimum estimated rents due for the remainder of the initial terms of the leases are as follows:

(in thousands)
2007	$133,958
2008	132,868
2009	134,454
2010	134,322
2011	124,632
Thereafter	404,852
$1,065,086

Notes to Consolidated Financial Statements

Below is a summary of the significant lease transactions that occurred in 2006.

Advocat, Inc.

On October 20, 2006, we restructured our relationship with Advocat (the “Second Advocat Restructuring”) by entering into a Restructuring Stock Issuance and Subscription Agreement with Advocat (the “2006 Advocat Agreement”). Pursuant to the 2006 Advocat Agreement, we exchanged the Advocat Series B preferred stock and subordinated note issued to us in November 2000 in connection with a restructuring because Advocat was in default on its obligations to us (the “Initial Advocat Restructuring”) for 5,000 shares of Advocat’s Series C non-convertible, redeemable (at our option after September 30, 2010) preferred stock with a face value of approximately $4.9 million and a dividend rate of 7% payable quarterly, and a secured non-convertible subordinated note in the amount of $2.5 million maturing September 30, 2007 and bearing interest at 7% per annum. As part of the Second Advocat Restructuring, we also amended our Consolidated Amended and Restated Master Lease by and between one of its subsidiaries, as lessor, and a subsidiary of Advocat, as lessee, to commence a new 12-year lease term through September 30, 2018 (with a renewal option for an additional 12 year term) and Advocat agreed to increase the master lease annual rent by approximately $687,000 to approximately $14 million commencing on January 1, 2007.

The Second Advocat Restructuring has been accounted for as a new lease in accordance with FASB Statement No. 13, Accounting for Leases (“FAS No. 13”) and FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases (“FASB TB No. 88-1”). The fair value of the assets exchanged in the restructuring (i.e., the Series B non-voting redeemable convertible preferred stock and the secured convertible subordinated note, with a fair value of $14.9 million and $2.5 million, respectively, at October 20, 2006) in excess of the fair value of the assets received (the Advocat Series C non-convertible redeemable preferred stock and the secured non-convertible subordinated note, with a fair value of $4.1 million and $2.5 million, respectively, at October 20, 2006) have been recorded as a lease inducement asset of approximately $10.8 million in the fourth quarter of 2006 and is included in accounts receivable - net on our consolidated balance sheet. The $10.8 million lease inducement asset will be amortized as a reduction to rental income on a straight-line basis over the term of the new master lease. The exchange of securities also resulted in a gain in the fourth quarter of 2006 of approximately $3.6 million representing: (i) the fair value of the secured convertible subordinated note of $2.5 million, previously reserved; and (ii) the realization of the gain on investments previously classified as other comprehensive income of approximately $1.1 million relating to the Series B non-voting redeemable convertible preferred stock.

Guardian LTC Management, Inc.

On September 1, 2006, we completed a $25.0 million investment with subsidiaries of Guardian LTC Management, Inc. (“Guardian”), an existing operator of ours. The transaction involved the purchase and leaseback of a skilled nursing facility (“SNF”) in Pennsylvania and termination of a purchase option on a combination SNF and rehabilitation hospital in West Virginia owned by us. The facilities were included in an existing master lease with Guardian with an increase in contractual annual rent of approximately $2.6 million in the first year and the master lease now includes 17 facilities. In addition, the master lease term was extended from October 2014 through August 2016.

In accordance with FASB Statement No. 13, Accounting Leases (“FAS No. 13”) and FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases (“FASB TB No. 88-1”), $19.2 million of the $25.0 million transaction amount will be accounted for as a lease inducement and is classified within accounts receivable - net on our consolidated balance sheets. The lease inducement will be amortized as a reduction to rental income on a straight-line basis over the term of the new master lease. The remaining payment to Guardian of $5.8 million will be allocated to the purchase of the Pennsylvania SNF.

Notes to Consolidated Financial Statements

Litchfield Transaction

On August 1, 2006, we completed a transaction with Litchfield Investment Company, LLC and its affiliates (“Litchfield”) to purchase 30 SNFs and one independent living center for a total investment of approximately $171 million. The facilities total 3,847 beds and are located in the states of Colorado (5), Florida (7), Idaho (1), Louisiana (13), and Texas (5). The facilities were subject to master leases with three national healthcare providers, which are existing tenants of the Company. The tenants are Home Quality Management, Inc. (“HQM”), Nexion Health, Inc. (“Nexion”), and Peak Medical Corporation, which was acquired by Sun Healthcare Group, Inc. (“Sun”) in December of 2005.

Simultaneously with the close of the purchase transaction, the seven HQM facilities were combined into an Amended and Restated Master Lease containing 13 facilities between us and HQM. In addition, the 18 Nexion facilities were combined into an Amended and Restated Master Lease containing 22 facilities between us and Nexion.

We entered into a Master Lease, Assignment and Assumption Agreement with Litchfield on the six Sun facilities. These six facilities are currently under a master lease that expires on September 30, 2007. A portion of the acquisition price totaling $1.6 million was allocated to a lease intangible associated with our assumption of the Sun lease. This amount is being amortized as an increase to rental income over the remaining term of the lease which ends September 30, 2007.

Haven Eldercare, LLC

During the three months ending March 31, 2006, Haven Eldercare, LLC (“Haven”), an existing operator of ours, entered into a $39 million first mortgage loan with General Electric Capital Corporation (“GE Loan”). Haven used the $39 million of proceeds to partially repay on a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of our remaining $23 million on the mortgage note, due in October 2012, to that of the GE Loan. As a result of this transaction, the interest rate on our remaining mortgage note to Haven rose from 10% to approximately 15%, with annual escalators.

In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial statements and related real estate of this Haven entity into our financial statements. The consolidation resulted in the following changes to our consolidated balance sheet as of December 31, 2006: (1) an increase in total gross investments of $39.0 million; (2) an increase in accumulated depreciation of $1.6 million; (3) an increase in accounts receivable-net of $0.1 million relating to straight-line rent; (4) an increase in other long-term borrowings of $39.0 million; and (5) a reduction of $1.5 million in cumulative net earnings for the twelve months ended December 31, 2006 due to the increased depreciation expense offset by straight-line rental revenue. General Electric Capital Corporation and Haven’s other creditors do not have recourse to our assets. We have an option to purchase the mortgaged facilities for a fixed price in 2012. Our results of operations reflect the effects of the consolidation of this entity, which is being accounted for similarly to our other purchase-leaseback transactions.

Notes to Consolidated Financial Statements

Acquisitions

The table below summarizes the acquisitions completed during the years ended December 31, 2006 and 2005. The purchase price includes estimated transaction costs. The amount allocated to land, buildings, and below-market lease liability was $15.2 million, $163.6 million and $1.6 million, respectively, for the 2006 acquisitions and $19.7 million, $246.8 million and $0 million, respectively, for the 2005 acquisitions.

2006 Acquisitions
100% Interest Acquired	Acquisition Date	Purchase Price ($000’s)

Thirty one facilities in CO, FL, ID, LA, TX	August 1, 2006	$171,400
One Facility in PA	September 1, 2006	5,800

2005 Acquisitions
100% Interest Acquired	Acquisition Date	Purchase Price ($000’s)

Thirteen facilities in OH	January 13, 2005	$79,300
Two facilities in TX	June 1, 2005	9,500
Five facilities in PA and OH	June 28, 2005	49,600
Three facilities in TX	November 1, 2005	12,800
Eleven facilities in OH	December 16, 2005	115,300

The acquired properties are included in our results of operations from the respective date of acquisition. The following unaudited pro forma results of operations reflect these transactions as if each had occurred on January 1 of the year of the acquisition and the immediately preceding year. In our opinion, all significant adjustments necessary to reflect the effects of the acquisitions have been made.

	Pro forma Year Ended December 31,
	2006	2005	2004
	(in thousands, except per share amount, unaudited)

Revenues	$146,683	$145,369	$116,344
Net income	$56,862	$42,110	$24,232

Earnings per share – pro forma:
Earnings (loss) per share – Basic	$0.80	$0.55	$(0.72)
Earnings (loss) per share – Diluted	$0.80	$0.55	$(0.72)

Assets Sold or Held for Sale

•
We had six assets held for sale as of December 31, 2006 with a net book value of approximately $3.6 million. We had eight assets held for sale as of December 31, 2005 with a combined net book value of $5.8 million, which includes a reclassification of five assets with a net book value of $4.6 million that were sold or reclassified as held for sale during 2006.

•
During the three months ended March 31, 2006, a $0.1 million provision for impairment charge was recorded to reduce the carrying value to its sales price of one facility that was under contract to be sold that was subsequently sold during the second quarter of 2006. During the three months ended December 31, 2006, a $0.4 million impairment charge was recorded to reduce the carrying value of two facilities, currently under contract to be sold in the first quarter of 2007, to their respective sales price.

Notes to Consolidated Financial Statements

•
During the year ended December 31, 2005, a combined $9.6 million provision for impairment charge was recorded to reduce the carrying value on several facilities, some of which were subsequently closed, to their estimated fair values.

2006 Asset Sales

•	For the three-month period ending December 31, 2006, we sold an ALF in Ohio resulting in an accounting gain of approximately $0.4 million.
•	For the three-month period ending June 30, 2006, we sold two SNFs in California resulting in an accounting loss of approximately $0.1 million.
•	For the three-month period ending March 31, 2006, we sold a SNF in Illinois resulting in an accounting loss of approximately $0.2 million.

2005 and 2004 Asset Sales

Alterra Healthcare Corporation

On December 1, 2005, AHC Properties, Inc., a subsidiary of Alterra Healthcare Corporation (“Alterra”) exercised its option to purchase six ALFs. We received cash proceeds of approximately $20.5 million, resulting in a gain of approximately $5.6 million.

Alden Management Services, Inc.

On June 30, 2005, we sold four SNFs to subsidiaries of Alden Management Services, Inc., who previously leased the facilities from us. All four facilities are located in Illinois. The sales price totaled approximately $17 million. We received net cash proceeds of approximately $12 million plus a secured promissory note of approximately $5.4 million. The sale resulted in a non-cash accounting loss of approximately $4.2 million.

Other 2005 and 2004 Asset Sales

•	In November 2005, we sold a SNF in Florida for net cash proceeds of approximately $14.1 million, resulting in a gain of approximately $5.8 million.

•	In August 2005, we sold 50.4 acres of undeveloped land, located in Ohio, for net cash proceeds of approximately $1 million. The sale resulted in a gain of approximately $0.7 million.

•
In March 2005, we sold three facilities, located in Florida and California, for their approximate net book value realizing cash proceeds of approximately $6 million, net of closing costs and other expenses.

•	During 2004, we sold six closed facilities, realizing proceeds of approximately $5.7 million, net of closing costs and other expenses, resulting in a net gain of approximately $3.3 million.

In accordance with SFAS No. 144, all related revenues and expenses as well as the realized gains, losses and provisions for impairment from the above mentioned facilities are included within discontinued operations in our consolidated statements of operations for their respective time periods. In addition, facilities not previously classified as held for sale as of December 31, 2005, that have been sold or classified as held for sale during 2006, have been reclassified to held for sale on our consolidated balance sheet as of December 31, 2005.

Notes to Consolidated Financial Statements

NOTE 4 - MORTGAGE NOTES RECEIVABLE

Mortgage notes receivable relate to nine long-term care facilities. The mortgage notes are secured by first mortgage liens on the borrowers’ underlying real estate and personal property. The mortgage notes receivable relate to facilities located in four states, operated by five independent healthcare operating companies. We monitor compliance with mortgages and when necessary have initiated collection, foreclosure and other proceedings with respect to certain outstanding loans. As of December 31, 2006, we have no foreclosed property and none of our mortgages were in foreclosure proceedings. At December 31, 2006 and December 31, 2005, no mortgage notes were impaired and there were no reserves for uncollectible mortgage notes.

Below is a summary of the significant mortgage transactions that occurred in 2006 and 2005.

Hickory Creek Healthcare Foundation, Inc.

On June 16, 2006, we received approximately $10 million in proceeds on a mortgage loan payoff. We held mortgages on 15 facilities located in Indiana, representing 619 beds.

Haven Eldercare, LLC

During the three months ended March 31, 2006, Haven Eldercare, LLC (“Haven”), an existing operator of ours, entered into a $39 million first mortgage loan with General Electric Capital Corporation (“GE Loan”). Haven used the $39 million of proceeds to partially repay on a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of our remaining $23 million of the mortgage note, due in October 2012, to that of the GE Loan. As a result of this transaction, the interest rate on our remaining mortgage note to Haven rose from 10% to approximately 15%, with annual escalators. In accordance with FIN 46R, we consolidated the financial statements and related real estate of the Haven entity that is the debtor under our mortgage note. See Note 3 – Properties.

Mariner Health Care, Inc.

On February 1, 2005, Mariner Health Care, Inc. (“Mariner”) exercised its right to prepay in full the $59.7 million aggregate principal amount owed to us under a promissory note secured by a mortgage with an interest rate of 11.57%, together with the required prepayment premium of 3% of the outstanding principal balance, an amendment fee and all accrued and unpaid interest.

At December 31, 2006, all mortgages were structured as fixed-rate mortgages. The outstanding principal amounts of mortgage notes receivable, net of allowances, were as follows:

	December 31,
	2006	2005
	(in thousands)

Mortgage note due 2014; monthly payment of $63,707, including interest at 11.00%	6,454	6,496
Mortgage note due 2010; monthly payment of $124,833, including interest at 11.50%	12,587	12,634
Mortgage note due 2016; monthly interest only payment of $118,931 at 11.50%	10,730	10,732
Mortgage note paid off 2nd quarter 2006, interest rate was 10.00%	—	9,991
Mortgage note due 2012; interest only at 10% (1)	—	61,750
Other mortgage notes	2,115	2,919
Total mortgages—net (2)	$31,886	$104,522

(1)
As a result of the application of FIN 46R in 2006, we consolidated the Haven entity that was the debtor on this mortgage note. Our balance sheet at December 31, 2006 reflects real estate assets of $62 million, reflecting the real estate owned by the Haven entity.

(2)	Mortgage notes are shown net of allowances of $0.0 million in 2006 and 2005.

Notes to Consolidated Financial Statements

NOTE 5 - OTHER INVESTMENTS

A summary of our other investments is as follows:
	At December 31,
	2006	2005
	(in thousands)
Notes receivable(1)	$17,071	$21,039
Notes receivable allowance	(1,512)	(2,412)
Marketable securities and other	6,519	10,291
Total other investments	$22,078	$28,918

(1)	Includes notes receivable deemed impaired in 2006 and 2005 of $0 million and $1.8 million, respectively.

For the year ended December 31, 2006 and 2005, the following transactions impacted our other investments:

Advocat Subordinated Debt and Convertible Preferred Stock Investments

•      Under our 2000 restructuring agreement with Advocat, we received the following: (i) 393,658 shares of Advocat’s Series B non-voting, redeemable (on or after September 30, 2007), convertible preferred stock, which was convertible into up to 706,576 shares of Advocat’s common stock (representing 9.9% of the outstanding shares of Advocat’s common stock on a fully diluted, as-converted basis and accruing dividends at 7% per annum); and (ii) a secured convertible subordinated note in the amount of $1.7 million bearing interest at 7% per annum with a September 30, 2007 maturity, (collectively the “Initial Advocat Securities”). On October 20, 2006, we restructured our relationship with Advocat (the “Second Advocat Restructuring”) by entering into a Restructuring Stock Issuance and Subscription Agreement with Advocat (the “2006 Advocat Agreement”). Pursuant to the 2006 Advocat Agreement, we exchanged the Initial Advocat Securities issued to us in November 2000 for 5,000 shares of Advocat’s Series C non-convertible, redeemable (at our option after September 30, 2010) preferred stock with a face value of approximately $4.9 million and a dividend rate of 7% payable quarterly, and a secured non-convertible subordinated note in the amount of $2.5 million maturing September 30, 2007 and bearing interest at 7% per annum.

•      In accordance with FAS No. 115, the Advocat Series B security was a compound financial instrument. During the period of our ownership of this security, the embedded derivative value of the conversion feature was recorded separately at fair market value in accordance with FAS No. 133. The non-derivative portion of the security was classified as an available-for-sale investment and was stated at its fair value with unrealized gains or losses recorded in accumulated other comprehensive income. At December 31, 2005, the fair value of the conversion feature was $1.1 million and the fair value of the non-derivative portion of the security was $4.3 million. As a result of the Second Advocat Restructuring, we recorded a gain of $1.1 million associated with the exchange of the Advocat Series B preferred stock. See Note 3 – Properties.

•      In accordance with FAS No. 114 and FAS No. 118, the $1.7 million Advocat secured convertible subordinated note was fully reserved and accounted for using the cost-recovery method applying cash received against the outstanding principal balance prior to recording interest income. As a result of the Second Advocat Restructuring, in 2006 a $2.5 million gain associated with the exchange of this note was recorded. See Note 3–Properties.

•      As a result of the Second Advocat Restructuring, we obtained 5,000 shares of Advocat Series C non-convertible redeemable preferred stock. This security was initially recorded at its estimated fair value of $4.1 million. In accordance with FAS No. 115, we have classified this security as held-to-maturity. Accordingly, the carrying value of this security will be accreted to its mandatory redemption value of $4.9 million. At December 31, 2006, the carrying value of this security was $4.1 million.

Notes to Consolidated Financial Statements

•      Also, as a result of the Second Advocat Restructuring, we obtained a secured non-convertible subordinated note from Advocat in the amount of $2.5 million. This note was recorded at its estimated fair value of $2.5 million. At December 31, 2006, the carrying value of the note was $2.5 million.

Sun Healthcare Common Stock Investment

•      Under our 2004 restructuring agreement with Sun, we received the right to convert deferred base rent owed to us, totaling approximately $7.8 million, into 800,000 shares of Sun’s common stock, subject to certain non-dilution provisions and the right of Sun to pay cash in an amount equal to the value of that stock in lieu of issuing stock to us.

•      In March 2004, we exercised our right to convert the deferred base rent into fully paid and non-assessable shares of Sun’s common stock. In April 2004, we received a stock certificate for 760,000 restricted shares of Sun’s common stock and cash in the amount of approximately $0.5 million in exchange for the remaining 40,000 shares of Sun’s common stock. In July 2004, Sun registered these shares with the SEC. During the period of our ownership of this security, we accounted for the 760,000 shares as “available for sale” marketable securities with changes in market value recorded in other comprehensive income.

•
In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS No. 115”), in June 2005, we recorded a $3.4 million provision for impairment to write-down our 760,000 share investment in Sun common stock to its then current fair market value of $4.9 million. At December 31, 2005, the fair value of our Sun stock investment was $5.0 million.

•
During the three months ended September 30, 2006, we sold our remaining 760,000 shares of Sun’s common stock for approximately $7.6 million, realizing a gain on the sale of these securities of approximately $2.7 million.

Notes Receivable

At December 31, 2006, we had 11 notes receivable totaling $15.6 million, net of allowance, with maturities ranging from on demand to 2016. At December 31, 2005, we had 13 notes receivable totaling $18.6 million, net of allowance, with maturities ranging from on demand to 2014.

NOTE 6 - CONCENTRATION OF RISK

As of December 31, 2006, our portfolio of domestic investments consisted of 239 healthcare facilities, located in 27 states and operated by 32 third-party operators. Our gross investment in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $1.3 billion at December 31, 2006, with approximately 98% of our real estate investments related to long-term care facilities. This portfolio is made up of 222 long-term healthcare facilities, two rehabilitation hospitals owned and leased to third parties, fixed rate mortgages on 9 long-term healthcare facilities and six facilities held for sale. At December 31, 2006, we also held miscellaneous investments of approximately $22 million, consisting primarily of secured loans to third-party operators of our facilities.

At December 31, 2006, approximately 25% of our real estate investments were operated by two public companies: Sun (17%) and Advocat (8%). Our largest private company operators (by investment) were CommuniCare Health Services, Inc. (“CommuniCare”) (15%), Haven (9%), HQM (8%), Guardian (7%), Nexion (6%) and Essex Healthcare Corporation (6%). No other operator represents more than 4% of our investments. The three states in which we had our highest concentration of investments were Ohio (22%), Florida (14%) and Pennsylvania (9%) at December 31, 2006.

For the year ended December 31, 2006, our revenues from operations totaled $135.7 million, of which approximately $25.1 million were from Sun (19%), $20.3 million from CommuniCare (15%) and

Notes to Consolidated Financial Statements

$15.3 million from Advocat (11%). No other operator generated more than 9% of our revenues from operations for the year ended December 31, 2006.

Sun and Advocat are subject to the reporting requirements of the SEC and are required to file with the SEC annual reports containing audited financial information and quarterly reports containing unaudited interim financial information. Sun’s and Advocat’s filings with the SEC can be found at the SEC’s website at www.sec.gov. We are providing this data for information purposes only, and you are encouraged to obtain Sun’s and Advocat’s publicly available filings from the SEC.

NOTE 7 - LEASE AND MORTGAGE DEPOSITS

We obtain liquidity deposits and letters of credit from most operators pursuant to our lease and mortgage contracts with the operators. These generally represent the rental and mortgage interest for periods ranging from three to six months with respect to certain of its investments. The liquidity deposits may be applied in the event of lease and loan defaults, subject to applicable limitations under bankruptcy law with respect to operators filing under Chapter 11 of the United States Bankruptcy Code. At December 31, 2006, we held $4.1 million in such liquidity deposits and $16.9 million in letters of credit. Liquidity deposits are recorded as restricted cash on our consolidated balance sheet. Additional security for rental and mortgage interest revenue from operators is provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets of the operators, provisions for cross default, provisions for cross-collateralization and by corporate/personal guarantees.

NOTE 8 - BORROWING ARRANGEMENTS

Secured Borrowings

At December 31, 2006, we had $150.0 million outstanding under our $200 million revolving senior secured credit facility (the “New Credit Facility”) and $2.5 million was utilized for the issuance of letters of credit, leaving availability of $47.5 million. The $150.0 million of outstanding borrowings had a blended interest rate of 6.60% at December 31, 2006. The New Credit Facility, entered into on March 31, 2006, is being provided by Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, UBS Securities LLC, General Electric Capital Corporation, LaSalle Bank N.A., and Citicorp North America, Inc. and will be used for acquisitions and general corporate purposes.

The New Credit Facility replaced our previous $200 million senior secured credit facility (the “Prior Credit Facility”), that was terminated on March 31, 2006. The New Credit Facility matures on March 31, 2010, and includes an “accordion feature” that permits us to expand our borrowing capacity to $300 million during our first two years. For the year ended December 31, 2006, we recorded a one-time, non-cash charge of approximately $2.7 million relating to the write-off of deferred financing costs associated with the termination of our Prior Credit Facility.

Our long-term borrowings require us to meet certain property level financial covenants and corporate financial covenants, including prescribed leverage, fixed charge coverage, minimum net worth, limitations on additional indebtedness and limitations on dividend payouts. As of December 31, 2006, we were in compliance with all property level and corporate financial covenants.

At December 31, 2005, we had a $200 million revolving senior secured credit facility (“Credit Facility”) of which $58.0 million was outstanding and $3.9 million was utilized for the issuance of letters of credit, leaving availability of $138.1 million. On April 26, 2005, we amended our Credit Facility to reduce both LIBOR and Base Rate interest spreads (as defined in the Credit Facility) by 50 basis points for borrowings outstanding. The $58.0 million of outstanding borrowings had a blended interest rate of 7.12% at December 31, 2005.

Notes to Consolidated Financial Statements

Unsecured Borrowings

$100 Million Aggregate Principal Amount of 6.95% Unsecured Notes Tender and Redemption

On December 16, 2005, we initiated a tender offer and consent solicitation for all of our outstanding $100 million aggregate principal amount 6.95% notes due 2007 (the “2007 Notes”). On December 30, 2005, we accepted for purchase 79.3% of the aggregate principal amount of the 2007 Notes outstanding that were tendered. On December 30, 2005, our Board of Directors also authorized the redemption of all outstanding 2007 Notes that were not otherwise tendered. On December 30, 2005, upon our irrevocable funding of the full redemption price for the 2007 Notes and certain other acts required by the Indenture governing the 2007 Notes, the Trustee of the 2007 Notes certified in writing to us (the “Certificate of Satisfaction and Discharge”) that the Indenture was satisfied and discharged as of December 30, 2005, except for certain provisions. In accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, we removed 79.3% of the aggregate principal amount of the 2007 Notes, which were tendered in our tender offer and consent solicitation, and the corresponding portion of the funds held in trust by the Trustee to pay the tender price from our balance sheet and recognized $2.8 million of additional interest expense associated with the tender offer. On January 18, 2006, we completed the redemption of the remaining 2007 Notes not otherwise tendered. In connection with the redemption and in accordance with SFAS No. 140, we recognized $0.8 million of additional interest expense in the first quarter of 2006. As of January 18, 2006, none of the 2007 Notes remained outstanding.

$175 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

On December 30, 2005, we closed on a private offering of $175 million of 7% senior unsecured notes due 2016 (“2016 Notes”) at an issue price of 99.109% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 7.125%), resulting in gross proceeds to us of approximately $173.4 million. The 2016 Notes are unsecured senior obligations to us, which have been guaranteed by our subsidiaries. The 2016 Notes were issued in a private placement to qualified institutional buyers under Rule 144A under the Securities Act of 1933 (the “Securities Act”). A portion of the proceeds of this private offering was used to pay the tender price and redemption price of the 2007 Notes. On February 24, 2006, we filed a registration statement on Form S-4 under the Securities Act with the SEC offering to exchange up to $175 million aggregate principal amount of our registered 7% Senior Notes due 2016 (the “2016 Exchange Notes”), for all of our outstanding unregistered 2016 Notes. The terms of the 2016 Exchange Notes are identical to the terms of the 2016 Notes, except that the 2016 Exchange Notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The 2016 Exchange Notes represent our unsecured senior obligations and are guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. In April 2006, upon the expiration of the 2016 Notes Exchange Offer, $175 million aggregate principal amount of 2016 Notes were exchanged for the 2016 Exchange Notes.

$50 Million Aggregate Principal Amount of 7% Unsecured Notes Issuance

On December 2, 2005, we completed a privately placed offering of an additional $50 million aggregate principal amount of 7% senior notes due 2014 (the “2014 Add-on Notes”) at an issue price of 100.25% of the principal amount of the notes (equal to a per annum yield to maturity of approximately 6.95%), resulting in gross proceeds to us of approximately $50.1 million. The terms of the 2014 Add-on Notes offered were substantially identical to our existing $200 million aggregate principal amount of 7% senior notes due 2014 issued in March 2004. The 2014 Add-on Notes were issued through a private placement to qualified institutional buyers under Rule 144A under the Securities Act. After giving effect to the issuance of the $50 million aggregate principal amount of this offering, we had outstanding $310 million aggregate principal amount of 7% senior notes due 2014. On February 24, 2006, we filed a registration statement on Form S-4 under the Securities Act with the SEC offering to exchange up to $50 million aggregate principal amount of our registered 7% Senior Notes due 2014 (the “2014 Add-on Exchange

Notes to Consolidated Financial Statements

Notes”), for all of our outstanding unregistered 2014 Add-on Notes. The terms of the 2014 Add-on Exchange Notes are identical to the terms of the 2014 Add-on Notes, except that the 2014 Add-on Exchange Notes are registered under the Securities Act and therefore freely tradable (subject to certain conditions). The 2014 Add-on Exchange Notes represent our unsecured senior obligations and are guaranteed by all of our subsidiaries with unconditional guarantees of payment that rank equally with existing and future senior unsecured debt of such subsidiaries and senior to existing and future subordinated debt of such subsidiaries. In May 2006, upon the expiration of the 2014 Add-on Notes Exchange Offer, $50 million aggregate principal amount of 2014 Add-on Notes were exchanged for the 2014 Add-on Exchange Notes.

Other Long-Term Borrowings

During the three months ended March 31, 2006, Haven used the $39 million of proceeds from the GE Loan to partially repay a portion of a $62 million mortgage it has with us. Simultaneously, we subordinated the payment of its remaining $23 million on the mortgage note to that of the GE Loan. In conjunction with the above transactions and the application of FIN 46R, we consolidated the financial statements of this Haven entity into our financial statements, which contained the long-term borrowings with General Electric Capital Corporation of $39.0 million. The loan has an interest rate of approximately seven percent and is due in 2012. The lender of the $39.0 million does not have recourse to our assets. See Note – 3 Properties; Leased Property.

The following is a summary of our long-term borrowings:

	December 31,
	2006	2005
	(in thousands)
Unsecured borrowings:
6.95% Notes due January 2006	$—	$20,682
7% Notes due August 2014	310,000	310,000
7% Notes due January 2016	175,000	175,000
Haven – GE Loan due October 2012	39,000	—
Premium on 7% Notes due August 2014	1,148	1,306
Discount on 7% Notes due January 2016	(1,417)	(1,559)
Other long-term borrowings	2,410	2,800
	526,141	508,229
Secured borrowings:
Revolving lines of credit	150,000	58,000
Totals	$676,141	$566,229

Real estate investments with a gross book value of approximately $268 million are pledged as collateral for outstanding secured borrowings at December 31, 2006.

The required principal payments, excluding the premium/discount on the 7% Notes, for each of the five years following December 31, 2006 and the aggregate due thereafter are set forth below:

(in thousands)
2007	$415
2008	435
2009	465
2010	150,495
2011	290
Thereafter	524,310
Totals	$676,410

Notes to Consolidated Financial Statements

NOTE 9 - FINANCIAL INSTRUMENTS

At December 31, 2006 and 2005, the carrying amounts and fair values of our financial instruments were as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:	(in thousands)
Cash and cash equivalents	$729	$729	$3,948	$3,948
Restricted cash	4,117	4,117	5,752	5,752
Mortgage notes receivable – net	31,886	31,975	104,522	105,981
Other investments	22,078	20,996	28,918	29,410
Totals	$58,810	$57,817	$143,140	$145,091
Liabilities:
Revolving lines of credit	$150,000	$150,000	$58,000	$58,000
6.95% Notes	—	—	20,682	20,674
7.00% Notes due 2014	310,000	317,116	310,000	315,007
7.00% Notes due 2016	175,000	182,826	175,000	172,343
(Discount)/Premium on 7.00% Notes – net	(269)	(121)	(253)	(86)
Other long-term borrowings	41,410	43,868	2,800	2,791
Totals	$676,141	$693,689	$566,229	$568,729

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. (See Note 2 - Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts we would realize in a current market exchange.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments.

•
Cash and cash equivalents: The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value because of the short maturity of these instruments (i.e., less than 90 days).

•
Mortgage notes receivable: The fair values of the mortgage notes receivables are estimated using a discounted cash flow analysis, using interest rates being offered for similar loans to borrowers with similar credit ratings.

•
Other investments: Other investments are primarily comprised of: (i) notes receivable; (ii) a redeemable non-convertible preferred security in 2006 and a redeemable convertible preferred security in 2005; (iii) an embedded derivative of the redeemable convertible preferred security in 2005; (iv) a subordinated debt instrument of a publicly traded company; and (v) a marketable common stock security held for resale in 2005. The fair values of notes receivable are estimated using a discounted cash flow analysis, using interest rates being offered for similar loans to borrowers with similar credit ratings. The fair value of the embedded derivative is estimated using a financial pricing model and market data derived from the underlying issuer’s common stock. The fair value of the marketable securities are estimated using discounted cash flow and volatility assumptions or, if available, a quoted market value.

Notes to Consolidated Financial Statements

•	Revolving lines of credit: The carrying values of our borrowings under variable rate agreements approximate their fair values.

•	Senior notes and other long-term borrowings: The fair value of our borrowings under fixed rate agreements are estimated based on open market trading activity provided by a third party.

From time to time, we may utilize interest rate swaps and caps to fix interest rates on variable rate debt and reduce certain exposures to interest rate fluctuations. We do not use derivatives for trading or speculative purposes. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. At December 31, 2005 and 2006, we had no derivative instruments relating to interest rate swaps and caps on our balance sheet.

To manage interest rate risk, we may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated. We account for derivative financial instruments under the guidance of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Instruments and Certain Hedging Activities, an Amendment of Statement No. 133. These financial accounting standards require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in Other Comprehensive Income until the hedge item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

NOTE 10 - TAXES

We were organized to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code. So long as we qualify as a REIT and, among other things, we distribute 90% of our taxable income, we will not be subject to Federal income taxes on our income, except as described below. For tax year 2006, preferred and common dividend payments of approximately $67 million made throughout 2006 satisfy the 2006 REIT requirements relating to qualifying income. We are permitted to own up to 100% of a “taxable REIT subsidiary” (“TRS”). Currently, we have two TRSs that are taxable as corporations and that pay federal, state and local income tax on their net income at the applicable corporate rates. These TRSs had net operating loss carry-forwards as of December 31, 2006, 2005 and 2004 of $12 million, $14 million and $15 million, respectively. These loss carry-forwards were fully reserved with a valuation allowance due to uncertainties regarding realization.

Except with respect to the potential Advocat “related party tenant” issue discussed below, we believe we have conducted, and we intend to continue to conduct, our operations so as to qualify as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements, some on an annual and some on a quarterly basis, established under highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. We cannot assure you that we will at all times satisfy these rules and tests.

If we were to fail to qualify as a REIT in any taxable year, as a result of a determination that we failed to meet the annual distribution requirement or otherwise, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates with respect to each such taxable year for which the statute of limitations remains open. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a

Notes to Consolidated Financial Statements

REIT for the four taxable years following the year during which qualification is lost. This treatment would significantly reduce our net earnings and cash flow because of our additional tax liability for the years involved, which could significantly impact our financial condition.

Advocat Restructurings

In November 2000, Advocat, an operator of various skilled nursing facilities owned by or mortgaged to us, was in default on its obligations to us. As a result, we entered into an agreement with Advocat with respect to the restructuring of Advocat’s obligations pursuant to leases and mortgages for the facilities then operated by Advocat (the “Initial Advocat Restructuring”). As part of the Initial Advocat Restructuring in 2000, Advocat issued to us (i) 393,658 shares of Advocat’s Series B non-voting, redeemable (on or after September 30, 2007), convertible preferred stock, which was convertible into up to 706,576 shares of Advocat’s common stock (representing 9.9% of the outstanding shares of Advocat’s common stock on a fully diluted, as-converted basis and accruing dividends at 7% per annum), and (ii) a secured convertible subordinated note in the amount of $1.7 million bearing interest at 7% per annum with a September 30, 2007 maturity.

Subsequent to the Initial Advocat Restructuring, Advocat’s operations and financial condition have improved and there has been a significant increase in the market value of Advocat’s common stock from approximately $0.31 per share at the time of the Initial Advocat Restructuring to the closing price on October 20, 2006 of $18.84. As a result of the significant increase in the value of the common stock underlying the Series B preferred stock of Advocat held by us, on October 20, 2006 we again restructured our relationship with Advocat (the “Second Advocat Restructuring”) by entering into a Restructuring Stock Issuance and Subscription Agreement with Advocat (the “2006 Advocat Agreement”). Pursuant to the 2006 Advocat Agreement, we exchanged the Advocat Series B preferred stock and subordinated note issued in the Initial Advocat Restructuring for 5,000 shares of Advocat’s Series C non-convertible, redeemable (at our option after September 30, 2010) preferred stock with a face value of approximately $4.9 million and a dividend rate of 7% payable quarterly, and a secured non-convertible subordinated note in the amount of $2.5 million maturing September 30, 2007 and bearing interest at 7% per annum. As part of the Second Advocat Restructuring, we also amended our Consolidated Amended and Restated Master Lease by and between one of our subsidiaries, as lessor, and a subsidiary of Advocat, as lessee, to commence a new 12-year lease term through September 30, 2018 (with a renewal option for an additional 12 year term) and Advocat has agreed to increase the master lease annual rent by approximately $687,000 to approximately $14 million commencing on January 1, 2007.

Advocat Related Party Tenant Issue

Management believes that certain of the terms of the Advocat Series B preferred stock previously held by us could be interpreted as affecting our compliance with federal income tax rules applicable to REITs regarding related party tenant income.

The market value for Advocat’s common stock has increased significantly since the completion of the Initial Advocat Restructuring. In connection with exploring the potential disposition of the Advocat Series B preferred stock as part of the Second Advocat Restructuring, we were advised by our tax counsel that due to the structure of the Initial Advocat Restructuring, Advocat may be deemed to be a “related party tenant” under applicable federal income tax rules and, in such event, rental income from Advocat would not be qualifying income under the gross income tests that are applicable to REITs.

In order to maintain qualification as a REIT, we annually must satisfy certain tests regarding the source of our gross income. The applicable federal income tax rules provide a “savings clause” for REITs that fail to satisfy the REIT gross income tests, if such failure is due to reasonable cause. A REIT that qualifies for the savings clause will retain its REIT status but will pay a tax under section 857(b)(5) and related interest.

On December 15, 2006, we submitted to the IRS a request for a closing agreement to resolve the “related party tenant” issue. Since that time, we have had additional conversations with the IRS, who has

Notes to Consolidated Financial Statements

encouraged us to move forward with the process of obtaining a closing agreement, and we have submitted additional documentation in support of the issuance of a closing agreement with respect to this matter. While we believe there are valid arguments that Advocat should not be deemed a “related party tenant,” the matter still is not free from doubt, and we believe it is in our best interest to proceed with the request for a closing agreement with the IRS in order to resolve the matter, minimize potential interest charges and obtain assurances regarding our continuing REIT status. If obtained, a closing agreement will establish that any failure to satisfy the gross income tests was due to reasonable cause. In the event that it is determined that the “savings clause” described above does not apply, we could be treated as having failed to qualify as a REIT for one or more taxable years.

As a result of the potential related party tenant issue described above, we have recorded a $2.3 million, $2.4 million and $0.4 million provision for income taxes, including related interest expense, for the years ended December 31, 2006, 2005 and 2004, respectively. The amount accrued represents the estimated liability and interest, which remains subject to final resolution and therefore is subject to change. In addition, in October 2006, in connection with the Second Advocat Restructuring we have been advised by tax counsel that we will not receive any non-qualifying related party tenant income from Advocat in future fiscal years. Accordingly, we do not expect to incur tax expense associated with related party tenant income in future periods commencing January 1, 2007.

NOTE 11 - RETIREMENT ARRANGEMENTS

Our company has a 401(k) Profit Sharing Plan covering all eligible employees. Under this plan, employees are eligible to make contributions, and we, at our discretion, may match contributions and make a profit sharing contribution.

We have a Deferred Compensation Plan which is an unfunded plan under which we can award units that result in participation in the dividends and future growth in the value of our common stock. There are no outstanding units as of December 31, 2006.

Amounts charged to operations with respect to these retirement arrangements totaled approximately $62,700, $55,400 and $52,800 in 2006, 2005 and 2004, respectively.

NOTE 12 - STOCKHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION

Stockholders’ Equity

5.175 Million Common Stock Offering

On November 21, 2005, we closed an underwritten public offering of 5,175,000 shares of Omega common stock at $11.80 per share, less underwriting discounts. The sale included 675,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $58 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses.

8.625% Series B Preferred Redemption

On May 2, 2005, we fully redeemed our 8.625% Series B Cumulative Preferred Stock (NYSE:OHI PrB) (the “Series B Preferred Stock”). We redeemed the 2.0 million shares of Series B Preferred Stock at a price of $25.55104, comprising the $25 liquidation value and accrued dividend. Under FASB-EITF Issue D-42, ‘‘The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” the repurchase of the Series B Preferred Stock resulted in a non-cash charge to our 2005 net income available to common shareholders of approximately $2.0 million reflecting the write-off of the original issuance costs of the Series B Preferred Stock.

Notes to Consolidated Financial Statements

4.025 Million Primary Share Common Stock Offering

On December 15, 2004, we closed an underwritten public offering of 4,025,000 shares of our common stock at a price of $11.96 per share, less underwriting discounts. The offering included 525,000 shares sold in connection with the exercise of an over-allotment option granted to the underwriters. We received approximately $46 million in net proceeds from the sale of the shares, after deducting underwriting discounts and before estimated offering expenses.

9.25% Series A Preferred Redemption

On April 30, 2004, we fully redeemed all of the outstanding 2.3 million shares of our Series A Cumulative Preferred Stock (the “Series A Preferred Stock”) at a price of $25.57813, comprised of the $25 per share liquidation value and accrued dividend. Under FASB-EITF Issue D-42, ‘‘The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” the repurchase of the Series A Preferred Stock resulted in a non-cash charge to our 2004 net income available to common stockholders of approximately $2.3 million.

8.375% Series D Preferred Stock Offering

On February 10, 2004, we closed on the sale of 4,739,500 shares of our 8.375% Series D cumulative redeemable preferred stock (the “Series D Preferred Stock”) at a price of $25 per share. The Series D Preferred Stock is listed on the NYSE under the symbol “OHI PrD.” Dividends on the Series D Preferred Stock are cumulative from the date of original issue and are payable quarterly. At December 31, 2006, the aggregate liquidation preference of the Series D Preferred Stock was $118.5 million. (See Note 13 - Dividends).

Series C Preferred Stock Redemption, Conversion and Repurchase

On July 14, 2000, Explorer Holdings, L.P., (“Explorer”), a private equity investor, completed an investment of $100.0 million in our company in exchange for 1,000,000 shares of our Series C convertible preferred stock (the “Series C Preferred Stock”). Shares of the Series C Preferred Stock were convertible into common stock at any time by the holder at an initial conversion price of $6.25 per share of common stock. The shares of Series C Preferred Stock were entitled to receive dividends at the greater of 10% per annum or the dividend payable on shares of common stock, with the Series C Preferred Stock participating on an “as converted” basis. Dividends on the Series C Preferred Stock were cumulative from the date of original issue and are payable quarterly.

On February 5, 2004, we announced that Explorer, our then largest stockholder, granted us the option to repurchase up to 700,000 shares of our Series C Preferred Stock, which were convertible into our common shares held by Explorer at a negotiated purchase price of $145.92 per share of Series C Preferred Stock (or $9.12 per common share on an as converted basis). Explorer further agreed to convert any remaining Series C Preferred Stock into our common stock.

We used approximately $102.1 million of the net proceeds from the Series D Preferred Stock offering to repurchase 700,000 shares of our Series C Preferred Stock from Explorer. In connection with the closing of the repurchase, Explorer converted its remaining 348,420 shares of Series C Preferred Stock into approximately 5.6 million shares of our common stock. Following the repurchase and conversion, Explorer held approximately 18.1 million of our common shares.

The combined repurchase and conversion of the Series C Preferred Stock reduced our preferred dividend requirements, increased our market capitalization and facilitated future financings by simplifying our capital structure. Under FASB-EITF Issue D-42, ‘‘The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” the repurchase of the Series C Preferred Stock resulted in a non-cash charge to our 2004 net income available to common stockholders of approximately $38.7 million.

Notes to Consolidated Financial Statements

18.1 Million Secondary and 2.7 Million Share Primary Offering of Our Common Stock

On March 8, 2004, we announced the closing of an underwritten public offering of 18.1 million shares of our common stock at a price of $9.85 per share owned by Explorer (the “Secondary Offering”). As a result of the Secondary Offering, Explorer no longer owned any shares of our common stock. We did not receive any proceeds from the sale of the shares sold by Explorer.

In connection with the Secondary Offering, we issued approximately 2.7 million additional shares of our common stock at a price of $9.85 per share, less underwriting discounts (the “Over-Allotment Offering”), to cover over-allotments in connection with the Secondary Offering. We received net proceeds of approximately $23 million from the Over-Allotment Offering.

Stock Options

Prior to January 1, 2006, we accounted for stock based compensation using the intrinsic value method as defined by APB Opinion No. 25, Accounting for Stock Issued to Employees. Effective January 1, 2006, we adopted FAS No. 123R using the modified prospective method. Accordingly, we have not restated prior period amounts. The additional expense recorded in 2006 as a result of this adoption is approximately $3 thousand. Under the provisions of FAS No. 123R, the “Unamortized restricted stock awards” line on our consolidated balance sheet, a contra-equity line representing the amount of unrecognized share-based compensation costs, is no longer presented. Accordingly, effective January 1, 2006, the balance recorded for “Unamortized restricted stock awards” as of December 31, 2005 was reversed through the “Common stock and additional paid-in-capital” line on our consolidated balance sheet.
Under the terms of our 2000 Stock Incentive Plan (the “2000 Plan”), we reserved 3,500,000 shares of common stock. The exercise price per share of an option under the 2000 Plan cannot be reduced after the date of grant, nor can an option be cancelled in exchange for an option with a lower exercise price per share. The 2000 Plan provides for non-employee directors to receive options that vest over three years while other grants vest over the period required in the agreement applicable to the individual recipient. Directors, officers, employees and consultants are eligible to participate in the 2000 Plan. At December 31, 2006, there were outstanding options for 48,913 shares of common stock granted to eight eligible participants under the 2000 Plan. Additionally, 355,655 shares of restricted stock have been granted under the provisions of the 2000 Plan, and as of December 31, 2006, there were no shares of unvested restricted stock outstanding under the 2000 Plan.

At December 31, 2006, under the 2000 Plan, there were options for 47,244 shares of common stock currently exercisable with a weighted-average exercise price of $12.70, with exercise prices ranging from $2.96 to $37.20. There were 559,960 shares available for future grants as of December 31, 2006. A breakdown of the options outstanding under the 2000 Plan as of December 31, 2006, by price range, is presented below:

Option Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number Exercisable	Weighted Average Price on Options Exercisable
$2.96 -$3.81	11,918	$3.41	3.44	11,918	$3.41
$6.02 -$9.33	22,330	$6.67	5.14	20,661	$6.46
$20.25 -$37.20	14,665	$29.04	1.59	14,665	$29.04

On April 20, 2004, our Board of Directors approved the 2004 Stock Incentive Plan (the “2004 Plan”), which was subsequently approved by our stockholders at our annual meeting held on June 3, 2004. Under the terms of the 2004 Plan, we reserved 3,000,000 shares of common stock. The exercise price per share of an option under the 2004 Plan cannot be less than fair market value (as defined in the 2004 Plan) on the date of grant. The exercise price per share of an option under the 2004 Plan cannot be

Notes to Consolidated Financial Statements

reduced after the date of grant, nor can an option be cancelled in exchange for an option with a lower exercise price per share. Directors, officers, employees and consultants are eligible to participate in the 2004 Plan. As of December 31, 2006, a total of 350,480 shares of restricted stock and 317,500 restricted stock units have been granted under the 2004 Plan, and as of December 31, 2006, there were no outstanding options to purchase shares of common stock under the 2004 Plan.

At December 31, 2006, options outstanding (48,913) have a weighted-average exercise price of $12.58, with exercise prices ranging from $2.96 to $37.20. For the year ended December 31, 2004, 9,000 options were granted at a weighted average price per share of $9.33. There were no options granted in 2005 or 2006. The following is a summary of option activity under the 2000 Plan:

Stock Options	Number of Shares	Exercise Price	Weighted- Average Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2003	2,282,630	$ 2.320 - $ 37.205	$3.202	6.8
Granted during 2004	9,000	9.330 - 9.330	9.330
Exercised	(1,713,442)	2.320 - 7.750	2.988
Cancelled	(8,005)	3.740 - 9.330	6.914
Outstanding at December 31, 2004	570,183	2.320 - 37.205	3.891	6.0
Exercised	(336,910)	2.320 - 9.330	2.843
Cancelled	(5,833)	3.410 - 3.410	3.410
Outstanding at December 31, 2005	227,440	2.760 - 37.205	5.457	4.6
Exercised	(174,191)	2.760 - 9.330	2.979
Cancelled	(4,336)	22.452 - 25.038	24.594
Outstanding at December 31, 2006	48,913	$ 2.960 - $ 37.205	$12.583	3.1	$417,368
Exercisable at December 31, 2006	47,244	$ 2.960- $37.205	$12.698	3.7	$403,357

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $1.7, million, $3.2 million and $12.5 million, respectively. The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $0.0 million, $0.2 million and $0.2 million, respectively.

Cash received from the exercise under all stock-based payment arrangements for the year ended 2006, 2005 and 2004 was $0.9 million, $0.4 million and $1.7 million, respectively. Cash used to settle equity instruments granted under stock-based payment arrangements for the year ended 2006, 2005 and 2004, was $0.7 million, $1.4 million and 2.1 million, respectively.

Restricted Stock

On September 10, 2004, we entered into restricted stock agreements with four executive officers under the 2004 Plan. A total of 317,500 shares of restricted stock were granted, which equated to approximately $3.3 million of deferred compensation (based on grant-date fair value). The shares vest thirty-three and one-third percent (33 1/3%) on each of January 1, 2005, January 1, 2006 and January 1, 2007 so long as the executive officer remains employed on the vesting date, with vesting accelerating upon a qualifying termination of employment or upon the occurrence of a change of control (as defined in the applicable restricted stock agreements). As a result of the grant, we recorded $1.1 million of non-cash compensation expense for the years ended December 31, 2006, 2005 and 2004, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $1.1 million, $1.1 million and $0.0 million, respectively.

Notes to Consolidated Financial Statements

For the year ended December 31, 2006, we issued 2,179 shares of restricted common stock to each non-employee director and an additional 2,000 shares of restricted common stock to the Chairman of the Board under the 2004 Plan for a total of 12,895 shares. These shares represent a payment of the portion of the directors’ annual retainer that is payable in shares of our common stock.

Restricted Stock	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2005	218,666	$10.56
Granted during 2006	7,000	12.59
Vested	(108,170)	10.55
Non-vested at December 31, 2006	117,496	$10.68

Performance Restricted Stock Units

On September 10, 2004, we entered into performance restricted stock unit agreements with our four executive officers under the 2004 Plan. A total of 317,500 restricted stock units were issued under the 2004 Plan and will fully vest into shares of common stock when our company attains $0.30 per share of adjusted funds from operations (as defined in the applicable restricted stock unit agreements), (“AFFO”) for two (2) consecutive quarters, with vesting accelerating upon a qualifying termination of employment or upon the occurrence of a change of control (as defined in the applicable restricted stock unit agreements). The performance restricted stock units expire on December 31, 2007 if the performance criteria has not been met. Pursuant to the terms of the performance restricted stock unit agreements, each of the executive officers will not receive the vested shares attributable to the performance restricted stock units until the earlier of January 1, 2008, such executive officer is terminated without cause or quits for good reason (as defined in the performance restricted stock unit agreement), or the death or disability (as defined in performance restricted stock unit agreement) of the executive officer. Under our current method of accounting for stock-based compensation, the expense related to the restricted stock units will be recognized when it becomes probable that the vesting requirements will be met.

As of September 30, 2006, we achieved the vesting target as defined in the 2004 Plan, and therefore, in accordance with FAS No. 123R (i.e., compensation expense for a performance-based stock award shall be recognized when the satisfaction of the performance conditions that cause the award to vest are probable to occur), we recorded approximately $3.3 million as compensation expense (based on grant-date fair value) associated with the performance restricted stock units for the year ended December 31, 2006.

Performance Restricted Stock Units	Number of Units	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2005	317,500	$10.54
Vested	(317,500)	10.54
Non-vested at December 31, 2006	—	$—

In accordance with FASB Statement No. 128, Earnings per Share, (“FAS No. 128”), the restricted stock unit shares are included in the computation of basic EPS from the date of vesting on a weighted-average basis. See Note 17 - Earnings per Share.

Notes to Consolidated Financial Statements

NOTE 13 - RELATED PARTY TRANSACTIONS

Explorer Holdings, L.P.

On February 5, 2004, we entered into a Repurchase and Conversion Agreement with our then largest stockholder, Explorer, pursuant to which Explorer granted us an option to repurchase up to 700,000 shares of our Series C Preferred Stock at a price of $145.92 per share (or $9.12 per share of common stock on an as-converted basis), on the condition that we purchase a minimum of $100 million on or prior to February 27, 2004. Explorer also agreed to convert all of its remaining shares of Series C Preferred Stock into shares of our common stock upon exercise of the repurchase option.

On February 10, 2004, we sold in a registered direct placement 4,739,500 shares of our Series D Preferred Stock at a price of $25 per share to a number of institutional investors and other purchasers for net proceeds, after fees and expenses, of approximately $114.9 million. Following the closing of the Series D Preferred Stock offering, we used approximately $102.1 million of the net proceeds to repurchase 700,000 shares of our Series C Preferred Stock from Explorer pursuant to the repurchase option. In connection with this transaction, Explorer converted its remaining 348,420 shares of Series C Preferred Stock into 5,574,720 shares of our common stock. The balance of the net proceeds from the offering was used to redeem approximately 600,000 shares of our Series A Preferred Stock.

On February 12, 2004, we registered Explorer’s 18,118,246 shares of common stock (that includes the 5.6 million shares from the conversion) with the SEC. Explorer sold all of these registered shares pursuant to the registration statement.

In connection with our repurchase of a portion of Explorer’s Series C Preferred Stock, our results of operations for the first quarter of 2004 included a non-recurring reduction in net income attributable to common stockholders of approximately $38.7 million. This amount reflects the sum of: (i) the difference between the deemed redemption price of $145.92 per share of our Series C Preferred Stock and the carrying amount of $100 per share of our Series C Preferred Stock multiplied by the number of shares of the Series C Preferred Stock repurchased upon exercise of our option to repurchase shares of Series C Preferred Stock; and (ii) the cost associated with the original issuance of our Series C Preferred Stock that was previously classified as additional paid-in capital, pro-rated for the repurchase.

NOTE 14 - DIVIDENDS

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, our New Credit Facility has certain financial covenants that limit the distribution of dividends paid during a fiscal quarter to no more than 95% of our aggregate cumulative funds from operations (“FFO”) as defined in the loan agreement governing the New Credit Facility (the “Loan Agreement”), unless a greater distribution is required to maintain REIT status. The Loan Agreement defines FFO as net income (or loss)

Notes to Consolidated Financial Statements

plus depreciation and amortization and shall be adjusted for charges related to: (i) restructuring our debt; (ii) redemption of preferred stock; (iii) litigation charges up to $5.0 million; (iv) non-cash charges for accounts and notes receivable up to $5.0 million; (v) non-cash compensation related expenses; (vi) non-cash impairment charges; and (vii) tax liabilities in an amount not to exceed $8.0 million.

Common Dividends

On January 16, 2007, the Board of Directors declared a common stock dividend of $0.26 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid February 15, 2007 to common stockholders of record on January 31, 2007.

On October 24, 2006, the Board of Directors declared a common stock dividend of $0.25 per share, an increase of $0.01 per common share compared to the prior quarter, which was paid November 15, 2006 to common stockholders of record on November 3, 2006.

On July 17, 2006, the Board of Directors declared a common stock dividend of $0.24 per share. The common dividend was paid August 15, 2006 to common stockholders of record on July 31, 2006.

On April 18, 2006, the Board of Directors declared a common stock dividend of $0.24 per share, an increase of $0.01 per common share compared to the prior quarter. The common dividend was paid May 15, 2006 to common stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared a common stock dividend of $0.23 per share, an increase of $0.01 per common share compared to the prior quarter. The common stock dividend was paid February 15, 2006 to common stockholders of record on January 31, 2006.

Series D Preferred Dividends

On January 16, 2007, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on its 8.375% Series D cumulative redeemable preferred stock (the “Series D Preferred Stock”), that were paid February 15, 2007 to preferred stockholders of record on January 31, 2007. The liquidation preference for our Series D Preferred Stock is $25.00 per share. Regular quarterly preferred dividends for the Series D Preferred Stock represent dividends for the period November 1, 2006 through January 31, 2007.

On October 24, 2006, the Board of Directors declared the regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid November 15, 2006 to preferred stockholders of record on November 3, 2006.

On July 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid August 15, 2006 to preferred stockholders of record on July 31, 2006.

On April 18, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid May 15, 2006 to preferred stockholders of record on April 28, 2006.

On January 17, 2006, the Board of Directors declared regular quarterly dividends of approximately $0.52344 per preferred share on the Series D Preferred Stock that were paid February 15, 2006 to preferred stockholders of record on January 31, 2006.

Notes to Consolidated Financial Statements

Series B Preferred Dividends

In March 2005, our Board of Directors authorized the redemption of all outstanding 2.0 million shares of our Series B Preferred Stock. The Series B Preferred Stock was redeemed on May 2, 2005 for $25 per share, plus $0.55104 per share in accrued and unpaid dividends through the redemption date, for an aggregate redemption price of $25.55104 per share.

Per Share Distributions

Per share distributions by our company were characterized in the following manner for income tax purposes:

	2006	2005	2004
Common
Ordinary income	$0.560	$0.550	$—
Return of capital	0.400	0.300	0.720
Long-term capital gain	—	—	—
Total dividends paid	$0.960	$0.850	$0.720

Series A Preferred
Ordinary income	$—	$—	$0.901
Return of capital	—	—	0.255
Long-term capital gain	—	—	—
Total dividends paid	$—	$—	$1.156

Series B Preferred
Ordinary income	$—	$1.090	$1.681
Return of capital	—	—	0.475
Long-term capital gain	—	—	—
Total dividends paid	$—	$1.090	$2.156

Series C Preferred
Ordinary income	$—	$—	$2.120
Return of capital	—	—	0.600
Long-term capital gain	—	—	—
Total dividends paid	$—	$—	$2.720

Series D Preferred
Ordinary income	$2.094	$2.094	$1.184
Return of capital	—	—	0.334
Long-term capital gain	—	—	—
Total dividends paid	$2.094	$2.094	$1.518

NOTE 15 - LITIGATION

We are subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

We and several of our wholly-owned subsidiaries have been named as defendants in professional liability claims related to our former owned and operated facilities. Other third-party managers responsible for the day-to-day operations of these facilities have also been named as defendants in these claims. In these

Notes to Consolidated Financial Statements

suits, patients of certain previously owned and operated facilities have alleged significant damages, including punitive damages against the defendants. The majority of these lawsuits representing the most significant amount of exposure were settled in 2004. There currently is one lawsuit pending that is in the discovery stage, and we are unable to predict the likely outcome of this lawsuit at this time.

In 1999, we filed suit against a former tenant seeking damages based on claims of breach of contract. The defendants denied the allegations made in the lawsuit. In settlement of our claim against the defendants, we agreed in the fourth quarter of 2005 to accept a lump sum cash payment of $2.4 million. The cash proceeds were offset by related expenses incurred of $0.8 million, resulting in a net gain of $1.6 million paid December 22, 2005.

During 2005, we accrued $1.1 million to settle a dispute relating to capital improvement requirements associated with a lease that expired June 30, 2005.

NOTE 16 - SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following summarizes quarterly results of operations for the years ended December 31, 2006 and 2005.

	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
2006
Revenues	$32,067	$32,314	$35,151	$36,161
Income from continuing operations	10,494	17,565	14,751	13,232
(Loss) income from discontinued operations	(319)	(75)	(128)	177
Net income	10,175	17,490	14,623	13,409
Net income available to common	7,694	15,009	12,143	10,928
Income from continuing operations per share:
Basic income from continuing operations	$0.14	$0.26	$0.21	$0.18
Diluted income from continuing operations	$0.14	$0.26	$0.21	$0.18
Net income available to common per share:
Basic net income	$0.13	$0.26	$0.21	$0.18
Diluted net income	$0.13	$0.26	$0.20	$0.18
Cash dividends paid on common stock	$0.23	$0.24	$0.24	$0.25

2005
Revenues	$28,131	$26,165	$26,997	$28,351
Income from continuing operations	12,402	5,604	9,811	9,538
(Loss) income from discontinued operations	(2,752)	(3,157)	(4,127)	11,434
Net income	9,650	2,447	5,684	20,972
Net income (loss) available to common	6,091	(2,430)	3,203	18,491
Income from continuing operations per share:
Basic income from continuing operations	$0.17	$0.01	$0.14	$0.13
Diluted income from continuing operations	$0.17	$0.01	$0.14	$0.13
Net income (loss) available to common per share:
Basic net income (loss)	$0.12	$(0.05)	$0.06	$0.34
Diluted net income (loss)	$0.12	$(0.05)	$0.06	$0.34
Cash dividends paid on common stock	$0.20	$0.21	$0.22	$0.22

Notes to Consolidated Financial Statements

NOTE 17 - EARNINGS PER SHARE

We calculate basic and diluted earnings per common share (“EPS”) in accordance with FAS No. 128. The computation of basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the relevant period. Diluted EPS is computed using the treasury stock method, which is net income divided by the total weighted-average number of common outstanding shares plus the effect of dilutive common equivalent shares during the respective period. Dilutive common shares reflect the assumed issuance of additional common shares pursuant to certain of our share-based compensation plans, including stock options, restricted stock and restrictive stock units.

The following tables set forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2006	2005	2004
	(in thousands, except per share amounts)
Numerator:
Income from continuing operations	$56,042	$37,355	$13,371
Preferred stock dividends	(9,923)	(11,385)	(15,807)
Preferred stock conversion/redemption charges	—	(2,013)	(41,054)
Numerator for income (loss) available to common from continuing operations - basic and diluted	46,119	23,957	(43,490)
(Loss) gain from discontinued operations	(345)	1,398	6,775
Numerator for net income (loss) available to common per share - basic and diluted	$45,774	$25,355	$(36,715)
Denominator:
Denominator for net income per share - basic	58,651	51,738	45,472
Effect of dilutive securities:
Restricted stock and restricted stock units	74	86	—
Stock option incremental shares	20	235	—
Denominator for net income per share - diluted	58,745	52,059	45,472

Earnings per share - basic:
Income (loss) available to common from continuing operations	$0.79	$0.46	$(0.96)
Income (loss) from discontinued operations	(0.01)	0.03	0.15
Net income (loss) per share - basic	$0.78	$0.49	$(0.81)
Earnings per share - diluted:
Income (loss) available to common from continuing operations	$0.79	$0.46	$(0.96)
Income (loss) from discontinued operations	(0.01)	0.03	0.15
Net income (loss) per share - diluted	$0.78	$0.49	$(0.81)

For the year ended December 31, 2004, there were 683,399 stock options and restricted stock shares excluded as all such effects were anti-dilutive.

Notes to Consolidated Financial Statements

NOTE 18 - DISCONTINUED OPERATIONS

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the presentation of the net operating results of facilities sold during 2006 or currently classified as held-for-sale as income from discontinued operations for all periods presented. We incurred a net loss of $0.3 million from discontinued operations in 2006. We incurred net gain of $1.4 million and $6.8 million for 2005 and 2004, respectively, in the accompanying consolidated statements of operations.

The following table summarizes the results of operations of the facilities sold or held- for- sale for the years ended December 31, 2006, 2005 and 2004, respectively.

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Revenues
Rental income	$372	$4,443	$6,121
Other income	—	24	53
Subtotal revenues	372	4,467	6,174
Expenses
Depreciation and amortization	150	1,421	2,709
General and Administrative	40	—	—
Provision for uncollectible accounts receivable	152	—	—
Provisions for impairment	541	9,617	—
Subtotal expenses	883	11,038	2,709

(Loss) income before gain on sale of assets	(511)	(6,571)	3,465
Gain on assets sold - net	166	7,969	3,310
(Loss) gain from discontinued operations	$(345)	$1,398	$6,775

NOTE 19 - SUBSEQUENT EVENTS

Increase in Credit Facility

Pursuant to Section 2.01 of our Credit Agreement, dated as of March 31, 2006, as amended, by and among OHI Asset, LLC, a Delaware limited liability company, OHI Asset (ID), LLC, a Delaware limited liability company, OHI Asset (LA), LLC, a Delaware limited liability company, OHI Asset (TX), LLC, a Delaware limited liability company, OHI Asset (CA), LLC, a Delaware limited liability company, Delta Investors I, LLC a Maryland limited liability company, Delta Investors II, LLC, a Maryland limited liability company and Texas Lessor - Stonegate, LP, a Maryland limited partnership, the Lenders identified therein, and Bank of America, N.A., as Administrative Agent (the “Credit Agreement”), we are permitted under certain circumstances to increase our available borrowing base under the Credit Agreement from $200 million up to an aggregate of $300 million.. Effective as of February 22, 2007, we exercised our right to increase our available revolving commitment under Section 2.01 of the Credit Agreement from $200 million to $255 million and we consented to the addition of 18 our properties to the borrowing base assets under the Credit Agreement.

Asset Sale

On December 22, 2006, Residential Care VIII, LLC, a subsidiary of American Senior Communities, LLC, notified us of their intent to exercise their option to purchase two facilities. The two facilities were classified on our December 31, 2006 consolidated balance sheet as assets held for sale with a net book value of approximately $1.9 million. On January 31, 2007, we received gross cash proceeds of approximately $3.6 million.

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2006

						(3)
						Gross Amount at Which Carried
			Cost Capitalized			at Close of				Life on Which
		Initial Cost to	Subsequent			Period				Depreciation
		Company	to			Buildings				in Latest
		Buildings	Acquisition			and Land	(4)			Income
		and Land				Improvements	Accumulated	Date of	Date	Statements
Description (1)	Encumbrances	Improvements	Improvements	Impairment	Other	Total	Depreciation	Renovation	Acquired	is Computed
Sun Healthcare Group, Inc.:
Alabama (LTC)	(2)	23,584,956	-	-	-	23,584,956	6,628,477		1997	33 years
California (LTC, RH)	(2)	39,013,223	66,575	-	-	39,079,798	10,277,900	1964	1997	33 years
Colorado (LTC, AL)		38,563,002				38,563,002	429,694		2006	39 years
Idaho (LTC)	(2)	21,776,277	-	-	-	21,776,277	2,635,608		1997-1999	33 years
Massachusetts (LTC)	(2)	8,300,000	-	-	-	8,300,000	2,352,366		1997	33 years
North Carolina (LTC)	(2)	22,652,488	56,951	-	-	22,709,439	8,389,556	1982-1991	1994-1997	30 years to 33 years
Ohio (LTC)	(2)	11,653,451	20,247	-	-	11,673,698	3,129,164	1995	1997	33 years
Tennessee (LTC)	(2)	7,905,139	37,234	-	-	7,942,373	3,064,951		1994	30 years
Washington (LTC)	(2)	10,000,000	1,798,843	-	-	11,798,843	5,536,845	2005	1995	20 years
West Virginia (LTC)	(2)	24,751,206	42,238	-	-	24,793,444	6,481,373		1997-1998	33 years
Total Sun		208,199,742	2,022,088	-	-	210,221,830	48,925,934

CommuniCare Health Services:
Ohio (LTC, AL)		$165,003,208	$531,383	$-	$-	$165,534,591	$9,730,829		1998-2005	33 years to 39 years
Pennsylvania (LTC)		20,286,067	-	-	-	20,286,067	890,649		2005	39 years
Total CommuniCare		185,289,275	531,383	-	-	185,820,658	10,621,478

Haven Healthcare:
Connecticut (LTC)		38,762,737	1,648,475	(4,958,643)	-	35,452,569	5,712,272		1999-2004	33 years to 39 years
Massachusetts (LTC)		7,190,684	-	-	-	7,190,684	174,170		2006	39 years
New Hampshire (LTC, AL)		21,619,505	-	-	-	21,619,505	1,906,502		1998	39 years
Rhode Island (LTC)		38,739,811	-	-	-	38,739,811	983,813		2006	39 years
Vermont (LTC)		14,145,776	81,501	-	-	14,227,277	953,787		2004	39 years
Total Haven		120,458,513	1,729,976	(4,958,643)	-	117,229,846	9,730,544

HQM, Inc.:
Florida (LTC)		85,805,338	1,791,201	-	-	87,596,539	7,365,547		1998-2006	33 years to 39 years
Kentucky (LTC)		10,250,000	522,075	-	-	10,772,075	2,162,919		1999	33 years
Total HQM		96,055,338	2,313,276	-	-	98,368,614	9,528,466

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2006

(3)
Gross Amount at Which Carried
			Cost Capitalized			at Close of				Life on Which
		Initial Cost to	Subsequent			Period				Depreciation
		Company	to			Buildings				in Latest
		Buildings	Acquisition			and Land	(4)			Income
		and Land				Improvements	Accumulated	Date of	Date	Statements
Description (1)	Encumbrances	Improvements	Improvements	Impairment	Other	Total	Depreciation	Renovation	Acquired	is Computed
Advocat, Inc.:
Alabama (LTC)	11,588,534	808,961	-	-	12,397,495	5,272,456	1975-1985	1992	31.5 years
Arkansas (LTC)	36,052,810	6,122,100	(36,350)	-	42,138,560	16,480,644	1984-1985	1992	31.5 years
Florida (LTC)	1,050,000	1,920,000	(970,000)	-	2,000,000	316,749		1992	31.5 years
Kentucky (LTC)	15,151,027	1,562,375	-	-	16,713,402	5,829,700	1972-1994	1994-1995	33 years
Ohio (LTC)	5,604,186	250,000	-	-	5,854,186	2,063,913	1984	1994	33 years
Tennessee (LTC)	9,542,121	-	-	-	9,542,121	4,209,458	1986-1987	1992	31.5 years
West Virginia (LTC)	5,437,221	348,642	-	-	5,785,863	2,013,545		1994-1995	33 years
Total Advocat	84,425,899	11,012,078	(1,006,350)	-	94,431,627	36,186,465

Guardian LTC Management, Inc.
Ohio (LTC)		6,548,435	-	-	-	6,548,435	329,329		2004	39 years
Pennsylvania (LTC, AL)		75,436,912	-	-	-	75,436,912	3,613,671		2004-2006	39 years
West Virginia (LTC)		3,995,581	-	-	-	3,995,581	196,253		2004	39 years
Total Guardian		85,980,928	-	-	-	85,980,928	4,139,253

Nexion Health:
Louisiana (LTC)	(2)	55,638,965	-	-	-	55,638,965	1,943,222		1997	33 years
Texas (LTC)		24,571,806	-	-	-	24,571,806	550,590		2005-2006	39 years
Total Nexion Health		80,210,771	-	-	-	80,210,771	2,493,812

Essex Healthcare:
Ohio (LTC)		79,353,622	-	-	-	79,353,622	4,177,705		2005	39 years
Total Essex		79,353,622	-	-	-	79,353,622	4,177,705

Other:
Arizona (LTC)		24,029,032	1,863,709	(6,603,745)	-	19,288,996	4,433,829	2005	1998	33 years
California (LTC)	(2)	20,577,181	1,008,313	-	-	21,585,494	5,513,220		1997	33 years
Colorado (LTC)		14,170,968	196,017	-	-	14,366,985	3,301,966		1998	33 years
Florida (LTC, AL)		58,367,881	746,398	-	-	59,114,279	11,479,569		1993-1998	27 years to 37.5 years
Georgia (LTC)		10,000,000	-	-	-	10,000,000	921,291		1998	37.5 years
Illinois (LTC)		13,961,501	444,484	-	-	14,405,985	3,872,888		1996-1999	30 years to 33 years
Indiana (LTC, AL)		15,142,300	2,305,705	(1,843,400)	-	15,604,605	4,941,517	1980-1994	1992-1999	30 years to 33 years
Iowa (LTC)		14,451,576	1,280,688	(29,156)	-	15,703,108	4,071,865		1996-1998	30 years to 33 years
Massachusetts (LTC)		30,718,142	932,328	(8,257,521)	-	23,392,949	5,138,955		1999	33 years
Missouri (LTC)		12,301,560	-	(149,386)	-	12,152,174	2,788,561		1999	33 years
Ohio (LTC)		2,648,252	186,187	-	-	2,834,439	658,159		1999	33 years
Pennsylvania (LTC)		14,400,000	-	-	-	14,400,000	3,716,661		2005	39 years
Texas (LTC)	(2)	55,662,091	1,361,842	-	-	57,023,933	10,312,566		1997-2005	33 years to 39 years
Washington (AL)		5,673,693	-	-	-	5,673,693	1,232,807		1999	33 years
Total Other		292,104,177	10,325,671	(16,883,208)	-	285,546,640	62,383,854

Total		$1,232,078,265	$27,934,472	($22,848,201)	$0	$1,237,164,536	$188,187,511

(1) The real estate included in this schedule is being used in either the operation of long-term care facilities (LTC), assisted living facilities (AL) or rehabilitation hospitals (RH) located in the states indicated.

(2) Certain of the real estate indicated are security for the BAS Healthcare Financial Services line of credit and term loan borrowings totaling $150,000,000 at December 31, 2006.

	Year Ended December 31,
(3)	2004	2005	2006
Balance at beginning of period	$599,654,665	$720,368,296	$990,492,285
Additions during period:
Acquisitions	114,286,825	252,609,901	178,906,047
Conversion from mortgage	-	13,713,311	-
Impairment	-	-	-
Improvements	6,426,806	3,821,320	6,817,638
Consolidation under FIN 46R (a)	-	-	61,750,000
Disposals/other	-	(20,543)	(801,434)
Balance at close of period	$720,368,296	$990,492,285	$1,237,164,536

_______________________________
(a) As a result of the application of FIN 46R in 2006, we consolidated an entity determined to be a VIE for which we are the primary beneficiary. Our consolidated balance sheet at December 31, 2006 reflects gross real estate assets of $61,750,000, reflecting the real estate owned by the VIE.

(4)	2004	2005	2006
Balance at beginning of period	$114,305,220	$132,727,879	$156,197,300
Additions during period:
Provisions for depreciation	18,422,659	23,469,421	31,990,211
Provisions for depreciation, Discontinued Ops.			-
Dispositions/other			-
Balance at close of period	$132,727,879	$156,197,300	$188,187,511

The reported amount of our real estate at December 31, 2006 is less than the tax basis of the real estate by approximately $39.0 million.

SCHEDULE IV MORTGAGE LOANS ON REAL ESTATE
December 31, 2006

Description (1)	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages (2) (3)	Principal Amount of Loans Subject to Delinquent Principal or Interest

Florida (4 LTC facilities)	11.50%	February 28, 2010	Interest plus $4,400 of principal payable monthly	None	12,891,454	12,587,005
Florida (2 LTC facilities)	11.50%	June 1, 2016	Interest payable monthly	None	12,590,000	10,730,939
Ohio (1 LTC facility)	11.00%	October 31, 2014	Interest plus $3,900 of principal payable monthly	None	6,500,000	6,453,694
Texas (1 LTC facility)	11.00%	November 30, 2011	Interest plus $19,900 of principal payable monthly	None	2,245,745	1,229,971
Utah (1 LTC facility)	12.00%	November 30, 2011	Interest plus $20,800 of principal payable monthly	None	1,917,430	884,812

					$36,144,629	$31,886,421

(1) Mortgage loans included in this schedule represent first mortgages on facilities used in the delivery of long-term healthcare of which such facilities are located in the states indicated.
(2) The aggregate cost for federal income tax purposes is equal to the carrying amount.

	Year Ended December 31,
(3)	2004	2005	2006
Balance at beginning of period	$119,783,915	$118,057,610	$104,522,341
Additions during period - Placements	6,500,000	61,750,000	-
Deductions during period - collection of principal/other	(8,226,305)	(61,571,958)	(10,885,920)
Allowance for loss on mortgage loans	-	-	-
Conversion to purchase leaseback	-	(13,713,311)	-
Consolidation under FIN 46R (a)	-	-	(61,750,000)
Balance at close of period	$118,057,610	$104,522,341	$31,886,421

(a) As a result of the application of FIN 46R in 2006, we consolidated an entity that was the debtor of a mortgage note with us for $61,750,000 as of December 31, 2005.